Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

SUNOCO LP,

SATURN MERGER SUB, LLC,

NUSTAR ENERGY L.P.,

NUSTAR GP, LLC,

RIVERWALK LOGISTICS, L.P.

and

SUNOCO GP LLC

Dated as of January 22, 2024

i

ARTICLE IX DEFINITIONS		101

Section 9.1	Definitions	101
Section 9.2	Index of Definitions	112

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 22, 2024, is by and among (a) Sunoco LP, a Delaware limited partnership (“Parent”), (b) Saturn Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub”), (c) NuStar Energy L.P., a Delaware limited partnership (the “Partnership”), (d) Riverwalk Logistics, L.P., a Delaware limited partnership (the “Partnership GP”) and sole general partner of the Partnership, (e) NuStar GP, LLC, a Delaware limited liability company (“Partnership Managing GP”) and the sole general partner of the Partnership GP and (f) Sunoco GP LLC, a Delaware limited liability company (the “Parent GP”) and sole general partner of Parent.

WITNESSETH:

WHEREAS, concurrently with the entry into this Agreement, as a condition and material inducement to the Partnership’s, the Partnership GP’s and the Partnership Managing GP’s willingness to enter into this Agreement, Energy Transfer LP, a Delaware limited partnership (“ET”), has entered into that certain Support Agreement (as it may be amended, supplemented or otherwise modified in accordance with its terms, the “ET Support Agreement”) with Parent and the Partnership;

WHEREAS, the parties intend that Merger Sub be merged with and into the Partnership (the “Merger”), with the Partnership surviving the Merger as a subsidiary of Parent, and that this Agreement comply with Article XIV of the Existing Partnership Agreement;

WHEREAS, the Board of Directors of Partnership Managing GP (the “Partnership Managing GP Board”) by unanimous vote has, on behalf of the Partnership Managing GP, in its own capacity and in its capacity as the general partner of the Partnership GP, and on behalf of the Partnership GP, (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of the Partnership and its unitholders, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (c) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (d) recommended approval and adoption of this Agreement by the holders of Partnership Common Units, (e) directed that this Agreement be submitted to the holders of Partnership Common Units for approval and adoption and (f) adopted resolutions approving an amendment to the Existing Partnership Agreement, which amendment is expected to be adopted immediately following the entry into this Agreement;

WHEREAS, the Board of Directors (the “Parent GP Board”) of the Parent GP, has (a) determined that it is in the best interests of Parent and the unitholders of Parent, and declared it advisable, for Parent to enter into this Agreement and (b) authorized and approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and the Unit Issuance;

WHEREAS, Parent, as the sole member of Merger Sub, has determined that it is in the best interests of Merger Sub, and declared it advisable, for Merger Sub to enter into this Agreement, and has approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; and

WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger; Parent Subscription Right. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware Revised Uniform Limited Partnership Act (the “Delaware LP Act”) and the Delaware Limited Liability Company Act (the “Delaware LLC Act”), Merger Sub shall be merged with and into the Partnership, whereupon the separate limited liability company existence of Merger Sub shall cease, and the Partnership shall continue its limited partnership existence under Delaware law as the surviving entity in the Merger (the “Surviving Entity”) and a Subsidiary of Parent. Parent shall have the right, but not the obligation, to cause a wholly owned Subsidiary of Parent that is treated as a corporation or a partnership for U.S. federal income tax purposes, to subscribe, immediately prior to and conditioned on the occurrence of the Effective Time, for a number of Partnership Common Units representing one percent of all Partnership Common Units outstanding immediately following such issuance (the “New Parent Subsidiary Units”) at a price per Partnership Common Unit equal to the closing price of one Partnership Common Unit reported on the NYSE on the full trading day immediately prior to the Effective Time, payable in cash, a Parent note or any other property that Parent and the Company mutually agree to be of equal value; provided, that any such issuance of New Parent Subsidiary Units will be made following the record date for the Special Distribution and any applicable quarterly distribution (to the extent such record date is already set and expected to be prior to the Effective Time) and will be made pursuant to documentation to be mutually agreed between Parent and the Partnership acting in good faith.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place remotely by exchange of documents and signatures (or their electronic counterparts) at 9:00 a.m., Central time on the second business day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Partnership and Parent may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3 Effective Time. At the Closing, the Partnership shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the Delaware LP Act, the Delaware LLC Act and the Existing Partnership Agreement in order to effect the Merger, and make any other filings or recordings as may be required by Delaware law in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such other, later date and time as is agreed between the Partnership and Parent and specified in the Certificate of Merger in accordance with the relevant provisions of the Delaware LP Act, the Delaware LLC Act and the Existing Partnership Agreement (such date and time, the “Effective Time”).

Section 1.4 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the Delaware LP Act, the Delaware LLC Act and Section 14.5 of the Existing Partnership Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the rights, privileges and powers, and all property, real, personal and mixed, and all debts due to either of the Partnership or Merger Sub, as well as all other things and causes of action belonging to each of the Partnership and Merger Sub, shall vest in the Surviving Entity without further act or deed, all as provided under the Delaware LP Act, the Delaware LLC Act and Section 14.5 of the Existing Partnership Agreement.

Section 1.5 Organizational Documents of the Surviving Entity. At the Effective Time, (a) the Partnership’s Certificate of Limited Partnership as in effect immediately prior to the Effective Time shall remain unchanged and shall be the certificate of formation of the Surviving Entity from and after the Effective Time, until duly amended in accordance with the provisions thereof and applicable Law, and (b) the Partnership’s limited partnership agreement as in effect immediately prior to the Effective Time shall remain unchanged and shall be the limited partnership agreement of the Surviving Entity from and after the Effective Time, until duly amended in accordance with the provisions thereof and applicable Law.

Section 1.6 Partnership Managing GP Directors. At the Effective Time, the persons listed on Section 1.6 of the Parent Disclosure Schedule shall be appointed as the directors of the Partnership Managing GP and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with the terms of the limited liability company agreement of Partnership Managing GP.

Section 1.7 Partnership Managing GP Officers. The officers of Merger Sub immediately prior to the Effective Time shall be appointed as the officers of Partnership Managing GP and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with the terms of the limited liability company agreement of Partnership Managing GP.

Section 1.8 Parent GP Director. Prior to the Effective Time, Parent and the Parent GP shall take all necessary action so that upon and after the Effective Time the size of the current Parent GP Board is increased by one (1) member and, effective as of the Effective Time, a member of the Partnership Managing GP Board to be mutually agreed between Parent and the Partnership (the “New Parent Director”) is appointed to the Parent GP Board to fill the vacancy on the Parent GP Board created by such increase. So long as the New Parent Director continues to satisfy any requirements of applicable Laws and regulations (including of the NYSE) and corporate governance polices of ET applicable to serving as a member of the Parent GP Board applicable to all members of the Board, in their capacities as such, and complies with the provisions of the Parent Partnership Agreement and the Parent GP LLC Agreement applicable to all members of the Parent GP Board in their capacities as such, the Parent GP and Parent shall not, and shall cause their respective controlled affiliates and use reasonable best efforts to cause their respective other affiliates to not, take any action to remove the New Parent Director from the Parent GP Board (or otherwise take or refrain from taking any action having the effect of the New Parent Director not serving as a member of the Parent GP Board) for a period of one (1) year following the Effective Time.

Section 1.9 Continued San Antonio Operations. For a period of two (2) years following the Effective Time, Parent shall maintain and continue (or cause to be maintained and continued) the Partnership’s current office (which is currently its headquarters) located in San Antonio, Texas.

Section 1.10 Continued Philanthropy. Parent shall make charitable contributions to the organizations to which the Partnership currently makes charitable contributions (as set forth on Section 1.10 of the Partnership Disclosure Schedule), in the amounts and for the applicable periods following the Effective Time as set forth therein.

ARTICLE II

CONVERSION OF UNITS; EXCHANGE OF CERTIFICATES; EQUITY AWARDS

Section 2.1 Conversion of Partnership Interests. Subject to the terms and conditions of this Agreement, at the Effective Time, and by virtue of the Merger and without any action on the part of Parent, the Parent GP, Merger Sub, the Partnership, Partnership GP or Partnership Managing GP or any of their respective affiliates or any holder of securities of Parent, the Parent GP, Merger Sub, the Partnership, Partnership GP or Partnership Managing GP:

(a) Each Partnership Common Unit issued and outstanding immediately prior to the Effective Time (other than any Excluded Units and Parent Subsidiary Held Units) shall be converted into and shall thereafter represent the right to receive 0.400 (the “Exchange Ratio”) common units representing limited partner interests in Parent having the rights and obligations specified with respect to “Common Units” in the Parent Partnership Agreement (the “Parent Common Units” and such consideration, the “Merger Consideration”). Each person that receives Parent Common Units upon the exchange of Partnership Common Units for the Merger Consideration in accordance with this Article II shall be admitted as a limited partner of Parent.

(b) Each Partnership Preferred Unit issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time as limited partnership interests of the Surviving Entity in the Merger having the same terms as are applicable to the Partnership Preferred Units immediately prior to the Effective Time.

(c) The general partner interest in the Partnership issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time as the general partner interest of the Surviving Entity in the Merger.

(d) Notwithstanding anything to the contrary in this Agreement, at the Effective Time, (i) all Partnership Common Units directly owned immediately prior to the Effective Time by the Partnership or by Parent or Merger Sub (collectively, the “Excluded Units”) and (ii) any Partnership Common Units owned, immediately prior to the Effective Time, by a Subsidiary of Parent (including any New Parent Subsidiary Units) (“Parent Subsidiary Held Units”) shall remain issued and outstanding from and after the Effective Time as limited partnership interests of the Surviving Entity in the Merger having the same terms as are applicable to Partnership Common Units immediately prior to the Effective Time.

Section 2.2 Rights as Unitholders; Unit Transfers.

(a) All Partnership Common Units converted into the right to receive the Merger Consideration pursuant to Section 2.1(a) will cease to be outstanding and will automatically be canceled and will cease to exist when converted as a result of and pursuant to the Merger. At the Effective Time, each holder of a certificate representing Partnership Common Units (a “Certificate”) and each holder of non-certificated Partnership Common Units represented in book-entry form (“Book-Entry Units”) will cease to be a limited partner of the Partnership in their capacity as a holder of Partnership Common Units and cease to have any rights with respect thereto, except the right to receive (i) the Merger Consideration, (ii) any cash to be paid in lieu of any fractional Parent Common Units in accordance with Section 2.4(d) and (iii) any distributions in accordance with Section 2.4(c) and this Section 2.2(a); provided, however, that the rights of (x) any holder of the Partnership LTI Awards shall be as set forth in Section 2.6, and (y) Parent, the Partnership and their respective Subsidiaries will be as set forth in Section 2.1(d). In addition, holders as of the relevant record date of Partnership Common Units outstanding immediately prior to the Effective Time will have continued rights to any distribution, without interest, with respect to such Partnership Common Units with a record date occurring prior to the Effective Time that may have been declared or made by the Partnership with respect to such Partnership Common Units, in accordance with the terms of the Existing Partnership Agreement and this Agreement, and which remains unpaid as of the Effective Time (a “Regular Distribution”). Regular Distributions by the Partnership are not part of the Merger Consideration, and will be paid by Parent on the payment date set therefor to such holders as of the relevant record date of Partnership Common Units, whether or not they exchange their Partnership Common Units pursuant to Section 2.4.

(b) At the Effective Time, there will be no further registration of transfers on the unit transfer books of the Partnership with respect to Partnership Common Units and, promptly following the Effective Time, the books and records of the Partnership will be revised to reflect that Parent will be admitted as a limited partner of the Partnership.

Section 2.3 Merger Sub Interests. At the Effective Time, and by virtue of the Merger and without any action on the part of any person, each limited liability company interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into a number of validly issued, fully paid (to the extent required by the Existing Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) Partnership Common Units, equal in number to the number of Partnership Common Units outstanding as of immediately prior to the Effective Time (other than Parent Subsidiary Held Units, if any) and, together with any outstanding Partnership Preferred Units and Parent Subsidiary Held Units, if any, outstanding immediately after the Effective Time in accordance with Section 2.1(b), shall constitute the only outstanding limited partnership interests of the Surviving Entity as of immediately after the Effective Time.

Section 2.4 Exchange of Partnership Common Units.

(a) Exchange Agent. Prior to the Closing Date, Parent shall appoint an exchange agent mutually and reasonably acceptable to Parent and the Partnership (the “Exchange Agent”) in connection with the Merger and in connection therewith, shall enter into an agreement with the Exchange Agent in a form reasonably acceptable to the Partnership (the “Exchange Agent Agreement”). At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, in trust for the benefit of holders of Partnership Common Units (other than the Excluded Units), Parent Common Units (which shall be in non-certificated book-entry form) issuable pursuant to Section 2.1(a) and Section 2.6 and an amount of cash sufficient to effect delivery of cash lieu of any fractional Parent Common Units in accordance with Section 2.4(d). Following the Effective Time, Parent agrees to make available to the Exchange Agent, from time to time as needed, Parent Common Units issuable and cash required to effect delivery of cash lieu of any fractional Parent Common Units in accordance with Section 2.4(d), make any Regular Distribution in accordance with Section 2.2 and make any distributions in accordance with Section 2.4(c) (all Parent Common Units and cash deposited with the Exchange Agent from time to time, the “Exchange Fund”). The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement.

(b) Exchange Procedures.

(i) Promptly after the Effective Time (and after receipt by the Exchange Agent of all information reasonably necessary to enable the Exchange Agent to effect the mailing set forth in this Section 2.4(b); provided, however, that Parent and the Surviving Entity shall use reasonable best efforts to obtain such information to enable such mailing to occur no later than the third business day following the Effective Time), Parent or the Surviving Entity shall cause the Exchange Agent to mail to each record holder of Partnership Common Units as of immediately prior to the Effective Time (other than the holders of Excluded Units), (A) a letter of transmittal in customary form and agreed to by Parent and the Partnership prior to the Effective Time that will specify that, in respect of certificated Partnership Common Units, delivery will be effected, and that risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Exchange Agent (including by delivery of the Partnership Common Units, book-entry notation, or affidavits of loss in lieu of delivery thereof as provided in Section 2.4(g)) (the “Letter of Transmittal”) to the Exchange Agent and (B) instructions (in customary form and agreed to by Parent and the Partnership prior to the Effective Time) for use in effecting the surrender of the Certificates or Book-Entry Units in exchange for the Merger Consideration, cash in lieu of any fractional Parent Common Units in accordance with Section 2.4(d), any Regular Distribution in accordance with Section 2.2 or any distributions in accordance with Section 2.4(c).

(ii) Upon surrender of Certificates or Book-Entry Units, if any, for cancellation to the Exchange Agent, together with Letters of Transmittal, properly completed and duly executed, and such other documents (including in respect of Book-Entry Units) as may be reasonably required pursuant to such instructions, each holder who held Partnership Common Units immediately prior to the Effective Time (other than the holders of Excluded Units) will be entitled to receive in exchange therefor the Merger Consideration (after taking into account all Partnership Common Units surrendered by such holder and subject to any withholding tax specified in Section 2.5) and an aggregate amount of cash that such holder has the right to receive with respect to such Partnership Common Units pursuant to Section 2.2, Section 2.4(c) and Section 2.4(d). No interest will be paid or accrued on any distributions in accordance with Section 2.2 or Section 2.4(c) or any cash payment in lieu of fractional Parent Common Units in accordance with Section 2.4(d). In the event of a transfer of ownership of Partnership Common Units that is not registered in the transfer records of the Partnership, the Merger Consideration, any distributions in accordance with Section 2.2 or Section 2.4(c) and any cash to be paid in lieu of any fractional Parent Common Units in accordance with Section 2.4(d) in respect of such Partnership Common Units may be paid to a transferee, if the Certificate representing such Partnership Common Units or evidence of ownership of the Book-Entry Units is presented to the Exchange Agent, and in the case of both Certificates and Book-Entry Units, accompanied by all documents reasonably required to evidence and effect such transfer, and that the person requesting such exchange will pay to the Exchange Agent any transfer or other similar Taxes required by reason of the delivery of the Merger Consideration in any name other than that of the record holder of such Partnership Common Units, or will establish to the reasonable satisfaction of the Exchange Agent that such Taxes have been paid or are not payable. Until such required documentation has been delivered and Certificates and Book-Entry Units, if any, have been surrendered, as contemplated by this Section 2.4, each Certificate or Book-Entry Unit will be deemed at any time after the Effective Time to represent only the right to receive upon such delivery and surrender, the Merger Consideration in respect of Partnership Common Units, any cash or distributions to which such holder is entitled pursuant to Section 2.4(c) and Section 2.4(d) and (without the necessity of such surrender) any Regular Distribution in accordance with Section 2.2.

(c) Parent Distributions with Respect to Unexchanged Partnership Common Units. No distributions declared or made with respect to Parent Common Units with a record date after the Effective Time will be paid to the holder of any unsurrendered Partnership Common Units and no cash payment in lieu of fractional Parent Common Units will be paid to any such holder, in each case, until such holder has delivered the required documentation and surrendered any such Certificates or Book-Entry Units as contemplated by this Section 2.4. Subject to applicable Law and Section 5.18, following compliance with the requirements of Section 2.4(b), there will be paid to the holder of Parent Common Units, without interest, (i) promptly after the time of such compliance, and with no effect to the Merger Consideration to which such holder is entitled to pursuant to Section 2.1(a) (after taking into account all Partnership Common Units surrendered by such holder and subject to any withholding tax specified in Section 2.5), the amount of any cash payable in lieu of fractional Parent Common Units to which such holder is entitled pursuant to Section 2.4(d) and the amount of distributions with a record date after the Effective Time theretofore paid with respect to such Parent Common Units, and (ii) at the appropriate payment date, the amount of distributions with a record date after the Effective Time but prior to such delivery and surrender of Partnership Common Units and a payment date subsequent to such delivery and surrender payable with respect to such Parent Common Units.

(d) Fractional Units. No fractional Parent Common Units shall be issued in the Merger, but in lieu thereof each holder of Partnership Common Units otherwise entitled to a fractional Parent Common Unit will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.4(d), a cash payment (without interest and rounded to the nearest cent) in lieu of such fractional Parent Common Unit in an amount equal to the product of

(i) the volume-weighted average closing price of one Parent Common Unit as reported on the NYSE for the ten consecutive full trading days ending at the close of trading on the full trading day immediately preceding the Closing Date (the “Parent Trading Price”) and (ii) the fraction of a Parent Common Unit that such holder would otherwise be entitled to receive pursuant to this Article II. No certificates or scrip representing fractional Parent Common Units shall be issued in the Merger. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Partnership Common Units in lieu of any fractional Parent Common Units, Parent will cause the Exchange Agent to make available such amounts to such holders of Partnership Common Units, without interest, subject to and in accordance with Section 2.4. The parties acknowledge that payment of cash in lieu of issuing fractional Parent Common Units was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of complying with the Parent Partnership Agreement and avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional Parent Common Units.

(e) No Further Ownership Rights in Partnership Common Units. The Merger Consideration issued upon conversion of a Partnership Common Unit in accordance with the terms hereof, together with any cash in lieu of fractional Parent Common Units to be paid in accordance with Section 2.4(d) and any declared distributions to be paid on Parent Units as described in Section 2.4(c), will be deemed to have been issued (or paid) in full satisfaction of all rights pertaining to such Partnership Common Unit (other than the right to receive any Regular Distribution in accordance with Section 2.2). If, after the Effective Time, Certificates are presented to the Surviving Entity or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Section 2.4(e).

(f) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Partnership Common Units for eighteen (18) months after the Effective Time shall be delivered to Parent upon demand, and any holders of Partnership Common Units who have not theretofore complied with this Section 2.4 shall thereafter look only to Parent for payment of their claim for the Merger Consideration, any cash in lieu of fractional Parent Common Units in accordance with Section 2.4(d) and any distributions pursuant to Section 2.4(c). Any amounts remaining unclaimed by holders of Partnership Common Units immediately prior to such time as such amounts would otherwise escheat to or become the property of any Governmental Authority will, to the extent permitted by applicable Law, become the property of Parent.

(g) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and distributions to be paid in respect of the Partnership Common Units represented by such Certificate as contemplated by this Section 2.4(g).

(h) No Liability. Notwithstanding anything in this Agreement to the contrary, none of the Partnership, Parent, Merger Sub, the Surviving Entity, the Exchange Agent or any other person shall be liable to any former holder of Partnership Common Units for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 2.5 Withholding. Each of Parent, the Partnership, Merger Sub and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Parent, the Partnership, Merger Sub or the Exchange Agent, as applicable, is required to deduct and withhold under the Internal Revenue Code of 1986, as amended (the “Code”), or any Tax Law, with respect to the making of such payment; provided that, each of Parent and Merger Sub shall use reasonable best efforts to cooperate with any reasonable request of the Partnership in order to reduce or eliminate any such deduction or withholding. To the extent that amounts are so deducted and withheld and timely paid over to the applicable Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of whom such deduction and withholding was made. If any such deduction or withholding is taken in Parent Units, Parent, Merger Sub or the Exchange Agent (as applicable) shall be treated as having sold such Parent Units on behalf of the applicable recipient for an amount of cash equal to the fair market value of such Parent Units at the time of such deemed sale.

Section 2.6 Long-Term Incentive Awards.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of any party to this Agreement, each Partnership LTI Award shall become fully vested and shall be cancelled and converted into the right to receive:

(i) With respect to each Partnership Restricted Unit Award, (A) a number of Parent Common Units equal to the product of (x) the number of Partnership Common Units subject to such Partnership Restricted Unit Award immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio and (B) a cash payment equal to the product of (x) the number of Partnership Common Units subject to such Partnership Restricted Unit Award immediately prior to the Effective Time multiplied by the per-unit amount of the Special Distribution.

(ii) With respect to each Partnership Performance Cash Award, an amount in cash equal to two hundred percent (200%) of the target amount of cash pursuant to such Partnership Performance Cash Award, except that for each Partnership Performance Cash Award that constitutes a “carry forward” award as identified in Section 3.2(e) of the Company Disclosure Schedule the cash amount shall equal one hundred percent (100%) of the target amount.

(iii) With respect to each Partnership Time-Vesting Cash Award, an amount in cash equal to one hundred percent (100%) of the amount of cash subject to such Partnership Time-Vesting Cash Award.

(b) Any amounts payable pursuant to Partnership LTI Awards that vest as of the Effective Time pursuant to Section 2.6(a) shall be paid as soon as practicable following the Effective Time, but no later than the Surviving Entity’s next regularly scheduled payroll date, net of applicable Tax withholding.

(c) With respect to the Nustar Services Company LLC Employee Unit Purchase Program (the “Purchase Program”), the Partnership and the Partnership Subsidiaries shall take all actions reasonably necessary to provide that (i) no individual who is not participating in the Purchase Program as of the date of this Agreement may commence participation in the Purchase Program and (ii) the Purchase Program shall terminate no later than fifteen (15) days prior to the Effective Time.

(d) The Partnership Managing GP Board (or an appropriate committee thereof) shall adopt such resolutions as are reasonably necessary to effectuate the transactions contemplated by this Section 2.6.

Section 2.7 No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available to holders of Partnership Units or otherwise with respect to the Merger or the other transactions contemplated by this Agreement.

Section 2.8 Certain Adjustments to Prevent Dilution. If at any time during the period between the entry into this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1 (the “Termination Date”), any change in the outstanding Partnership Common Units or outstanding Parent Common Units shall occur as a result of any reclassification, unit split (including a reverse unit split) or combination, exchange or readjustment of units, or any unit distribution with a record date during such period (excluding, for clarity, the issuance of New Subsidiary Units), the Merger Consideration, the Exchange Ratio and any other similarly dependent items shall be equitably adjusted to provide to Parent, Merger Sub and the holders of Partnership Common Units the same economic effect as contemplated by this Agreement prior to such action, and thereafter, all references in this Agreement to the Merger Consideration, the Exchange Ratio and any other similarly dependent items shall be references to the Merger Consideration, the Exchange Ratio and any other similarly dependent items as so adjusted; provided, however, that nothing in this Section 2.8 shall be deemed to permit or authorize any party hereto to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PARTNERSHIP, PARTNERSHIP

GP AND PARTNERSHIP MANAGING GP

Except as disclosed in (a) the Partnership SEC Documents (excluding any disclosures set forth in any such Partnership SEC Document under the heading “Risk Factors” or in any section relating to forward-looking statements in each case, other than historical facts set forth therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent or (b) subject to Section 8.11, the Partnership Disclosure Schedule, each of the Partnership, Partnership GP and Partnership Managing GP represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Qualification, Organization.

(a) Each of the Partnership, Partnership GP and Partnership Managing GP is a legal entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of formation. Each of the Partnership, Partnership GP and Partnership Managing GP has all requisite limited partnership or limited liability company, as applicable, power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not have, individually or in the aggregate, a Partnership Material Adverse Effect. Each of the Partnership, Partnership GP and Partnership Managing GP is qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

(b) Each of the Partnership Organizational Documents is in full force and effect and there has been no material violation thereof by the Partnership.

(c) The Partnership has made available to Parent a true and complete copy of (i) the Certificate of Limited Partnership of the Partnership (the “Partnership Certificate of Limited Partnership”); (ii) the Existing Partnership Agreement, (iii) the Certificate of Limited Partnership of Partnership GP, (iv) the limited partnership agreement of Partnership GP, (v) the Certificate of Formation of Partnership Managing GP and (vi) the limited liability company agreement of Partnership Managing GP, in the case of clauses (i) through (vi), as amended through the entry into this Agreement (collectively, the “Partnership Organizational Documents”).

Section 3.2 Equity Interests.

(a) As of 5:00pm Central Time on January 18, 2024 (the “Capitalization Date”), the issued and outstanding equity interests of the Partnership consisted of (i) 126,528,092 Partnership Common Units, (ii) 9,060,000 Partnership Series A Preferred Units, (iii) 15,400,000 Partnership Series B Preferred Units, (iv) 6,900,000 Partnership Series C Preferred Units, (v) no Partnership Series D Preferred Units and (vi) a non-economic general partner interest, of which Partnership GP is the sole record and beneficial owner. All outstanding equity securities and partnership interests of the Partnership are, and will be once issued, duly authorized, validly issued, fully paid (to the extent required by the Existing Partnership Agreement) and, other than with respect to general partner interests, nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act or otherwise in the Delaware LP Act or under applicable Law) and free of preemptive rights (except as set forth in the Existing Partnership Agreement or under applicable Law).

(b) As of the Capitalization Date, there were (i) 3,123,330 Partnership Common Units underlying Partnership Restricted Unit Awards that were unvested and outstanding, and (ii) 2,651,315 Partnership Common Units reserved for the grant of additional awards under the Partnership LTIPs. Each grant of a Partnership LTI Award was made in accordance with the terms of the applicable Partnership LTIP and applicable Law.

(c) Partnership Managing GP is the sole record and beneficial owner of the general partner interest in Partnership GP and such general partner interest has been duly authorized and validly issued in accordance with applicable Law and the partnership agreement of Partnership GP.

(d) The Partnership owns, directly or indirectly, all of the issued and outstanding limited partnership interests in Partnership GP and limited liability company interests in Partnership Managing GP. Such interests are owned free and clear of any preemptive rights and any liens, claims, charges, mortgages, deeds of trust, encumbrances, covenants, conditions, restrictions, easements, pledges, security interests of any kind or nature, equities, options, hypothecations, rights of way, rights of first refusal, defects in title, encroachments or charges of any kind (each, a “Lien”) other than Partnership Permitted Liens. All of such partnership interests or limited liability company interests are duly authorized and validly issued and fully paid and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act, Sections 18-607 and 18-804 of the Delaware LLC Act or other similar Laws in any jurisdiction in which such person is organized) and free of preemptive rights.

(e) Except as set forth in Section 3.2(a), Section 3.2(b) or Section 3.2(c) or for transactions solely among wholly owned Subsidiaries of the Partnership and/or the Partnership, there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Partnership is a party or other equity or equity-based incentive awards or phantom equity (i) obligating the Partnership, Partnership GP or Partnership Managing GP to (A) issue, transfer, exchange, sell or register for sale any partnership interests or other equity interests of the Partnership, Partnership GP or Partnership Managing GP or securities convertible into or exchangeable for such partnership interests or other equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such partnership interests or other equity interests, (D) fund or make any material investment (in the form of a loan, capital contribution or otherwise) in, any of Partnership GP or Partnership Managing GP or (E) make any payment to any person the value of which is derived from or calculated based on the value of the Partnership Common Units or Partnership Preferred Units, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Partnership, Partnership GP or Partnership Managing GP. There are no outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the unitholders of the Partnership on any matter. There are no voting trusts or other agreements or understandings to which the Partnership is a party with respect to the voting or registration of limited partnership interests, limited liability company interests or other equity interests of the Partnership, Partnership GP or Partnership Managing GP.

Section 3.3 Subsidiaries.

(a) Section 3.3(a) of the Partnership Disclosure Schedule lists all of the Partnership’s Subsidiaries (the “Partnership Subsidiaries”) as of the entry into this Agreement, including each Partnership Subsidiary’s jurisdiction of incorporation, formation or organization.

Each of the Partnership Subsidiaries is a legal entity duly organized or formed, validly existing and in good standing under the Laws of its jurisdiction of organization or formation, except as would not be material to the Partnership and the Partnership Subsidiaries, taken as a whole. Each of the Partnership Subsidiaries (i) has all requisite limited partnership, limited liability company or other applicable corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (ii) is qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to have such power or authority, be so qualified or in good standing would not have, individually or in the aggregate, a Partnership Material Adverse Effect. Each of the organizational documents of each Partnership Subsidiary is in full force and effect and there has been no violation thereof by such Subsidiaries, except as would not be material to the Partnership and the Partnership Subsidiaries, taken as a whole.

(b) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, the Partnership or a Partnership Subsidiary owns, directly or indirectly, all of the issued and outstanding partnership interests, limited liability company interests or other equity interests of each wholly-owned Partnership Subsidiary, free and clear of any preemptive rights and any Liens other than Partnership Permitted Liens, and all of such partnership interests, limited liability company interests or other equity interests are duly authorized and validly issued and, other than with respect to general partner interests, fully paid and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act, Sections 18-607 and 18-804 of the Delaware LLC Act or other similar Laws in any jurisdiction in which such Subsidiary is organized) and free of preemptive rights.

(c) Except for transactions solely among wholly owned Partnership Subsidiaries and/or the Partnership and as would be material to the Partnership and the Partnership Subsidiaries, taken as a whole, there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Partnership or any Partnership Subsidiary is a party or other equity or equity-based incentive awards or phantom equity (i) obligating any Partnership Subsidiary to (A) issue, transfer, exchange, sell or register for sale any partnership interests, limited liability company interests or other equity interests of such Partnership Subsidiary or securities convertible into or exchangeable for such partnership interests, limited liability company interests or other equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such partnership interests, limited liability company interests or other equity interests, (D) fund or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Partnership Subsidiary or (E) make any payment to any person the value of which is derived from or calculated based on the value of the Partnership Common Units or Partnership Preferred Units, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Partnership Subsidiary.

(d) Except as would not be material to the Partnership and the Partnership Subsidiaries, taken as a whole, and for partnership interests, limited liability company interests or other equity interests in the Partnership Subsidiaries, neither the Partnership nor any Partnership Subsidiary owns, directly or indirectly, any partnership interests, limited liability company interests or other equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any partnership interests, limited liability company interests or other equity interest in any person), or has any obligation to acquire any such partnership interests, limited liability company interests or other equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

Section 3.4 Authority; Noncontravention.

(a) The Partnership has the requisite limited partnership authority to enter into this Agreement and, subject to the approval and adoption of this Agreement by the affirmative vote of a Unit Majority (as such term is defined in the Existing Partnership Agreement) (the “Partnership Unitholder Approval”), to consummate the transactions contemplated hereby. The execution and delivery and performance of this Agreement and the ET Support Agreement and the consummation of the transactions contemplated hereby and thereby, including the Merger, have been duly and validly authorized by the Partnership Managing GP Board and, except for the Partnership Unitholder Approval, no other limited partnership proceedings or entity or equity-holder proceedings on the part of the Partnership, Partnership GP or Partnership Managing GP or their respective equity holders or affiliates are necessary to authorize the consummation of the transactions contemplated hereby or thereby. The Partnership Managing GP Board has unanimously, on behalf of the Partnership Managing GP, in its own capacity and in its capacity as the general partner of the Partnership GP, and on behalf of the Partnership GP, (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of the Partnership and its unitholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (iv) recommended approval and adoption of this Agreement by the holders of Partnership Common Units and (v) directed that this Agreement be submitted to holders of Partnership Common Units for approval and adoption (the “Partnership Recommendation”), which such Partnership Recommendation has not been withdrawn, rescinded or modified in any way as of the entry into this Agreement. The Partnership Unitholder Approval represents the only vote or consent of the holders of any class or series of the Partnership’s equity securities necessary to approve the transactions contemplated hereby. This Agreement and the ET Support Agreement has been duly and validly executed and delivered by the Partnership, Partnership GP and Partnership Managing GP, as applicable, and, assuming this Agreement and the ET Support Agreement constitutes the legal, valid and binding agreement of ET, the Parent, the Parent GP and Merger Sub, as applicable, this Agreement and the ET Support Agreement constitutes the legal, valid and binding agreement of the Partnership, Partnership GP and Partnership Managing GP and is enforceable against the Partnership in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Equitable Exceptions”).

(b) Other than in connection with or in compliance with (i) the Delaware LP Act, (ii) the Delaware LLC Act, (iii) the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (iv) the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”),

(v) applicable state securities, takeover and “blue sky” laws, (vi) the filing of the Certificate of Merger with the Delaware Secretary of State, (vii) the rules and regulations of the New York Stock Exchange (the “NYSE”), (viii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and any other applicable Antitrust Laws, (ix) the rules and regulations of the Securities and Exchange Commission (the “SEC”) in connection with the filing with the SEC of a proxy statement/prospectus in preliminary and definitive form in connection with the Partnership Unitholders’ Meeting (including any amendments or supplements, the “Proxy Statement/Prospectus”) and (x) the approvals set forth in Section 3.4(b) of the Partnership Disclosure Schedule (collectively, the “Partnership Approvals”) and, subject to the accuracy of the representations and warranties of Parent, the Parent GP and Merger Sub in Section 4.4, no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Authority is necessary, under applicable Law, for the consummation by the Partnership, Partnership GP or Partnership Managing GP of the transactions contemplated by this Agreement, except for such authorizations, consents, orders, licenses, permits, approvals or filings that are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not materially impede or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement or have, individually or in the aggregate, a Partnership Material Adverse Effect.

(c) The execution, delivery and performance of this Agreement by the Partnership, Partnership GP and Partnership Managing GP does not, and, assuming the Partnership Approvals are obtained, the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of the Partnership or any of the Partnership Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any Partnership Material Contract or result in the creation of any Lien other than Partnership Permitted Liens, in each case, upon any of the properties or assets of the Partnership or any of the Partnership Subsidiaries, (ii) conflict with or result in any violation of any provision of any of the Partnership Organizational Documents (except as would not be material to the Partnership and the Partnership Subsidiaries, taken as a whole) or (iii) conflict with or violate any applicable Laws, except in the case of clauses (i) and (iii) for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

Section 3.5 Reports and Financial Statements.

(a) The Partnership and each of the Partnership Subsidiaries has filed or made available all forms, documents, reports, schedules, certifications, prospectuses, registration and other statements required to be filed or furnished by it with the SEC since January 1, 2021 (collectively with all such documents and reports filed on a voluntary basis on Form 8-K since January 1, 2021, in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Partnership SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the entry into this Agreement, then on the date of such filing), except as would not have, individually or in the aggregate, a Partnership

Material Adverse Effect: (i) each of the Partnership SEC Documents complied as to form with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Partnership SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected: (A) in the case of Partnership SEC Documents filed or furnished prior to the entry into this Agreement that were amended or superseded on or prior to the entry into this Agreement, by the filing or furnishing of the applicable amending or superseding Partnership SEC Documents; and (B) in the case of Partnership SEC Documents filed or furnished after the entry into this Agreement that are amended or superseded prior to the Effective Time, by the filing or furnishing of the applicable amending or superseding Partnership SEC Documents. Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, the certifications and statements relating to Partnership SEC Documents required by: (1) Rule 13a-14 or Rule 15d-14 under the Exchange Act; (2) Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”); or (3) any other applicable Law (collectively, the “Partnership Certifications”), are accurate and complete, and comply as to form and content with all applicable Laws. As of the entry into this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Partnership SEC Documents and, to the knowledge of the Partnership, none of the Partnership SEC Documents is the subject of ongoing SEC review or investigation.

(b) Except as would not be material to the Partnership and the Partnership Subsidiaries, taken as a whole, since January 1, 2021, the Partnership has maintained a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) reasonably designed to provide reasonable assurances: (i) that records are maintained that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Partnership; (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with United States generally accepted accounting principles (“GAAP”), and that receipts and expenditures of the Partnership are being made only in accordance with the authorizations of management and directors of the Partnership and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Partnership properties or assets that could have a material effect on the Partnership’s financial statements.

(c) Except as would not be material to the Partnership and the Partnership Subsidiaries, taken as a whole, since January 1, 2021, the Partnership has maintained a system of “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) reasonably designed to ensure that all material information concerning the Partnership is made known on a timely basis to the individuals responsible for the preparation of the Partnership’s filings with the SEC and other public disclosure documents, and otherwise ensure that information required to be disclosed by the Partnership in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules, to allow timely decisions regarding required disclosure and to make the Partnership Certifications.

(d) The Partnership’s management has completed an assessment of the effectiveness of the Partnership’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2022, and such assessment concluded that such controls were effective and the Partnership’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Partnership maintained effective internal control over financial reporting as of December 31, 2022. Based on its most recent evaluation of internal controls over financial reporting prior to the entry into this Agreement, management of the Partnership has disclosed to the Partnership’s auditors and the audit committee of the Partnership Managing GP Board any: (A) “significant deficiency” in the internal controls over financial reporting of the Partnership, (B) “material weakness” in the internal controls over financial reporting of the Partnership or (C) fraud, whether or not material, that involves management or other employees of the Partnership who have a role in the internal controls over financial reporting of the Partnership.

(e) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, the financial statements (including any related notes) contained or incorporated by reference in the Partnership SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments); and (iii) fairly present in all material respects the consolidated financial position of the Partnership as of the respective dates thereof and the consolidated results of operations and cash flows of the Partnership for the periods covered thereby. Except as have been described in the Partnership SEC Documents, as of the entry into this Agreement, there are no unconsolidated Partnership Subsidiaries or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K.

(f) The Partnership is in compliance in all material respects with the applicable listing requirements of the NYSE, and has not since January 1, 2021, received any written (or, to the knowledge of the Partnership, oral) notice asserting any non-compliance with the listing requirements of NYSE.

Section 3.6 No Undisclosed Liabilities. Except (a) as reflected or reserved against in the Partnership’s consolidated balance sheet as of December 31, 2022 (the “Balance Sheet Date”) included in the Partnership SEC Documents, (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement or in connection with obligations under existing contracts or applicable Law, and (c) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business, neither the Partnership nor any Subsidiary of the Partnership has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, either matured or unmatured, that would be required by GAAP to be reflected on a consolidated balance sheet of the Partnership and its consolidated Subsidiaries, other than those that would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

Section 3.7 Legal Proceedings; Orders. Except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect, as of the entry into this Agreement, (a) there is no pending legal proceeding and, to the knowledge of the Partnership, no person has threatened to commence any legal proceeding that involves the Partnership or any of the Partnership Subsidiaries or any of the assets owned, leased or used by any of the Partnership or any of the Partnership Subsidiaries, and (b) there are no orders, judgments or decrees of, or before, any person against or affecting the Partnership or any of the Partnership Subsidiaries.

Section 3.8 Compliance with Law; Permits.

(a) Since January 1, 2021, the Partnership and the Partnership Subsidiaries are in compliance with, and are not in default under or in violation of, any applicable federal, state, local or foreign or multinational law, statute, ordinance, rule, regulation, judgment, order, code, injunction, decree, writ or agency requirement of any Governmental Authority, including common law (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not have, individually or in the aggregate, a Partnership Material Adverse Effect. Since January 1, 2021, neither the Partnership nor any of the Partnership Subsidiaries has received any written notice or other communication from any Governmental Authority regarding any actual or possible violation of, or failure to comply with, any Law, except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

(b) The Partnership and the Partnership Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Authorities, and have filed all tariffs, reports, notices and other documents with all Governmental Authorities necessary for the Partnership and the Partnership Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Partnership Permits”), except where the failure to have any of the Partnership Permits or to have filed such tariffs, reports, notices or other documents would not have, individually or in the aggregate, a Partnership Material Adverse Effect. All Partnership Permits are valid and in full force and effect and are not subject to any pending administrative or judicial proceeding that would, if determined in a manner adverse to the Partnership or the Partnership Subsidiaries, result in the adverse modification, suspension, termination, cancellation or revocation thereof, except where the failure to be in full force and effect or any modification, suspension, termination or cancellation or revocation thereof would not have, individually or in the aggregate, a Partnership Material Adverse Effect. The Partnership and each of the Partnership Subsidiaries are in compliance with the terms and requirements of all Partnership Permits, except where the failure to be in compliance would not have, individually or in the aggregate, a Partnership Material Adverse Effect. As of the entry into this Agreement, to the knowledge of the Partnership, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of the Partnership or any of the Partnership Subsidiaries under, any Partnership Permit, or has caused (or would cause) an applicable Governmental Authority to fail to or refuse to issue, renew or extend any Partnership Permit (in each case, with or without notice or lapse of time or both), except for such violations, breaches, defaults, losses, accelerations or failures that would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

(c) Without limiting the generality of Section 3.8(a), the Partnership, each of the Partnership Subsidiaries, and, to the knowledge of the Partnership, each joint interest owner, consultant, agent, or representative of any of the foregoing (in their respective capacities as such), (i) has not violated the U.S. Foreign Corrupt Practices Act (the “FCPA”), or any other U.S. or foreign anti-bribery, anti-corruption, or anti-money laundering Laws that are applicable to the Partnership or the Partnership Subsidiaries; (ii) has not been given written notice by any Governmental Authority of any facts which, if true, would constitute a violation of the FCPA or any other U.S. or foreign anti-bribery, anti-corruption, or anti-money laundering Laws by any such person; and (iii) to the knowledge of the Partnership, is not being (and has not been) investigated by any Governmental Authority, except, in the case of each of clauses (i), (ii) and (iii), as would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

Section 3.9 Environmental Laws and Regulations.

(a) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect:

(i) as of the entry into this Agreement, there are no investigations, actions, suits or proceedings (whether administrative or judicial) pending, or to the knowledge of the Partnership, threatened against the Partnership or any of the Partnership Subsidiaries or any person or entity whose liability the Partnership or any of the Partnership Subsidiaries has retained or assumed either contractually or by operation of law, alleging non-compliance with or other liability under any Environmental Law;

(ii) the Partnership and the Partnership Subsidiaries are, and except for matters that have been fully resolved with the applicable Governmental Authority, since January 1, 2021 have been, in compliance with all Environmental Laws, which compliance includes and has included obtaining, maintaining and complying with all Partnership Permits required pursuant to Environmental Laws;

(iii) to the knowledge of the Partnership, there has been no release, treatment, generation, storage, disposal or arrangement for the disposal, transportation, handling of, exposure to, or operation of any facility contaminated by, any Hazardous Materials, including at any real property currently owned, leased or operated by the Partnership or any Partnership Subsidiary or formerly owned, leased or operated by the Partnership or any Partnership Subsidiary that has given rise or would reasonably be expected to give rise to the Partnership or any of the Partnership Subsidiaries incurring any remedial obligation or corrective action requirement or other liabilities under applicable Environmental Law;

(iv) the Partnership is not party to any order, judgment, injunction or decree that imposes any obligations on the Partnership or any of the Partnership Subsidiaries under any Environmental Law, and neither the Partnership nor any of the Partnership Subsidiaries have received any notice, report, order, directive or other information relating to a violation of, or liability under, Environmental Law;

(v) there have been no ruptures, releases or explosions in the Partnership’s Systems resulting in claims for personal injury, loss of life or material property damage, except to the extent such ruptures, releases or explosions have been fully and finally resolved;

(vi) the Partnership has not ceased operations at or otherwise abandoned or decommissioned any pipelines except to the extent there are no outstanding closure requirements under Environmental Law for which adequate reserves have not been established; and

(vii) neither the Partnership nor any of the Partnership Subsidiaries have expressly assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to the liability of any other person under Environmental Law.

(b) To the knowledge of the Partnership, the Partnership and the Partnership Subsidiaries have made available to Parent a list of all ongoing material remediation, in each case in its possession, custody or reasonable control accessible to senior management of the Partnership Managing GP without substantial burden, to the extent such non-compliance or remediation activities expressly relates to material liabilities (excluding any such matters with respect to businesses, assets or properties previously transferred to Parent or any of its affiliates).

Section 3.10 Employee Benefit Plans.

(a) Section 3.10(a) of the Partnership Disclosure Schedule lists all material Partnership Benefit Plans in effect as of the entry into this Agreement. With respect to each material Partnership Benefit Plan, the Partnership has made available to Parent or its Representatives complete and accurate copies of (i) such Partnership Benefit Plan, including any amendments thereto, (ii) a written description of any such Partnership Benefit Plan if such plan is not set forth in a written document, (iii) each trust, insurance, annuity or other funding contract related thereto (if any), (iv) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto (if any), (v) the most recent actuarial or other valuation reports prepared with respect to any “defined benefit plan” (as defined in Section 3(35) of ERISA) or other similar pension plans, (vi) the most recent Internal Revenue Service determination, opinion or advisory letter (if any), (vii) the two (2) most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service with respect thereto (if any), (viii) the most recent summary plan description provided to participants, including all summaries of material modifications thereto, and (ix) all material or non-routine correspondence to or from any Governmental Authority received in the last three (3) years with respect to any such Partnership Benefit Plan.

(b) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (i) each Partnership Benefit Plan (and any related trust or other funding vehicle) has been established, maintained, operated, funded and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto, (ii) all contributions, reimbursements, distributions and premium payments required to be made under the terms of any Partnership Benefit Plan have been timely made or, if not yet due, have been properly accrued and reflected in the Partnership’s financial statements in accordance with GAAP, (iii) each of the Partnership and the Partnership Subsidiaries is in compliance with ERISA, the Code and all other Laws applicable to Partnership Benefit Plans, (iv) there has been no “prohibited transaction” as such term is defined in Section 4975 of the Code or Section 406 of ERISA or breach of fiduciary duty (as determined under ERISA) with respect to any Partnership Benefit Plan and (v) neither the Partnership nor any of the Partnership Subsidiaries has incurred

(whether or not assessed) any penalty or Tax under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code and no circumstances exist or events have occurred that could result in the imposition of any such penalties or Taxes. Any Partnership Benefit Plan intended to be qualified under Section 401(a) of the Code has received a current favorable determination letter or equivalent opinion or advisory letter from the Internal Revenue Service, and the Partnership has made available to Parent a copy of the most recent such letter for each such Partnership Benefit Plan and nothing has occurred that would reasonably be expected to adversely affect such qualification or result in the imposition of a material Tax. No event has occurred, and to the Partnership’s knowledge, no condition exists that would, by reason of the Partnership’s affiliation with any of its ERISA Affiliates, subject the Partnership or any of the Partnership Subsidiaries to any material Tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other Laws.

(c) No Partnership Benefit Plan provides and neither the Partnership nor any of the Partnership Subsidiaries maintains, contributes to or is required to contribute to any Benefit Plan which provides for, or otherwise has any current or contingent liability or obligation to provide, retiree, post-employment or post-termination health, medical, life or other welfare benefits to any person, beyond the period required by the continuation coverage requirements of Section 601 et seq. of ERISA or Section 4980B of the Code or similar state Law for which the covered person pays the full premium cost of coverage.

(d) No Partnership Benefit Plan is, and none of the Partnership, any of the Partnership Subsidiaries or any ERISA Affiliate sponsors, maintains, contributes to or is required to contribute to, or has any current or contingent liability or obligation with respect to, a “multiemployer plan” (as defined in Section 3(37) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)).

(e) None of the Partnership Benefit Plans is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a voluntary employees’ beneficiary association under Section 501(c)(9) of the Code. No assets of the Partnership or any of the Partnership Subsidiaries are allocated to or held in a “rabbi trust” or similar funding vehicle.

(f) With respect to any Partnership Benefit Plan subject to Title IV of ERISA or Section 412 of the Code (other than any “multiemployer plan” within the meaning of Section 3(37) of ERISA) to which the Partnership, the Partnership Subsidiaries or any of their respective ERISA Affiliates has any liability or contributes to: (i) no liability under Title IV of ERISA has been incurred that is due or pending and that has not been satisfied in full and no condition exists that is likely to cause the Partnership, the Partnership Subsidiaries or any of their respective ERISA Affiliates to incur liability thereunder, other than liability for premiums due to the Pension Benefit Guaranty Corporation (“PBGC”) (which premiums have been paid when due), (ii) no failure to satisfy the “minimum funding standards” within the meaning of Section 302 of ERISA and Section 412 of the Code (whether or not waived) has occurred, (iii) no “reportable event” (as defined in Section 4043(c) of ERISA), whether or not waived, has occurred or is reasonably expected to result, (iv) all contributions required to be made to any such plan have been timely made, (v) there has been no determination that any such plan is, or is expected to be, in “at risk” status (within the meaning of Section 303 of ERISA), and (vi) no notice from the PBGC relating to the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transaction contemplated herein has been received.

(g) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, each Partnership Benefit Plan and any award thereunder that constitutes non-qualified deferred compensation under Section 409A of the Code has been operated and documented in all material respects in compliance with Section 409A of the Code. No director, officer, employee or service provider of the Partnership or its affiliates is entitled to a gross-up, make-whole, reimbursement or indemnification payment with respect to taxes imposed under Section 409A or Section 4999 of the Code.

(h) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, with respect to each Partnership Benefit Plan that is subject to the Laws of a jurisdiction other than the United States (each, a “Foreign Plan”): (i) each Foreign Plan has been established, maintained and administered in all material respects in accordance with its terms and applicable Laws, and if intended to qualify for special tax treatment, meets all the requirements for such treatment; (ii) all employer and employee contributions to each Foreign Plan required by its terms or by applicable Law have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction and any other payments (including insurance premiums) otherwise due in respect of a Foreign Plan have been paid in full; (iii) no Foreign Plan is a defined benefit plan and the fair market value of the assets of each funded Foreign Plan, the liability of each insurer for any Foreign Plan funded through insurance or the book reserve established for any Foreign Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations; and (iv) each Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

(i) There are no pending or, to the Partnership’s knowledge, threatened, material claims, actions, suits, audits, proceedings, investigations, litigations, inquiries or other disputes by or on behalf of any Partnership Benefit Plan, by any employee or beneficiary covered under any Partnership Benefit Plan or otherwise involving or relating to any Partnership Benefit Plan (other than routine claims for benefits). To the Partnership’s knowledge, no facts or circumstances exist that could reasonably be expected to give rise to any such material actions, suits, audits, proceedings, investigations, litigations, inquires or other disputes described in the immediately preceding sentence.

(j) Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement would, either alone or in combination with another event, (i) entitle any current or former employee, consultant, officer or other individual service provider of the Partnership or any of the Partnership Subsidiaries to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation or benefits due any such employee, consultant, officer or other individual service provider, (iii) trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits, (iv) trigger any other material obligation, benefit (including loan forgiveness), requirement or restriction pursuant to any Partnership Benefit Plan, or (v) result in any payment or benefit to any current or former employee, director or other individual service provider of the Partnership or any Subsidiary of the Partnership who is a “disqualified individual” within the meaning of Section 280G of the Code would reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.

Section 3.11 Absence of Certain Changes or Events. From the Balance Sheet Date through the entry into this Agreement, there has not been any event, change, effect, development or occurrence that has had, individually or in the aggregate, a Partnership Material Adverse Effect.

Section 3.12 Information Supplied. None of the information to be supplied by or on behalf of the Partnership specifically for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Units in the Merger (which will include the Proxy Statement/Prospectus, and including any amendments or supplements, the “Form S-4”) will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Proxy Statement/Prospectus will, on the date it is first mailed to the holders of Partnership Common Units and at the time of the Partnership Unitholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing provisions of this Section 3.12, no representation or warranty is made by the Partnership, the Partnership GP or the Partnership Managing GP with respect to information supplied by or on behalf of Parent or any of its affiliates for inclusion or incorporation by reference therein.

Section 3.13 Regulatory Matters.

(a) Except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect, none of the Partnership or the Partnership Subsidiaries (i) is a natural gas company under the Natural Gas Act, 15 U.S.C. §§ 717-717W, and the regulations promulgated by the Federal Energy Regulatory Commission (“FERC”) thereunder (“NGA”), or a utility, gas service company, gas company, or any similar entity however described under the laws of any state or local jurisdiction and the regulations promulgated thereunder, (ii) is subject to regulation by FERC under the Natural Gas Policy Act of 1978, 15 U.S.C. §§ 3302-3432, and regulations promulgated by the FERC thereunder (“NGPA”) and (iii) is a holding company or a public-utility company as defined in the Public Utility Holding Company Act of 2005, 42 U.S.C. §§ 16451-16453, and the regulations promulgated by the FERC thereunder (“PUHCA”).

(b) Except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect, all filings required to be made by the Partnership or any of the Partnership Subsidiaries during the three (3) years preceding the entry into this Agreement, with the FERC under the NGA, the Interstate Commerce Act implemented by the FERC pursuant to 49 U.S.C. § 60502 and the regulations promulgated by the FERC thereunder (“ICA”), PUHCA, the Department of Energy, the Federal Communications Commission (the “FCC”), or any applicable state public utility commission or department, as the case may be, have been made, including all forms, statements, reports, notices, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, and, as amended or supplemented, with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder.

Section 3.14 Tax Matters. Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect:

(a) all Tax Returns that were required to be filed by the Partnership or any of the Partnership Subsidiaries have been duly and timely filed (taking into account valid extensions), and all such Tax Returns are complete and accurate;

(b) all Taxes required to be paid or withheld and paid over to the applicable Governmental Authority by the Partnership or any of the Partnership Subsidiaries that are or have become due have been timely paid in full or an adequate reserve for the payment of such Taxes has been established;

(c) there are no Liens for Taxes (other than Partnership Permitted Liens) on any of the assets of the Partnership or any of the Partnership Subsidiaries;

(d) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes of the Partnership or any of the Partnership Subsidiaries;

(e) there is no written claim against the Partnership or any of the Partnership Subsidiaries for any Taxes, and no assessment, deficiency or adjustment has been asserted, proposed or threatened in writing with respect to any Tax Return of the Partnership or any of the Partnership Subsidiaries that has not been fully resolved;

(f) in the past three (3) Tax years, no written claim that has not been fully resolved has been made by a Governmental Authority in a jurisdiction where the Partnership or any of the Partnership Subsidiaries does not file a Tax Return that the Partnership or such Partnership Subsidiary is or may be subject to taxation in that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return;

(g) there is not in force any extension of time (other than customary extensions) with respect to the due date for the filing of any Tax Return of the Partnership or any of the Partnership Subsidiaries or any waiver or agreement for any extension of time for the assessment or payment of any Tax of the Partnership or any of the Partnership Subsidiaries, in each case, other than automatic or automatically granted extensions or waivers;

(h) none of the Partnership or any of the Partnership Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any accounting method change or adjustments under Section 482 of the Code made prior to the Closing, any closing agreement with respect to Taxes with any Governmental Authority filed or entered into prior to the Closing, any prepaid amount received or deferred revenue amount accrued prior to the Closing, or installment sale or open transaction entered into prior to the Closing;

(i) none of the Partnership or any of the Partnership Subsidiaries is a party to a Tax allocation or sharing agreement (other than (i) ordinary course commercial agreements not primarily related to Taxes or (ii) any agreement solely among or between the Partnership and/or any of the Partnership Subsidiaries);

(j) none of the Partnership or any of the Partnership Subsidiaries has been a member of an affiliated, combined, consolidated, unitary or similar group with respect to Taxes (including any affiliated group within the meaning of Section 1504 of the Code and any similar group under state, local or non-U.S. law), other than any group of which the Partnership or any of the Partnership Subsidiaries is the common parent, or has any liability for the Taxes of any person (other than the Partnership or any of the Partnership Subsidiaries) as a transferee or successor;

(k) none of the Partnership or any of the Partnership Subsidiaries was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past three (3) years;

(l) none of the Partnership or any of the Partnership Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4;

(m) the Partnership is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code, and has been properly treated as such since its formation;

(n) each Partnership Subsidiary is, and has been since its formation, properly classified as a partnership or disregarded entity for U.S. federal income tax purposes;

(o) the Partnership and each of the Partnership Subsidiaries that is classified as a partnership for U.S. federal income tax purposes has in effect a valid election under Section 754 of the Code; and

(p) none of the Partnership, the Partnership GP or Partnership Managing GP is aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Merger from properly being treated in accordance with the Intended Tax Treatment for U.S. federal income tax purposes.

Section 3.15 Employment and Labor Matters.

(a) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (i) there are no, and for the past three (3) years, there have not been any, actions, claims, suits, arbitrations, charges, inquiries, audits investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of Law pending (or, to the knowledge of the Partnership, threatened) against or affecting the Partnership or any of the Partnership Subsidiaries relating to employees of the Partnership or the Partnership Subsidiaries (each such employee, a “Partnership Employee”) before any Governmental Authority; and (ii) no judgment, consent decree, conciliation agreement, or arbitration award imposes continuing remedial obligations or otherwise limits or affects the Partnership’s or the Partnership Subsidiaries’ ability to manage the Partnership Employees, service providers, or job applicants.

(b) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (i) Section 3.15(b)(i) of the Partnership Disclosure Schedule lists all Labor Agreements in effect as of the date of the entry into this Agreement, (ii) no material Labor Agreements aside from those listed on Section 3.15(b)(i) of the Partnership Disclosure Schedule are presently being negotiated by the Partnership or any of the Partnership Subsidiaries, (iii) there are no existing or, to the knowledge of the Partnership, threatened strikes or lockouts with respect to any Partnership Employees, (iv) to the knowledge of the Partnership, there is no union organizing effort pending or threatened against the Partnership or any of the Partnership Subsidiaries, (v) there is no material unfair labor practice charge, labor dispute or labor arbitration proceeding pending or, to the knowledge of the Partnership, threatened with respect to Partnership Employees and (vi) there is no material, concerted slowdown or work stoppage in effect or, to the knowledge of the Partnership, threatened with respect to Partnership Employees.

(c) Except for such matters that would not, individually or in the aggregate, have a Partnership Material Adverse Effect, the Partnership and the Partnership Subsidiaries are, and for the past three (3) years have been, in compliance with all applicable Laws respecting labor, employment and employment practices, including terms and conditions of employment, wages and hours (including all applicable Laws respecting classification of service providers as employees and independent contractors and classification of exempt and non-exempt employees), occupational safety and health, whistleblowing, immigration, disability rights and benefits, equal opportunity, affirmative action, non-discrimination, government contracting and subcontracting regulations, plant closures and layoffs, child labor, COVID-19, collective bargaining and labor relations, employee leave issues, workers’ compensation and unemployment insurance.

(d) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, since January 1, 2021, neither the Partnership nor any Partnership Subsidiaries has implemented any plant closing or layoff of employees implicating the Worker Adjustment and Retraining Notification Act of 1998, as amended, or similar Laws (collectively, the “WARN Act”) for which the applicable requirements of the WARN Act were not satisfied, nor is there presently any outstanding liability under the WARN Act.

(e) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, neither the Partnership nor any Partnership Subsidiaries have any material liability for (i) any unpaid wages, salaries, wage premiums, commissions, bonuses, fees, or other compensation to their current or former employees and independent contractors under applicable Law, contract or company policy; or (ii) any fines, Taxes, interest, or other penalties for any failure to pay or delinquency in paying such compensation.

(f) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, in the three (3)-year period preceding the date of this Agreement, (i) no material allegations of sexual harassment or sexual misconduct have been made against any current or former officer or executive of the Partnership or any of the Partnership Subsidiaries in connection with their services to the Partnership or any Partnership Subsidiaries, and (ii) neither the Partnership nor any of the Partnership Subsidiaries has entered into or executed any settlement agreements related to allegations of sexual harassment or sexual misconduct by an officer or executive.

Section 3.16 Intellectual Property.

(a) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, either the Partnership or a Partnership Subsidiary (i) is the sole and exclusive owner of all right, title and interest in and to all Partnership Intellectual Property and (ii) has valid and enforceable rights, pursuant to a valid written contract, to use all Partnership Licensed Intellectual Property as the same is used for the conduct of the respective business of the Partnership and the Partnership Subsidiaries currently conducted, in each case (i) and (ii), free and clear of all Liens (other than Partnership Permitted Liens). Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, the Partnership Intellectual Property and such Partnership Licensed Intellectual Property collectively constitute all material Intellectual Property necessary and sufficient for the conduct of the respective business of the Partnership and the Partnership Subsidiaries as currently conducted. Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (A) as of the entry into this Agreement, there are no pending or threatened claims by any person alleging infringement, misappropriation or other violation by the Partnership or any of the Partnership Subsidiaries of any Intellectual Property of any person, or challenging the ownership, use, validity or enforceability of any Partnership Intellectual Property, (B) the conduct of the respective business of the Partnership and the Partnership Subsidiaries has not infringed, misappropriated or otherwise violated, and does not infringe, misappropriate or otherwise violate, any Intellectual Property of any person, (C) as of the entry into this Agreement, neither the Partnership nor any of the Partnership Subsidiaries has made any claim of infringement, misappropriation, or other violation by any person of the Partnership’s or any of the Partnership Subsidiaries’ rights to or in connection with any Partnership Intellectual Property, (D) to the knowledge of the Partnership, no person has infringed, misappropriated, or otherwise violated, or is infringing, misappropriating or otherwise violating, any Partnership Intellectual Property, and (E) the Partnership and each of the Partnership Subsidiaries take and have taken commercially reasonable measures to protect the confidentiality and value of all Trade Secrets included in the Partnership Intellectual Property and Partnership Licensed Intellectual Property.

(b) Neither the Partnership nor any of the Partnership Subsidiaries own any proprietary software that is material to the conduct of the respective business of the Partnership and the Partnership Subsidiaries as currently conducted.

Section 3.17 Data Privacy.

(a) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, the Partnership and the Partnership Subsidiaries and, to the knowledge of the Partnership, any person acting for or on behalf of the Partnership and the Partnership Subsidiaries: (i) are and have been in compliance with all Privacy Requirements, and (ii) as of the entry into this Agreement, neither the Partnership nor any of the Partnership Subsidiaries has received any notice of any claims, charges, investigations or regulatory inquiries related to or alleging the violation of any Privacy Requirements since January 1, 2021. Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, to the knowledge of the Partnership, there have been no security breaches, unauthorized access to, use or disclosure of or other adverse events or incidents related to any Personal Information in the possession or under the control of, or otherwise Processed by, the Partnership or any of the Partnership Subsidiaries.

(b) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, the Partnership and the Partnership Subsidiaries have (i) implemented commercially reasonable measures, at least consistent with industry standards, designed to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) and all Personal Information and other confidential data in their possession or under their control, including against loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure; (ii) taken reasonable steps to ensure that any third party with access to any Personal Information collected by or on behalf of the Partnership or any of the Partnership Subsidiaries has implemented and maintains the same (taking into account the nature of the Partnership’s and the Partnership Subsidiaries’ businesses and industry); (iii) conducted commercially reasonable privacy and data security testing or audits and resolved or remediated any privacy or data security issues or vulnerabilities identified; and (iv) implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan.

Section 3.18 Real Property.

(a) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (i) either the Partnership or a Partnership Subsidiary has good, valid and marketable fee simple title to each and all real property owned by the Partnership or any Partnership Subsidiary (such owned real property collectively, the “Partnership Owned Real Property”) and, to the knowledge of the Partnership, there are no outstanding options, rights of first refusal, rights of offer, ownership or use, or other contractual rights in favor of any other party to purchase, acquire, sell, assign or dispose of any Partnership Owned Real Property or any portion thereof or interest therein, and (ii) either the Partnership or a Partnership Subsidiary has a good, valid and enforceable leasehold interest in each and all leases, subleases and other agreements under which the Partnership or any of the Partnership Subsidiaries uses or occupies or has the right to use or occupy any real property (any property subject to such leases, subleases or other agreements, the “Partnership Leased Real Property” and, together with the Partnership Owned Real Property, the “Partnership Real Property” and such leases, subleases and other agreements, the “Partnership Real Property Leases”), in each case, free and clear of all Liens other than any Partnership Permitted Liens. Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (A) each Partnership Real Property Lease is valid, binding and in full force and effect and enforceable in accordance with its terms and conditions, subject to the Equitable Exceptions, (B) the Partnership and each of its Subsidiaries (as applicable) are in compliance with all terms and conditions of each Partnership Real Property Lease, (C) no uncured default, breach or violation of a material nature on the part of the Partnership or, if applicable, its Subsidiary exists under any Partnership Real Property Lease and no event has occurred or circumstance exists that, with the giving of notice, the passage of time, or both, would constitute a material breach, default or violation under a Partnership Real Property Lease, (D) the Partnership has not collaterally assigned or granted any other security interest in any Partnership Real Property Leases or any portion thereof or interest therein, and (E) to the knowledge of the Partnership, there are no disputes with respect to any such Partnership Real Property Lease.

(b) Except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect: (i) each of the Partnership and the Partnership Subsidiaries has such Rights-of-Way that are necessary for the Partnership and the Partnership Subsidiaries to use, occupy and operate their respective assets and properties in the manner that such assets and properties are currently used and operated, and each such Right-of-Way is valid, enforceable and free and clear of all Liens (other than Partnership Permitted Liens); (ii) the Partnership and the Partnership Subsidiaries conduct their businesses in a manner that does not violate any such Rights-of-Way; (iii) the Partnership and the Partnership Subsidiaries have fulfilled and performed all of their obligations with respect to such Rights-of-Way; and (iv) neither the Partnership nor any of the Partnership Subsidiaries has received written notice of the occurrence of any ongoing event or circumstance that allows, or after the giving of notice or the passage of time, or both, would allow the revocation or termination of any Right-of-Way or would result in any impairment of the rights of the Partnership and the Partnership Subsidiaries in and to any such Rights-of-Way. Except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect, all pipelines operated by the Partnership and the Partnership Subsidiaries have or are otherwise entitled to the benefits of all Rights-of-Way that are necessary for the Partnership and the Partnership Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated, and there are no gaps (including any gap arising as a result of any breach by the Partnership or any of the Partnership Subsidiaries of the terms of any Rights-of-Way) in such Rights-of-Way that would prevent the Partnership and the Partnership Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used, occupied and operated.

Section 3.19 Insurance. As of the entry into this Agreement, except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, each insurance policies and self-insurance programs and arrangements of the Partnership and the Partnership Subsidiaries relating to their respective businesses, assets and operations are in full force and effect. Since January 1, 2021, except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, none of the Partnership or the Partnership Subsidiaries has received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy; (b) refusal of any coverage or rejection of any claim under any insurance policy; or (c) adjustment in the amount of the premiums payable with respect to any material insurance policy.

Section 3.20 Opinion of Financial Advisor. The Partnership Managing GP Board has received the opinion of the Partnership Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Exchange Ratio and the Special Distribution to be offered to the holders of Partnership Common Units (other than holders of Excluded Units) in the transactions contemplated by this Agreement is fair to such holders. Promptly following the execution of this Agreement by all parties, the Partnership shall have furnished an accurate and complete copy of said opinion to Parent solely for informational purposes.

Section 3.21 Material Contracts.

(a) Section 3.21 of the Partnership Disclosure Schedule sets forth any contract (excluding any Partnership Benefit Plan) to which the Partnership or any Partnership Subsidiary is party or by which the Partnership or any Partnership Subsidiary is bound within the following categories and existing as of the entry into this Agreement (any of the following, “Partnership Material Contracts”):

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any contract that (A) expressly imposes any material restriction on the right or ability of the Partnership or any of the Partnership Subsidiaries to compete with any other person or acquire or dispose of the securities of any other person or (B) contains an exclusivity or “most favored nation” clause that restricts the business of the Partnership or any of the Partnership Subsidiaries in a material manner;

(iii) each active contract with the top five (5) customers of the Partnership (taking into account the pipeline and storage businesses) (the “Top Partnership Pipeline/Storage Customers”), in their capacities as such, as measured by total revenues from the period from January 1, 2023 through September 30, 2023;

(iv) any contract under which the Partnership or any of the Partnership Subsidiaries has (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness for borrowed money or any guarantee of such indebtedness of the Partnership or any of the Partnership Subsidiaries, (B) granted a material Lien on any material assets, whether tangible or intangible, of the Partnership or any of the Partnership Subsidiaries to secure any indebtedness (excluding Partnership Permitted Liens) or (C) extended credit to any person (other than (x) intercompany loans and advances and (y) customer payments in terms in the ordinary course of business), in each case of clauses (A), (B) and (C), in an amount in excess of $50 million;

(v) any guarantee by the Partnership or any of the Partnership Subsidiaries of any obligation of any person that is not the Partnership or one of the Partnership Subsidiaries under any contract required to be set forth in Section 3.21(a)(iv) of the Partnership Disclosure Schedule;

(vi) any joint venture, partnership or limited liability company agreement or other similar contract relating to the formation, creation, operation, management or control of any joint venture;

(vii) any contract between the Partnership or any of the Partnership Subsidiaries, on the one hand, and any Partnership unitholder holding 5% or more of any class of issued and outstanding Partnership Units (in their capacity as such), on the other hand;

(viii) any contract that is a settlement, conciliation or similar agreement pursuant to which the Partnership or any of the Partnership Subsidiaries will have any material outstanding obligation after the Closing;

(ix) any contract expressly limiting or restricting the ability of the Partnership or any of the Partnership Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, limited liability company interests or other equity interests, as the case may be;

(x) any acquisition contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations, that could reasonably be expected to result in payments after the date hereof by the Partnership or any of the Partnership Subsidiaries in excess of $50 million;

(xi) any lease or sublease with respect to a Partnership Leased Real Property requiring payments by the Partnership or any Partnership Subsidiary in excess of $10 million in 2024 (in each case, excluding any easements);

(xii) except as would not be material to the Partnership and the Partnership Subsidiaries, taken as a whole, any contract providing for an indemnification of any officer, director or employee by the Partnership or any of the Partnership Subsidiaries with respect to service in such capacities, other than contracts entered into on substantially the same form as the Partnership’s standard forms.

(b) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect: (i) each Partnership Material Contract is valid and in full force and effect, and is enforceable in accordance with its terms, subject to the Equitable Exceptions; (ii) none of the Partnership nor any of the Partnership Subsidiaries have violated or breached, or committed any default under, any Partnership Material Contract; (iii) to the knowledge of the Partnership, no other party to any Partnership Material Contract has violated or breached, or committed any default under, any Partnership Material Contract; and (iv) since January 1, 2021, none of the Partnership nor any of the Partnership Subsidiaries have received any notice or other communication, whether or otherwise, regarding any actual or possible violation or breach of, or default under, any Partnership Material Contract.

(c) The Partnership and the Partnership Subsidiaries have made available to Parent an accurate and complete copy of each Partnership Material Contract.

Section 3.22 Related Party Transactions. Neither the Partnership nor any of its Subsidiaries are party to any transaction or arrangement with any (a) present executive officer or director of the Partnership or any Partnership Subsidiary, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the Partnership Units or (c) affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing persons described in clauses (a) or (b) (but only, with respect to the persons in clause (b)), which, in each case, would be required to be disclosed by the Partnership pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

Section 3.23 Finders or Brokers. Except for Barclays Capital Inc. (the “Partnership Financial Advisor”), neither the Partnership nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger. The Partnership has made available to Parent complete and correct copies of all agreements under which any such fees, commissions or other amounts have been paid or may become payable and all indemnification and other agreements related to the engagement of the Partnership Financial Advisor (collectively, the “Partnership Financial Advisor Agreements”).

Section 3.24 State Takeover Statute. The action of the Partnership Managing GP Board in approving this Agreement and the transactions contemplated hereby is sufficient to render inapplicable to this Agreement and the transactions contemplated hereby any state takeover laws. There is no unitholder rights plan in effect, to which the Partnership or any Partnership Subsidiary is a party.

Section 3.25 Export Controls and Economic Sanctions.

(a) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect: (i) none of the Partnership, Partnership GP, Partnership Managing GP, any of their Subsidiaries, or, to the knowledge of the Partnership and solely to the extent relating to the businesses of the Partnership and the Partnership Subsidiaries, any of their respective owners, directors, officers or employees or has, since January 1, 2021, violated any applicable Export Control and Economic Sanctions Laws; (ii) none of the Partnership, Partnership GP, Partnership Managing GP, any of their Subsidiaries, or, to the knowledge of the Partnership and solely to the extent relating to the businesses of the Partnership and the Partnership Subsidiaries, any of their respective owners, directors, officers, or employees, is (A) a Sanctioned Party, (B) controlled by a Sanctioned Party, or (C) located in, organized under the Laws of, or resident in a Sanctioned Jurisdiction; and (iii) no proceeding by or before any Governmental Authority involving the Partnership, the Partnership GP, Partnership Managing GP or any of their Subsidiaries or, to the knowledge of the Partnership and solely to the extent relating to the businesses of the Partnership and the Partnership Subsidiaries, their respective directors, officers, employees, agents or Representatives relating to the Export Control and Economic Sanctions Laws is pending or, to the knowledge of the Partnership, threatened.

(b) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, to the extent that the Partnership’s activities are subject to Export Control and Economic Sanctions Laws, the Partnership has devised and maintained internal control systems and policies reasonably designed to detect and prevent violations of applicable Export Control and Economic Sanctions Laws.

Section 3.26 No Additional Representations; Non-Reliance.

(a) Each of the Partnership, Partnership GP and Partnership Managing GP acknowledges that neither Parent, the Parent GP nor Merger Sub makes any representation or warranty as to any matter whatsoever except as expressly set forth in Article IV or in any certificate delivered by Parent, the Parent GP or Merger Sub to the Partnership in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that neither Parent, the Parent GP nor Merger Sub makes any representation or warranty with respect to (i) any projections, estimates, forecasts, plans, results, prospects or budgets delivered or made available to the Partnership, the Partnership GP or Partnership Managing GP (or any of their respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent and its Subsidiaries or (ii) the future business and operations of Parent and its Subsidiaries, including as to the accuracy or completeness thereof and the reasonableness of the assumptions underlying such projections, estimates, forecasts, plans, results, prospects or budgets, and none of the Partnership, Partnership GP or Partnership Managing GP have relied on such information or any other representation or warranty not set forth in Article IV.

(b) Each of the Partnership, Partnership GP and Partnership Managing GP has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of Parent and its Subsidiaries and acknowledges that the Partnership, Partnership GP and Partnership Managing GP has been provided access for such purposes. Except for the representations and warranties expressly set forth in Article IV or the ET Support Agreement or in any certificate delivered by Parent, the Parent GP or Merger Sub to the Partnership in accordance with the terms hereof, in entering into this Agreement, each of the Partnership, Partnership GP and Partnership Managing GP has relied solely upon its independent investigation and analysis of Parent and its Subsidiaries, and acknowledges and agrees that they have not been induced by and have not relied upon any representations, warranties or statements, whether express or implied, or information supplied, made by Parent, its Subsidiaries, or any of their respective affiliates, unitholders, controlling persons or representatives (including with respect to the accuracy or completeness thereof) that are not expressly set forth in Article IV or the ET Support Agreement or in any certificate delivered by Parent, the Parent GP or Merger Sub to the Partnership, whether or not such representations, warranties or statements were made in writing or orally. Each of the Partnership, Partnership GP and Partnership Managing GP acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV or the ET Support Agreement or in any certificate delivered by Parent, the Parent GP or Merger Sub to the Partnership, (i) Parent, the Parent GP and Merger Sub do not make, and have not made, any representations or warranties relating to themselves or their businesses or otherwise in connection with the transactions contemplated hereby and the Partnership is not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no person has been authorized by Parent, the Parent GP or Merger Sub to make any representation or warranty relating to themselves or their business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by the Partnership, Partnership GP or Partnership Managing GP as having been authorized by such party, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Partnership or any of its Representatives are not and shall not be deemed to be or include representations or warranties.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT, THE PARENT GP AND MERGER SUB

Except as disclosed in (a) the Parent SEC Documents (excluding any disclosures set forth in any such Parent SEC Document under the heading “Risk Factors” or in any section relating to forward-looking statements in each case, other than historical facts set forth therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent or (b) subject to Section 8.11, the Parent Disclosure Schedule, Parent, the Parent GP and Merger Sub represent and warrant to the Partnership, Partnership GP and Partnership Managing GP as follows:

Section 4.1 Qualification, Organization.

(a) Each of Parent, the Parent GP and Merger Sub is a legal entity duly organized or formed, validly existing and in good standing under the Laws of its jurisdiction of organization or formation and has all requisite limited partnership, limited liability company or other applicable power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent, the Parent GP and Merger Sub is qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Each of the Parent Organizational Documents is in full force and effect and there has been no material violation thereof by Parent.

(c) Since its date of formation, Merger Sub has not carried on any business or conducted any operations except in connection herewith and with the transactions contemplated hereby.

(d) Parent has made available to the Partnership a true and complete copy of (i) the Second Amended and Restated Certificate of Limited Partnership of Parent (the “Parent Certificate of Limited Partnership”), (ii) the First Amended and Restated Partnership Agreement of Limited Partnership of Parent (together with the amendments thereto, the “Parent Partnership Agreement”), (iii) the Certificate of Formation of the Parent GP, dated as of June 11, 2012 (together with the amendments thereto, the “Parent GP Certificate of Formation”) and (iv) the Amended and Restated Limited Liability Company Agreement of the Parent GP, dated as of September 25, 2012 (together with the amendments thereto, the “Parent GP LLC Agreement” and, together with the Parent Certificate of Limited Partnership, Parent Partnership Agreement and Parent GP Certificate of Formation, the “Parent Organizational Documents”) in each case, as amended through the entry into this Agreement.

Section 4.2 Equity Interests.

(a) As of the Capitalization Date, the issued and outstanding equity interests of Parent consisted of (i) 84,428,109 Parent Common Units, (ii) 16,410,780 Class C units representing limited partner interests in Parent (the “Parent Class C Units”), (iii) ET owns 100% of the Parent Incentive Distribution Rights, and (iv) the non-economic general partner interest (the “Parent GP Interest”), which is wholly owned by the Parent GP. As of the Capitalization Date, 7,609,336 Parent Common Units were issuable pursuant to employee and director equity plans of Parent (the “Parent Equity Plans”), of which amount 1,514,396 Parent Common Units were subject to outstanding awards under the Parent Equity Plans. All outstanding equity interests of Parent are, and will be once issued, duly authorized, validly issued, fully paid (to the extent required by the Parent Partnership Agreement) and, other than with respect to general partner interests, nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act or otherwise in the Delaware LP Act or under applicable Law) and free of preemptive rights (except as set forth in the Parent Partnership Agreement or under applicable Law).

(b) The Parent GP is the sole record and beneficial owner of the issued and outstanding Parent GP Interest and such interests have been duly authorized and validly issued in accordance with applicable Law and the Parent Organizational Documents. ET is the sole record and beneficial owner of the issued and outstanding limited liability company interests in the Parent GP and such interests have been duly authorized and validly issued in accordance with applicable Law and the Parent GP LLC Agreement. ET is the record and beneficial owner of all of the issued and outstanding Parent Incentive Distribution Rights.

(c) Except as set forth in Section 4.2(a) or for transactions solely among wholly owned Subsidiaries of Parent and/or Parent, there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which Parent is a party or other equity or equity-based incentive awards or phantom equity (i) obligating Parent to (A) issue, transfer, exchange, sell or register for sale any partnership interests or other equity interests of Parent or securities convertible into or exchangeable for such partnership interests or other equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such partnership interests or other equity interests, (D) fund or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (E) make any payment to any person the value of which is derived from or calculated based on the value of the Parent Common Units or other equity interests of Parent, or (ii) granting any preemptive or antidilutive or similar rights with respect to the Parent Common Units. There are no outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the unitholders of Parent on any matter. There are no voting trusts or other agreements or understandings to which Parent is a party with respect to the voting or registration of the Parent Common Units or other equity interests of Parent. When issued pursuant to the terms hereof, all outstanding Parent Common Units constituting any part of the Merger Consideration will be duly authorized, validly issued, fully paid (to the extent required under the Parent Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) and free of preemptive rights (except as set forth in the Parent Partnership Agreement).

(d) As of the entry into this Agreement, all of the issued and outstanding limited liability company interests of Merger Sub are validly issued and outstanding. All of the issued and outstanding limited liability company interests of Merger Sub are, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub has no outstanding option, warrant, right or any other agreement or commitment pursuant to which any person other than Parent may acquire any equity security of Merger Sub.

Section 4.3 Subsidiaries.

(a) Section 4.3(a) of the Parent Disclosure Schedule lists all of Parent’s Subsidiaries (the “Parent Subsidiaries”) as of the entry into this Agreement, including each Parent Subsidiary’s jurisdiction of incorporation, formation or organization. Each of the Parent Subsidiaries is a legal entity duly organized or formed, validly existing and in good standing under the Laws of its jurisdiction of organization or formation, except as would not be material to Parent and the Parent Subsidiaries, taken as a whole. Each of the Parent Subsidiaries (i) has all requisite limited partnership, limited liability company or other applicable corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (ii) is qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to have such power or authority, be so qualified or in good standing would not have, individually or in the aggregate, a Parent Material Adverse Effect. Each of the organizational documents of each Parent Subsidiary is in full force and effect and there has been no violation thereof by such Subsidiaries, except as would not be material to Parent and the Parent Subsidiaries, taken as a whole.

(b) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, Parent or a Parent Subsidiary owns, directly or indirectly, all of the issued and outstanding partnership interests, limited liability company interests or other equity interests of each wholly-owned Parent Subsidiary, free and clear of any preemptive rights and any Liens other than Parent Permitted Liens, and all of such partnership interests, limited liability company interests or other equity interests are duly authorized and validly issued and, if applicable, fully paid and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act, Sections 18-607 and 18-804 of the Delaware LLC Act or other similar Laws in any jurisdiction in which such Subsidiary is organized) and free of preemptive rights.

(c) Except for transactions solely among wholly owned Parent Subsidiaries and/or Parent and as would be material to Parent and the Parent Subsidiaries, taken as a whole, there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which Parent or any Parent Subsidiary is a party or other equity or equity-based incentive awards or phantom equity (i) obligating any Parent Subsidiary to (A) issue, transfer, exchange, sell or register for sale any partnership interests, limited liability company interests or other equity interests of such Parent Subsidiary or securities convertible into or exchangeable for such partnership interests, limited liability company interests or other equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such partnership interests, limited liability company interests or other equity interests, (D) fund or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Parent Subsidiary or (E) make any payment to any person the value of which is derived from or calculated based on the value of Parent Common Units or Parent Incentive Distribution Rights, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Parent Subsidiary.

(d) Except as would not be material to Parent and the Parent Subsidiaries, taken as a whole, and for partnership interests, limited liability company interests or other equity interests in the Parent Subsidiaries, neither Parent nor any Parent Subsidiary owns, directly or indirectly, any partnership interests, limited liability company interests or other equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any partnership interests, limited liability company interests or other equity interest in any person), or has any obligation to acquire any such partnership interests, limited liability company interests or other equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

Section 4.4 Authority; Noncontravention.

(a) Each of Parent, the Parent GP and Merger Sub has the requisite limited partnership or limited liability company power and authority, as applicable, to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery and performance of this Agreement and the ET Support Agreement and the consummation of the transactions contemplated hereby and thereby, including the Merger, have been duly and validly authorized by the Parent GP Board, and Parent, as the sole member of Merger Sub, and, no other entity or equity-holder proceedings on the part of Parent, the Parent GP, Merger Sub, ET or their respective equity holders or affiliates are necessary to authorize the consummation of the transactions contemplated hereby. The Parent GP Board has approved the execution and delivery of this Agreement and the transactions contemplated hereby, including the Merger and the issuance of Parent Common Units (the “Unit Issuance”) in connection with the Merger. This Agreement and the ET Support Agreement has been duly and validly executed and delivered by Parent, the Parent GP, ET and Merger Sub, as applicable, and, assuming this Agreement and the ET Support Agreement constitutes the legal, valid and binding agreement of the Partnership, Partnership GP and Partnership Managing GP, as applicable, this Agreement and the ET Support Agreement constitutes the legal, valid and binding agreement of ET, the Parent GP, Parent and Merger Sub, as applicable, and is enforceable against ET, the Parent GP, Parent and Merger Sub, as applicable, in accordance with its terms, subject to the Equitable Exceptions.

(b) Other than in connection with or in compliance with (i) the Delaware LP Act, (ii) the Delaware LLC Act, (iii) the Exchange Act, (iv) the Securities Act, (v) applicable state securities, takeover and “blue sky” laws, (vi) the filing of the Certificate of Merger with the Delaware Secretary of State, (vii) the rules and regulations of the NYSE, (viii) the HSR Act and any other applicable Antitrust Laws, (ix) the approvals set forth in Section 4.4(b) of the Parent Disclosure Schedule and (x) the rules and regulations of the SEC in connection with the filing with the SEC of the Form S-4 (collectively, the “Parent Approvals”), and, subject to the accuracy of the representations and warranties of the Partnership, Partnership GP and Partnership Managing GP in Section 3.4(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Authority is necessary, under applicable Law, for the consummation by Parent, the Parent GP or Merger Sub of the transactions contemplated by this Agreement, except for such authorizations, consents, orders, licenses, permits, approvals or filings that are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not materially impede or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement or have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) The execution, delivery and performance by Parent, the Parent GP and Merger Sub of this Agreement do not and, assuming the Parent Approvals are obtained, the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of Parent or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any Parent Material Contract or result in the creation of any Lien other than Parent Permitted Liens, in each case, upon any of the properties or assets of Parent or any of its Subsidiaries, (ii) conflict with or result in any violation of any of the Parent Organizational Documents or provision of the agreement of limited partnership, limited liability company agreement, certificate of incorporation or bylaws or other equivalent organizational document, in each case as amended or restated, of Parent, the Parent GP or any of the Parent Subsidiaries (except as would not be material to Parent, the Parent GP and the Parent Subsidiaries, taken as a whole) or (iii) conflict with or violate any applicable Laws, except in the case of clauses (i) and (iii) for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5 Reports and Financial Statements.

(a) Parent has filed or made available all forms, documents, reports, schedules, certifications, prospectuses, registration and other statements required to be filed or furnished by it with the SEC since January 1, 2021 (collectively with all such documents and reports filed on a voluntary basis on Form 8-K since January 1, 2021, in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Parent SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the entry into this Agreement, then on the date of such filing), except as would not have, individually or in the aggregate, a Parent Material Adverse Effect: (i) each of the Parent SEC Documents complied as to form with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected: (A) in the case of Parent SEC Documents filed or furnished prior to the entry into this Agreement that were amended or superseded on or prior to the entry into this Agreement, by the filing or furnishing of the applicable amending or superseding Parent SEC Documents; and (B) in the case of Parent SEC Documents filed or furnished after the entry into this Agreement that are amended or superseded prior to the Effective Time, by the filing or furnishing of the applicable amending or superseding Parent SEC Documents. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, the certifications and statements relating to Parent SEC Documents required by: (1) Rule 13a-14 or Rule 15d-14 under the Exchange Act; (2) Section 302 or 906 of the Sarbanes-Oxley Act; or (3) any other applicable Law (collectively, the “Parent Certifications”), are accurate and complete, and comply as to form and content with all applicable Laws. As of the entry into this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Parent SEC Documents and, to the knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review or investigation.

(b) Except as would not be material to Parent and the Parent Subsidiaries, taken as a whole, since January 1, 2021, Parent has maintained a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) reasonably designed to provide reasonable assurances: (i) that records are maintained that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Parent; (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with the authorizations of management and directors of Parent and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent properties or assets that could have a material effect on Parent’s financial statements.

(c) Except as would not be material to Parent and the Parent Subsidiaries, taken as a whole, since January 1, 2021, Parent has maintained a system of “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) reasonably designed to ensure that all material information concerning Parent is made known on a timely basis to the individuals responsible for the preparation of Parent filings with the SEC and other public disclosure documents, and otherwise ensure that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules, to allow timely decisions regarding required disclosure and to make the Parent Certifications.

(d) Parent’s management has completed an assessment of the effectiveness of Parent’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2022, and such assessment concluded that such controls were effective and Parent’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that Parent maintained effective internal control over financial reporting as of December 31, 2022. Based on its most recent evaluation of internal controls over financial reporting prior to the entry into this Agreement, management of Parent has disclosed to Parent’s auditors and the audit committee of the Parent GP Board any: (A) “significant deficiency” in the internal controls over financial reporting of Parent, (B) “material weakness” in the internal controls over financial reporting of Parent or (C) fraud, whether or not material, that involves management or other employees of Parent who have a role in the internal controls over financial reporting of Parent.

(e) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, the financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments); and (iii) fairly present in all material respects the consolidated financial position of Parent as of the respective dates thereof and the consolidated results of operations and cash flows of Parent for the periods covered thereby. Except as have been described in the Parent SEC Documents, as of the entry into this Agreement, there are no unconsolidated Subsidiaries of Parent or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K.

(f) Parent is in compliance in all material respects with the applicable listing requirements of the NYSE, and has not since January 1, 2021, received any written (or, to the knowledge of Parent, oral) notice asserting any non-compliance with the listing requirements of NYSE.

Section 4.6 No Undisclosed Liabilities. Except (a) as reflected or reserved against in Parent’s consolidated balance sheet as of the Balance Sheet Date included in the Parent SEC Documents, (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement or in connection with obligations under existing contracts or applicable Law, and (c) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business, neither Parent nor any Subsidiary of Parent has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, either matured or unmatured, that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its consolidated Subsidiaries, other than those that would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.7 Compliance with Law; Permits.

(a) Since January 1, 2021, Parent and its Subsidiaries are in compliance with, and are not in default under or in violation of, any applicable Law, except where such non-compliance, default or violation would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Authorities, and have filed all tariffs, reports, notices and other documents with all Governmental Authorities necessary for Parent and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits or to have filed such tariffs, reports, notices or other documents would not have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are valid and in full force and effect and are not subject to any pending administrative or judicial proceeding that would, if determined in a manner adverse to the Parent or the Parent Subsidiaries, result in the adverse modification, suspension, termination, cancellation or revocation thereof, except where the failure to be in full force and effect or any modification, suspension, termination or cancellation or revocation thereof would not have, individually or in the aggregate, a Parent Material Adverse Effect. Parent is, and each of its Subsidiaries is, in compliance with the terms and requirements of such Parent Permits, except where the failure to be in compliance would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Without limiting the generality of Section 4.7(a), Parent, each of the Parent Subsidiaries, and, to the knowledge of Parent, each joint interest owner, consultant, agent, or representative of any of the foregoing (in their respective capacities as such), (i) has not violated the FCPA or any other U.S. or foreign anti-bribery, anti-corruption, or anti-money laundering Laws that are applicable to Parent or the Parent Subsidiaries; (ii) has not been given written notice by any Governmental Authority of any facts which, if true, would constitute a violation of the FCPA or any other U.S. or foreign anti-bribery, anti-corruption, or anti-money laundering Laws by any such person; and (iii) to the knowledge of Parent, is not being (and has not been) investigated by any Governmental Authority, except, in the case of each of clauses (i), (ii) and (iii), as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.8 Environmental Laws and Regulations. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) as of the entry into this Agreement, there are no investigations, actions, suits or proceedings (whether administrative or judicial) pending, or to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any person or entity whose liability the Parent or any of its Subsidiaries has retained or assumed either contractually or by operation of law, alleging non-compliance with or other liability under any Environmental Law;

(b) Parent and its Subsidiaries are, and except for matters that have been fully resolved with the applicable Governmental Authority, since January 1, 2021 have been, in compliance with all Environmental Laws, which compliance includes and has included obtaining, maintaining and complying with all Parent Permits required pursuant to Environmental Laws;

(c) to the Knowledge of Parent, there has been no release, treatment, generation, storage, disposal or arrangement for the disposal, transportation, handling of, exposure to, or operation of any facility contaminated by, any Hazardous Materials, including at any real property currently owned, leased or operated by Parent or any Subsidiary of Parent or formerly owned, leased or operated by Parent or any Subsidiary of Parent that has given rise or would reasonably be expected to give rise to Parent or any Subsidiaries incurring any remedial obligation or corrective action requirement or other liabilities under applicable Environmental Law;

(d) Parent is not party to any order, judgment, injunction or decree that imposes any obligations on Parent or any of its Subsidiaries under any Environmental Law, and neither Parent nor any of its Subsidiaries have received any notice, report, order, directive or other information relating to a violation of, or liability under, Environmental Law;

(e) there have been no ruptures, releases or explosions in Parent’s Systems resulting in claims for personal injury, loss of life or material property damage, except to the extent such ruptures, releases or explosions have been fully and finally resolved;

(f) Parent has not ceased operations at or otherwise abandoned or decommissioned any pipelines except to the extent there are no outstanding closure requirements under Environmental Law for which adequate reserves have not been established; and

(g) neither Parent nor its Subsidiaries have expressly assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to the liability of any other person under Environmental Law.

Section 4.9 Absence of Certain Changes or Events. From the Balance Sheet Date through the entry into this Agreement, there has not been any event, change, effect, development or occurrence that has had, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.10 Legal Proceedings; Orders. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, as of the entry into this Agreement, (a) there is no pending legal proceeding and, to the knowledge of Parent, no person has threatened to commence any legal proceeding that involves Parent, Parent GP, or any Parent Subsidiary or any of the assets owned, leased or used by any of Parent, Parent GP, or any Parent Subsidiary and (b) there are no orders, judgments or decrees of, or before, any person against or affecting Parent, Parent GP or any Parent Subsidiary.

Section 4.11 Information Supplied. None of the information to be supplied by or on behalf of Parent specifically for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Proxy Statement/Prospectus will, on the date it is first mailed to the holders of Partnership Common Units and at the time of the Partnership Unitholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing provisions of this Section 4.11, no representation or warranty is made by Parent or Merger Sub with respect to information supplied by or on behalf of the Partnership, Partnership GP or Partnership Managing GP or any of their respective affiliates for inclusion or incorporation by reference therein.

Section 4.12 Regulatory Matters.

(a) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, none of Parent or its Subsidiaries is, or has been in the past three years a holding company or a public-utility company as defined in PUHCA.

(b) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, all filings required to be made by Parent or any of its Subsidiaries during the three (3) years preceding the entry into this Agreement, with the FERC under the NGA, NGPA, the ICA, the PUHCA, the Department of Energy, the FCC, or any applicable state public utility commission or department, as the case may be, have been made, including all forms, statements, reports, notices, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, and, as amended or supplemented, with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder.

Section 4.13 Tax Matters. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) all Tax Returns that were required to be filed by Parent or any of its Subsidiaries have been duly and timely filed (taking into account valid extensions), and all such Tax Returns are complete and accurate;

(b) all Taxes required to be paid or withheld and paid over to the applicable Governmental Authority by Parent or any of its Subsidiaries that are or have become due have been timely paid in full or an adequate reserve for the payment of such Taxes has been established;

(c) there are no Liens for Taxes (other than Parent Permitted Liens) on any of the assets of Parent or any of its Subsidiaries;

(d) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes of Parent or any of its Subsidiaries;

(e) there is no written claim against Parent or any of its Subsidiaries for any Taxes, and no assessment, deficiency or adjustment has been asserted, proposed or threatened in writing with respect to any Tax Return of Parent or any of its Subsidiaries that has not been fully resolved;

(f) in the past three (3) Tax years, no written claim that has not been fully resolved has been made by a Governmental Authority in a jurisdiction where Parent or any of its Subsidiaries does not file a Tax Return that Parent or such Subsidiary is or may be subject to taxation in that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return;

(g) there is not in force any extension of time (other than customary extensions) with respect to the due date for the filing of any Tax Return of Parent or any of the Parent Subsidiaries or any waiver or agreement for any extension of time for the assessment or payment of any Tax of Parent or any of the Parent Subsidiaries, in each case, other than automatic or automatically granted extensions or waivers;

(h) none of Parent or any of the Parent Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any accounting method change or adjustments under Section 482 made prior to the Closing, any closing agreement with respect to Taxes with any Governmental Authority filed or entered into prior to the Closing, any prepaid amount received or deferred revenue amount accrued prior to the Closing, or any installment sale or open transaction entered into prior to the Closing;

(i) none of Parent or any of its Subsidiaries is a party to a Tax allocation or sharing agreement (other than (i) ordinary course commercial agreements not primarily related to Taxes or (ii) any agreement solely among or between Parent or any of the Parent Subsidiaries);

(j) none of Parent or any of its Subsidiaries has been a member of an affiliated, combined, consolidated, unitary or similar group with respect to Taxes (including any affiliated group within the meaning of Section 1504 of the Code and any similar group under state, local or non-U.S. law), other than any group of which Parent or any of its Subsidiaries is the common parent, or has any liability for the Taxes of any person (other than Parent or any of its Subsidiaries) as a transferee or successor;

(k) none of Parent or any of its Subsidiaries was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past three (3) years;

(l) none of Parent or any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4;

(m) Parent is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code, and has been properly treated as such since its formation;

(n) each Subsidiary of Parent is, and has been since its formation, properly classified as a partnership or disregarded entity for U.S. federal income tax purposes;

(o) Parent and each of its Subsidiaries that is classified as a partnership for U.S. federal income tax purposes has in effect a valid election under Section 754 of the Code; and

(p) Parent is not aware of the existence of any fact, and has not taken or agreed to take any action, that could reasonably be expected to prevent or impede the Merger from properly being treated in accordance with the Intended Tax Treatment for U.S. federal income tax purposes.

Section 4.14 Intellectual Property.

(a) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, either Parent or a Parent Subsidiary (i) is the sole and exclusive owner of all right, title and interest in and to all Parent Intellectual Property and (ii) has valid and enforceable rights, pursuant to a valid written contract, to use all Parent Licensed Intellectual Property as the same is used for the conduct of the respective business of Parent and the Parent Subsidiaries currently conducted, in each case (i) and (ii), free and clear of all Liens (other than Parent Permitted Liens). Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, the Parent Intellectual Property and such Parent Licensed Intellectual Property collectively constitute all material Intellectual Property necessary and sufficient for the conduct of the respective business of Parent and the Parent Subsidiaries as currently conducted. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (A) as of the entry into this Agreement, there are no pending or threatened claims by any person alleging infringement, misappropriation or other violation by Parent or any of the Parent Subsidiaries of any Intellectual Property of any person, or challenging the ownership, use, validity or enforceability of any Parent Intellectual Property, (B) the conduct of the respective business of Parent and the Parent Subsidiaries has not infringed, misappropriated or otherwise violated, and does not infringe, misappropriate or otherwise violate, any Intellectual Property of any person, (C) as of the entry into this Agreement, neither Parent nor any of the Parent Subsidiaries has made any claim of infringement, misappropriation, or other violation by any person of Parent’s or any of the Parent

Subsidiaries’ rights to or in connection with any Parent Intellectual Property, (D) to the knowledge of Parent, no person has infringed, misappropriated, or otherwise violated, or is infringing, misappropriating or otherwise violating, any Parent Intellectual Property, and (E) Parent and each of the Parent Subsidiaries take and have taken commercially reasonable measures to protect the confidentiality and value of all Trade Secrets included in the Parent Intellectual Property and Parent Licensed Intellectual Property.

(b) Neither Parent nor any of the Parent Subsidiaries own any proprietary software that is material to the conduct of the respective business of Parent and the Parent Subsidiaries as currently conducted.

Section 4.15 Data Privacy.

(a) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and the Parent Subsidiaries and, to the knowledge of Parent, any person acting for or on behalf of Parent and the Parent Subsidiaries: (i) are and have been in compliance with all Privacy Requirements, and (ii) as of the entry into this Agreement, neither Parent nor any of the Parent Subsidiaries has received any notice of any claims, charges, investigations or regulatory inquiries related to or alleging the violation of any Privacy Requirements since January 1, 2021. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, to the knowledge of Parent, there have been no security breaches, unauthorized access to, use or disclosure of or other adverse events or incidents related to any Personal Information in the possession or under the control of, or otherwise Processed by, Parent or any of the Parent Subsidiaries.

(b) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and the Parent Subsidiaries have: (i) implemented commercially reasonable measures, at least consistent with industry standards, designed to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) and all Personal Information and other confidential data in their possession or under their control, including against loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure; (ii) taken reasonable steps to ensure that any third party with access to any Personal Information collected by or on behalf of Parent or any of the Parent Subsidiaries has implemented and maintains the same (taking into account the nature of Parent’s and the Parent Subsidiaries’ businesses and industry); (iii) conducted commercially reasonable privacy and data security testing or audits and resolved or remediated any privacy or data security issues or vulnerabilities identified; and (iv) implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan.

Section 4.16 Real Property.

(a) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) either Parent or a Parent Subsidiary has good, valid and marketable fee simple title to each and all real property owned by Parent or any Parent Subsidiary (such owned real property collectively, the “Parent Owned Real Property”), and (ii) either Parent or a Parent Subsidiary has a good, valid and enforceable leasehold interest in each and all leases, subleases and other agreements under which Parent or any of the Parent Subsidiaries uses or occupies or has the right to use or occupy any real property (any property subject to such leases, subleases or other agreements, the “Parent Leased Real Property” and, together with the Parent Owned Real Property, the “Parent Real Property” and such leases, subleases and other agreements, the “Parent Real Property Leases”), in each case, free and clear of all Liens other than any Parent Permitted Liens. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (A) each Parent Real Property Lease is valid, binding and in full force and effect and enforceable in accordance with its terms and conditions, subject to the Equitable Exceptions, (B) Parent and each of its Subsidiaries (as applicable) are in compliance with all terms and conditions of each Parent Real Property Lease, (C) no uncured default, breach or violation of a material nature on the part of Parent or, if applicable, its Subsidiary exists under any Parent Real Property Lease and no event has occurred or circumstance exists that, with the giving of notice, the passage of time, or both, would constitute a material breach, default or violation under a Parent Real Property Lease, (D) Parent has not collaterally assigned or granted any other security interest in any Parent Real Property Leases or any portion thereof or interest therein, and (E) to the knowledge of Parent, there are no disputes with respect to any such Parent Real Property Lease.

(b) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect: (i) each of Parent and the Parent Subsidiaries has such Rights-of-Way that are necessary for Parent and the Parent Subsidiaries to use, occupy and operate their respective assets and properties in the manner that such assets and properties are currently used and operated, and each such Right-of-Way is valid, enforceable and free and clear of all Liens (other than Parent Permitted Liens); (ii) Parent and the Parent Subsidiaries conduct their businesses in a manner that does not violate any such Rights-of-Way; (iii) Parent and the Parent Subsidiaries have fulfilled and performed all of their obligations with respect to such Rights-of-Way; and (iv) neither Parent nor any of the Parent Subsidiaries has received written notice of the occurrence of any ongoing event or circumstance that allows, or after the giving of notice or the passage of time, or both, would allow the revocation or termination of any Right-of-Way or would result in any impairment of the rights of Parent and the Parent Subsidiaries in and to any such Rights-of-Way. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, all pipelines operated by Parent and the Parent Subsidiaries have or are otherwise entitled to the benefits of all Rights-of-Way that are necessary for Parent and the Parent Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated, and there are no gaps (including any gap arising as a result of any breach by Parent or any of the Parent Subsidiaries of the terms of any Rights-of-Way) in such Rights-of-Way that would prevent Parent and the Parent Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used, occupied and operated.

Section 4.17 Material Contracts. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect: (i) each contract to which Parent, the Parent GP or any Parent Subsidiary is bound that is material to Parent and the Parent Subsidiaries, taken as a whole (a “Parent Material Contract”) is valid and in full force and effect, and is enforceable in accordance with its terms, subject to the Equitable Exceptions; (ii) none of Parent, the Parent GP nor any of the Parent Subsidiaries have violated or breached, or committed any default under, any Parent Material Contract; (iii) to the knowledge of Parent, no other party to any Parent Material Contract has violated or breached, or committed any default under, any Parent Material Contract; and (iv) since January 1, 2021, none of Parent nor any of the Parent Subsidiaries have received any notice or other communication, whether or otherwise, regarding any actual or possible violation or breach of, or default under, any Parent Material Contract.

Section 4.18 Insurance. As of the entry into this Agreement, except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, each insurance policies and self-insurance programs and arrangements of Parent and the Parent Subsidiaries relating to their respective businesses, assets and operations are in full force and effect. Since January 1, 2021, except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, none of Parent or the Parent Subsidiaries has received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy; (b) refusal of any coverage or rejection of any claim under any insurance policy; or (c) adjustment in the amount of the premiums payable with respect to any material insurance policy.

Section 4.19 Related Party Transactions. Neither Parent nor any of its Subsidiaries are party to any transaction or arrangement with any (a) present executive officer or director of the Parent or any Parent Subsidiary, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the Parent Units or (c) affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing persons described in clauses (a) or (b) (but only, with respect to the persons in clause (b)), which, in each case, would be required to be disclosed by the Parent pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act. Section 4.19 of the Parent Disclosure Schedule sets forth a true and correct list of all existing material transactions or arrangements by and between, Parent, the Parent GP and/or any of the Parent Subsidiaries, on the one hand, and ET and its affiliates (other than Parent, the Parent GP and the Parent Subsidiaries), on the other hand.

Section 4.20 Finders or Brokers. Except for Truist Securities, Inc., neither Parent, nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.21 Ownership of Partnership Units. Neither Parent nor any controlled affiliate of Parent “beneficially owns” (as such term is defined for purposes of Section 13(d) of the Exchange Act) any Partnership Common Units or Partnership Preferred Units.

Section 4.22 Export Controls and Economic Sanctions.

(a) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect: (i) none of Parent, the Parent GP any of their respective Subsidiaries or, to the knowledge of Parent and solely to the extent relating to the businesses of Parent and the Parent Subsidiaries, any of their respective owners, directors, officers or employees has, since January 1, 2021, violated any applicable Export Control and Economic Sanctions Laws; (ii) none of Parent, the Parent GP, any of their respective Subsidiaries or, to the knowledge of Parent and solely to the extent relating to the businesses of Parent and the Parent Subsidiaries, any of their respective owners, directors, officers, or employees, is (A) a Sanctioned Party, (B) controlled by a Sanctioned Party, or (C) located in, organized under the Laws of, or resident in a Sanctioned Jurisdiction; no proceeding by or before any Governmental Authority involving Parent, the Parent GP or any of the Parent Subsidiaries or, to the knowledge of Parent and solely to the extent relating to the businesses of Parent and the Parent Subsidiaries, their respective directors, officers, employees, agents or Representatives, relating to the Export Control and Economic Sanctions Laws is pending or, to the knowledge of the Parent, threatened.

(b) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, to the extent that Parent’s activities are subject to Export Control and Economic Sanctions Laws, Parent has devised and maintained internal control systems and policies reasonably designed to detect and prevent violations of applicable Export Control and Economic Sanctions Laws.

Section 4.23 Financing. Parent has delivered to the Partnership (a) a correct and complete fully executed copy of each of the bridge term loan credit facility commitment letter and the revolving credit facility commitment letter, dated as of the date hereof, among Parent, Truist Bank, Trust Securities, Inc, Bank of America, N.A. and BofA Securities, Inc. including all exhibits, schedules and annexes to such letter in effect as of the date of this Agreement and (b) correct and complete fully executed copies of the fee letters referenced therein (together, the “Debt Commitment Letter”) (it being understood that each such fee letter has been redacted to remove the fee amounts, the rates and amounts included in the “market flex” and other economic terms that could not adversely affect the conditionality, enforceability, termination or aggregate principal amount of the Committed Financing). Pursuant to, and subject to the terms and conditions of, the Debt Commitment Letter, the commitment parties thereunder have committed to lend the amounts set forth therein (the provision of such funds as set forth therein, the “Committed Financing”) for the purposes set forth in such Debt Commitment Letter. The Debt Commitment Letter has not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained in the Debt Commitment Letter have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement and, to the knowledge of Parent, no withdrawal, rescission, amendment, restatement or other modification in any respect is contemplated (except as contemplated or as permitted as of the date hereof in the Debt Commitment Letter). As of the execution and delivery of this Agreement, the Debt Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of each of Parent and, to the knowledge of Parent, the other parties thereto, enforceable in accordance with its terms against Parent and, to the knowledge of Parent, each of the other parties thereto, subject to the Equitable Exceptions. There are no conditions precedent related to the funding of the full amount of the Committed Financing pursuant to the Debt Commitment Letter, other than as expressly set forth in the Debt Commitment Letter. Subject to the terms and conditions of the Debt Commitment Letter, the net proceeds contemplated from the Committed Financing will be in an amount sufficient to pay the Payoff Amounts, all amounts required in connection with the Redemptions and to pay the expenses reasonably expected to be incurred in connection with this Agreement and the other transactions contemplated hereby (such amount, the “Required Amount”). As of the execution and delivery of this Agreement, (i) no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default) or result in a failure to satisfy a condition precedent, in each case, on the part of Parent or, to the knowledge of Parent, any other party to the Debt Commitment Letter, under the Debt Commitment Letter and (ii) Parent does not have any reason to believe that any of the conditions to the Committed Financing will not be satisfied or that the Committed Financing will not be available to Parent on the Closing Date.

Parent or its Subsidiaries have fully paid all commitment fees or other fees to the extent required to be paid on or prior to the date of this Agreement in connection with the Committed Financing. As of the date hereof, there are no side letters or other agreements, contracts or arrangements to which Parent or any of its Affiliates is a party that would reasonably be expected to adversely affect the availability or amount of the Committed Financing. The obligations of Parent and Merger Sub hereunder are not subject to any condition regarding Parent’s or any other Person’s ability to obtain financing for the Merger and the other transactions contemplated by this Agreement.

Section 4.24 No Additional Representations; Non Reliance.

(a) Each of Parent, the Parent GP and Merger Sub acknowledges that none of the Partnership, Partnership GP or Partnership Managing GP makes any representation or warranty as to any matter whatsoever except as expressly set forth in Article III or in any certificate delivered by the Partnership to Parent, the Parent GP or Merger Sub in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that none of the Partnership, Partnership GP or Partnership Managing GP makes any representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to Parent, the Parent GP or Merger Sub (or any of their respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Partnership and the Partnership Subsidiaries or (ii) the future business and operations of the Partnership and the Partnership Subsidiaries, including as to the accuracy or completeness thereof and the reasonableness of the assumptions underlying such projections, estimates, forecasts, plans, results, prospects or budgets, and neither Parent, the Parent GP nor Merger Sub has relied on such information or any other representation or warranty not set forth in Article III.

(b) Each of Parent, the Parent GP and Merger Sub have conducted their own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Partnership and the Partnership Subsidiaries and acknowledge that Parent, the Parent GP and Merger Sub have been provided access for such purposes. Except for the representations and warranties expressly set forth in Article III or in any certificate delivered by the Partnership to Parent, the Parent GP or Merger Sub in accordance with the terms hereof, in entering into this Agreement, each of Parent, the Parent GP and Merger Sub have relied solely upon its independent investigation and analysis of the Partnership and the Partnership’s Subsidiaries, and Parent, the Parent GP and Merger Sub acknowledge and agree that they have not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, or information supplied, made by the Partnership, its Subsidiaries, or any of their respective affiliates, equityholders, controlling persons or representatives (including with respect to the accuracy or completeness thereof) that are not expressly set forth in Article III or in any certificate delivered by the Partnership to Parent, the Parent GP or Merger Sub, whether or not such representations, warranties or statements were made in writing or orally. Each of Parent, the Parent GP and Merger Sub acknowledge and agree that, except for the representations and warranties expressly set forth in Article III or in any certificate delivered by the Partnership to the Parent, the Parent GP or Merger Sub, (i) each of the Partnership, Partnership GP and Partnership Managing GP does not make, and has not made, any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated hereby and Parent, the Parent GP and Merger Sub are not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no person has been authorized by the Partnership, Partnership GP or Partnership Managing GP to make any representation or warranty relating to itself or its business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by Parent, the Parent GP or Merger Sub as having been authorized by the Partnership, Partnership GP or Partnership Managing GP, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent, the Parent GP or Merger Sub or any of their Representatives are not and shall not be deemed to be or include representations or warranties of the Partnership, Partnership GP or Partnership Managing GP.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Partnership.

(a) From and after the entry into this Agreement until the earlier of the Effective Time and the Termination Date, and except (i) as may be required by applicable Law, (ii) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as may be contemplated or required by this Agreement, (iv) to the extent action is reasonably taken (or reasonably omitted) in response to an Emergency, (v) to the extent action is reasonably taken (or reasonably omitted) in response to changes or developments resulting from material changes in commodity prices, (vi) as contemplated by the Partnership 2024 Planned CapEx or (vii) as set forth in Section 5.1(a) of the Partnership Disclosure Schedule, the Partnership shall, and shall cause its Subsidiaries to, use their reasonable best efforts to conduct their businesses in the ordinary course in all material respects and preserve substantially intact their present lines of business, maintain their rights, franchises, and Partnership Permits and preserve their relationships with significant customers and suppliers, in each case, in all material respects; provided, however, that no action with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) Each of the Partnership, Partnership GP and Partnership Managing GP agrees with Parent, on behalf of itself and the Partnership Subsidiaries, that from the entry into this Agreement and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law, (ii) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed, other than with respect to clauses (A) (Organizational Documents), (B) (Equity Issuances, etc.) and (N) (Related Party Transactions) below), (iii) as may be contemplated or required by this Agreement, (iv) other than with respect to clauses (A) (Organizational Documents), (B) (Equity Issuances, etc.) and (N) (Related Party Transactions) below, to the extent action is reasonably taken (or reasonably omitted) in response to an Emergency, (v) other than with respect to clauses (A) (Organizational Documents), (B) (Equity Issuances, etc.) and (N) (Related Party Transactions) below, to the extent action is reasonably taken (or reasonably omitted) in response to changes or developments resulting from material changes in commodity prices, (vi) as contemplated by the Partnership 2024 Planned CapEx or (vii) as set forth in Section 5.1(b) of the Partnership Disclosure Schedule, the Partnership, Partnership GP and Partnership Managing GP:

(A) shall not adopt any amendments to the Partnership Organizational Documents, and shall not permit any of the Partnership Subsidiaries to adopt any amendments to its respective certificate of limited partnership, partnership agreement, certificate of formation, limited liability company agreement, certificate of incorporation or bylaws or similar organizational documents, other than amendments by Partnership Subsidiaries that would not reasonably be expected to be materially adverse to (1) Parent or any of its affiliates or (2) following the Closing, the Partnership and the Partnership Subsidiaries, taken as a whole;

(B) shall not, and shall not permit any of the Partnership Subsidiaries to, issue, sell, pledge, dispose of, encumber, split, combine or reclassify or authorize the issuance, sale, pledge, disposition, encumbrance, split, combination or reclassification of any of its partnership interests, limited liability company interests or other equity interests of the Partnership or the Partnership Subsidiaries or any securities convertible into or exchangeable for any such partnership interests, limited liability company interests or other equity interests, or any rights, warrants or options to acquire any such partnership interests, limited liability company interests, equity interests or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing Partnership Benefit Plans, other than (1) issuances of Partnership Common Units in respect of any settlement of any of the Partnership LTI Awards outstanding on the entry into this Agreement in accordance with their current terms or granted on or after the entry into this Agreement and not in violation of this Agreement, in each case, in accordance with the terms of the applicable Partnership LTIP and any related award agreements, (2) for transactions solely among the Partnership and a wholly owned Partnership Subsidiary or among wholly owned Partnership Subsidiaries or (3) for clarity, an issuance of New Subsidiary Units pursuant to Section 1.1;

(C) shall not, and shall not permit any of the Partnership Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding partnership interests, limited liability company interests or other equity interests (whether in cash, assets, stock or other securities of the Partnership or the Partnership Subsidiaries), except (1) dividends or distributions by Partnership Subsidiaries only to the Partnership or to any other Partnership Subsidiary, (2) dividends or distributions required under the applicable organizational documents of such entity in effect on the entry into this Agreement, (3) regular quarterly cash distributions with customary record and payment dates on the Partnership Common Units not in excess of $0.40 per unit per quarter, (4) dividends or distributions paid or settled in connection with the exercise or settlement of any Partnership LTI Awards outstanding on the entry into this Agreement in accordance with their terms in effect as of entry into this Agreement (or issued not in violation of this Agreement in accordance with the terms hereof) and in accordance with the terms of the applicable Partnership LTIP and any related award agreements, (5) distributions on the Partnership Preferred Units as required or explicitly contemplated by and in accordance with the terms of the Existing Partnership Agreement, (6) dividend equivalent rights under any Partnership LTI Awards payable in accordance with the terms of the applicable Partnership LTIP Plan and any related award agreements or (7) the Special Distribution;

(D) shall not, and shall not permit any of the Partnership Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or enter into a letter of intent or agreement in principle with respect thereto, other than as would not reasonably be expected to be materially adverse to (1) Parent or any of its affiliates or (2) following the Closing, the Partnership and the Partnership Subsidiaries, taken as a whole;

(E) shall not, and shall not permit any of the Partnership Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any equity interests of any of them or any rights, warrants or options to acquire any such equity interests, except for transactions among the Partnership and the Partnership Subsidiaries or among the Partnership Subsidiaries;

(F) shall not, and shall not permit any of the Partnership Subsidiaries to, make, directly or indirectly, any acquisition of any other person or business or make any loans, advances or capital contributions to, or investments in, any other person with a value in excess of $25 million in the aggregate, except, for the avoidance of doubt, as contemplated by the Partnership’s 2024 capital growth program, as set forth on Section 5.1(b)(F) of the Partnership Disclosure Schedule (the “Partnership 2024 Planned CapEx”);

(G) shall not, and shall not permit any of its Subsidiaries to, authorize any capital expenditures in excess of $25 million in the aggregate, except, for the avoidance of doubt, for (1) expenditures contemplated by the Partnership 2024 Planned CapEx or (2) expenditures made in response to any Emergency;

(H) shall not, and shall not permit any of the Partnership Subsidiaries to, sell, lease, sublease, license, sublicense, transfer, exchange, abandon, waive, relinquish, assign or swap, or otherwise dispose of any properties or non-cash assets, including the Partnership Owned Real Property, with a value in excess of $25 million in the aggregate, to any third party except for (1) sales, transfers and dispositions of obsolete or worthless equipment, (2) sales, transfers and dispositions of inventory, commodities and produced hydrocarbons, crude oil and refined products in the ordinary course of business, (3) sales, leases, transfers or other dispositions made in connection with any transaction among the Partnership and its wholly owned Subsidiaries or among the Partnership’s wholly owned Subsidiaries, (4) immaterial asset swaps or (5) pursuant to the Partnership Receivables Financing Agreement as in effect as of entry into this Agreement (or as amended in accordance with the terms of this Agreement);

(I) except as required by any Partnership Benefit Plan as in effect on the date of this Agreement, shall not, and shall not permit any of its Subsidiaries to, (1) increase the compensation or other benefits payable or provided to any directors, officers, or Partnership Employees or other individual service providers of the Partnership or any of the Partnership Subsidiaries, other than any new entitlement provided to a new employee who is permitted to be hired hereunder (and provided, however, that such newly hired employee’s compensation and other terms and conditions of employment, excluding any equity or equity-based compensation, are substantially comparable to those provided to similarly situated employees of the Partnership and the Partnership Subsidiaries (subject to the same exclusion), and provided further that the Partnership or any of its affiliates may not enter into any employment, severance, change in control, retention or similar agreement or arrangement with such newly hired employee), (2) enter into, adopt, terminate or amend any employment, change of control, severance or retention agreement, non-competition or similar agreement or arrangement with any director, officer, Partnership Employee, independent contractor or other individual service provider of the Partnership or any of the Partnership Subsidiaries, (3) establish, adopt, enter into, terminate or materially amend any Partnership Benefit Plan, except for annual renewals of group welfare plans in the ordinary course of business that would not result in additional or increased benefits, (4) enter into, terminate or amend any Labor Agreement or recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any Partnership Employees, (5) hire or terminate (other than for cause) the employment or engagement of any Partnership Employee who is at the level of vice president or above, (6) grant, announce or authorize the grant of any Partnership LTI Awards or any other equity-based awards under any Partnership LTIP, (7) enter into or make any loans or advances to any of its officers, directors, employees, agents, or consultants (other than loans or advances for travel or reasonable business expenses or such loans or advances otherwise made in the ordinary course of business), (8) implement any employee layoffs, plant closings, or reductions in force, that trigger obligations under the WARN Act, or (9) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or Partnership Employee or service provider;

(J) shall not, and shall not permit any of the Partnership Subsidiaries to, make any broad-based written or broad-based oral communications to Partnership Employees or individual independent service providers of the Partnership or any of the Partnership Subsidiaries pertaining to compensation or benefits matters related to or contemplated by this Agreement without prior discussion between Partnership and Parent to confirm the information contained in such communications is consistent with, and reflective of, the terms and conditions of this Agreement;

(K) shall not, and shall not permit any of the Partnership Subsidiaries to, change in any material respect financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP or, for the avoidance of doubt, applicable Law;

(L) shall not, and shall not permit any of the Partnership Subsidiaries to, incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness, except for (1) any revolving credit borrowings or similar extensions of credit under the Partnership Credit Agreement incurred in the ordinary course of business, (2) any indebtedness among the Partnership and wholly owned Partnership Subsidiaries or among the Partnership’s wholly owned Subsidiaries, (3) for the avoidance of doubt, any indebtedness incurred in response to any Emergency, or (4) any guarantees of any of the indebtedness described in any of the foregoing clauses (1)-(3); provided, that, in no event shall any such borrowing, extension of credit or other financial accommodation made after the date hereof amend, restate or modify in a manner that is, in the good faith determination of the Partnership in consultation with Parent, materially adverse to the Partnership and the Partnership Subsidiaries any terms of or any contract with respect to any outstanding indebtedness (when taken as a whole);

(M) shall not, and shall not permit any of the Partnership Subsidiaries, to prepay, redeem, repurchase, defease, cancel or otherwise acquire any indebtedness or guarantees thereof of the Partnership or any Partnership Subsidiary, other than (1) for transactions between the Partnership and the Partnership Subsidiaries or among the Partnership’s Subsidiaries, at stated maturity, (2) prepayment and repayment of revolving loans in the ordinary course of business and (3) any required amortization payments and mandatory prepayments, in each case in accordance with the terms of the instrument governing such indebtedness as in effect on the date hereof; and

(N) other than in the ordinary course of business or in connection with any activity expressly permitted by an exception set forth in this Section 5.1(b), shall not, and shall not permit any of the Partnership Subsidiaries to, (1) enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any Partnership Material Contract or any contract that would be a Partnership Material Contract if in effect as of the date hereof; or (2) amend, terminate, or intentionally waive any material right under, any Partnership Material Contract or any contract that would be a Partnership Material Contract if in effect as of the date hereof (provided, that for all purposes of this clause (N), clause (iii) of Partnership Material Contract shall only include the material contracts with the Top Partnership Pipeline/Storage Customers);

(O) shall not, and shall not permit any of the Partnership Subsidiaries to enter into any transaction that would be required to be reported by the Partnership pursuant to Item 404 of Regulation S-K;

(P) shall not, and shall not permit any of the Partnership Subsidiaries to, waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that do not exceed $10 million in the aggregate (excluding amounts covered by insurance);

(Q) shall not and shall not permit any of the Partnership Subsidiaries to, (1) change its fiscal year or any material method of Tax accounting, (2) make (except in the ordinary course of business), change or revoke any material Tax election, (3) enter into any closing agreement with respect to, or otherwise settle or compromise, any material claim or liability for Taxes, (4) file any material amended Tax Return or (5) surrender a claim for a material refund of Taxes;

(R) shall not and shall not permit any of the Partnership Subsidiaries to, (1) take any action or fail to take any reasonable action if such action or failure to take such action would reasonably be expected to cause the Partnership or any material Partnership Subsidiary to be treated, for U.S. federal income tax purposes, as a corporation and (2) engage in any activity or conduct business in a manner that would cause less than 90% of the gross income of the Partnership for any calendar quarter since its formation and prior to the Effective Time to be treated as “qualifying income” within the meaning of Section 7704(d) of the Code;

(S) amend any of the Partnership Financial Advisor Agreements in a manner that would result in the total fees owed thereunder by the Partnership being increased (other than, for the avoidance of doubt, any consent for the counterparty thereto to incur fees and expenses above the cap on fees and expenses set forth therein); and

(T) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to the foregoing clauses of this Section 5.1(b).

Section 5.2 Conduct of Business by Parent.

(a) From and after the entry into this Agreement until the earlier of the Effective Time and the Termination Date, and except (i) as may be required by applicable Law, (ii) as may be consented to in writing by the Partnership (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as may be contemplated or required by this Agreement, (iv) to the extent action is reasonably taken (or reasonably omitted) in response to an Emergency, (v) to the extent action is reasonably taken (or reasonably omitted) in response to changes or developments resulting from material changes in commodity prices, or (vi) as contemplated by the Parent’s 2024 capital growth program, as set forth on Section 5.2(a) of the Parent Disclosure Schedule (the “Parent 2024 Planned CapEx”) or as set forth in Section 5.2(a) of the Parent Disclosure Schedule, Parent shall, and shall cause its Subsidiaries to, use their reasonable best efforts to conduct their businesses in the ordinary course in all material respects and preserve substantially intact their present lines of business, maintain their rights, franchises and Parent Permits and preserve their relationships with significant customers and suppliers, in each case, in all material respects; provided, however, that no action with respect to matters specifically addressed by any provision of Section 5.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) Parent agrees with the Partnership, on behalf of itself and its Subsidiaries, that from the entry into this Agreement and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law, (ii) as may be consented to in writing by the Partnership (which consent, other than with respect to clause (A) (Organizational Documents), (B) (Equity Issuances, etc.) and (L) (Related Party Transactions) below, shall not be unreasonably withheld, conditioned or delayed), (iii) as may be contemplated or required by this Agreement, (iv) other than with respect to clause (A) (Organizational Documents), (B) (Equity Issuances, etc.) and (L) (Related Party Transactions) below, to the extent action is reasonably taken (or reasonably omitted) in response to an Emergency, (v) other than with respect to clause (A) (Organizational Documents), (B) (Equity Issuances, etc.) and (L) (Related Party Transactions) below, to the extent action is reasonably taken (or reasonably omitted) in response to changes or developments resulting from material changes in commodity prices, (vi) as contemplated by the Parent 2024 Planned CapEx or (vii) as set forth in Section 5.2(b) of the Parent Disclosure Schedule, Parent and the Parent GP:

(A) shall not adopt any amendments to the Parent Organizational Documents;

(B) shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of, encumber, split, combine or reclassify any of their equity interests or other ownership interests or any securities convertible into or exchangeable for any such equity interests or ownership interests or any rights, warrants or options to acquire any such equity interests or ownership interests or convertible or exchangeable securities, except for (1) issuances of Parent Common Units in respect of any settlement of any of the Parent Equity awards outstanding on the date hereof in accordance with their current terms or granted on or after the date hereof, in each case, in accordance with the terms of the applicable Parent Equity Plans and any related award agreements and (2) any such transaction with a Subsidiary of Parent which remain a Subsidiary of Parent after consummation of such transaction;

(C) shall not, and shall not permit any of its Subsidiaries that is not wholly owned by Parent or wholly owned Subsidiaries of any such Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding partnership interests, limited liability company interests, incentive distribution rights or other equity securities (whether in cash, assets, partnership units, stock or other securities of Parent or its Subsidiaries), except for (1) dividends or distributions by any Subsidiaries only to Parent or any Subsidiary of Parent in the ordinary course of business, (2) dividends or distributions required under the applicable organizational documents, or under any equity-based incentive plan and any related award agreements entered into thereunder, of such entity in effect as of the entry into this Agreement, and (3) regular quarterly cash distributions in the ordinary course in accordance with the requirements set forth in the Parent Organizational Documents in effect as of the date hereof with respect to the Parent Common Units, Parent Class C Units and Parent Incentive Distribution Rights with customary record and payment dates;

(D) shall not, and shall not permit any of its material Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, and other than any restructuring or reorganization solely among Parent and its Subsidiaries or among Parent’s Subsidiaries;

(E) shall not, and shall not permit any of the Parent Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any equity interests of any of them or any rights, warrants or options to acquire any such equity interests, except for transactions among Parent and the Parent Subsidiaries or among the Parent Subsidiaries;

(F) shall not and shall not permit any of its Subsidiaries to, (1) change its fiscal year or any material method of Tax accounting, (2) make (except in the ordinary course of business), change or revoke any material Tax election, (3) enter into any closing agreement with respect to, or otherwise settle or compromise, any material claim or liability for Taxes, (4) file any material amended Tax Return or (5) surrender a claim for a material refund of Taxes;

(G) shall not and shall not permit any of its Subsidiaries to, (1) take any action or fail to take any reasonable action if such action or failure to take such action would reasonably be expected to cause Parent or any of its material Subsidiaries to be treated, for U.S. federal income tax purposes, as a corporation and (2) engage in any activity or conduct its business in a manner that would cause less than 90% of the gross income of Parent for any calendar quarter since its formation and prior to the Effective Time to be treated as “qualifying income” within the meaning of Section 7704(d) of the Code;

(H) shall not, and shall not permit any of its Subsidiaries to acquire, or enter into any agreement to acquire, or enter into any joint venture arrangements with respect to, any other person, assets or business, except for (1) any acquisition that (x) is for solely cash consideration, would not reasonably be expected to result in any downgrade in the credit rating of

Parent (or the combined company following the Effective Time) and (y) would not reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger and (2) acquisitions pursuant to contracts in effect as of the date hereof set forth on Section 5.2(b)(H) of the Parent Disclosure Schedule (provided, that any amendment to any such contracts that would reasonably be expected to result in the exception in the preceding clause (1) to not apply shall require the prior written consent of the Partnership (which consent shall not be unreasonably withheld, conditioned or delayed));

(I) shall not, and shall not permit any of the Parent Subsidiaries to, sell, lease, sublease, license, sublicense, transfer, exchange, abandon, waive, relinquish, assign or swap, or otherwise dispose of any properties or non-cash assets, including the Parent Owned Real Property, with a value in excess of $75 million in the aggregate, to any third party except for (1) sales, transfers and dispositions of obsolete or worthless equipment, (2) sales, transfers and dispositions of inventory, commodities and produced hydrocarbons, crude oil and refined products in the ordinary course of business, (3) sales, leases, transfers or other dispositions made in connection with any transaction among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries, (4) immaterial asset swaps and (5) such transactions pursuant to contracts in effect as of the date hereof set forth on Section 5.2(b)(I) of the Parent Disclosure Schedule (provided, that Parent shall use its reasonable best efforts to provide the Partnership with prior notice of any material amendment to any such contracts);

(J) shall not, and shall not permit any of the Parent Subsidiaries to, change in any material respect financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP or, for the avoidance of doubt, applicable Law;

(K) shall not, and shall not permit any of the Parent Subsidiaries to, incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness for borrowed money, except for (1) any indebtedness for borrowed money primarily in connection with the transactions contemplated by this Agreement or that would not reasonably be expected to result in a downgrade of the issuer credit rating of Parent (or the combined company following the Effective Time), (2) any revolving credit borrowings or similar extensions of credit under the Parent Credit Agreement incurred in the ordinary course of business, (3) any indebtedness among the Parent and wholly owned Parent Subsidiaries or among Parent’s wholly owned Subsidiaries, (4) for the avoidance of doubt, any indebtedness incurred in response to any Emergency, or (5) any guarantees of any of the indebtedness described in any of the foregoing clauses (1)-(4);

(L) shall not, and shall not permit any of the Parent Subsidiaries to, enter into any transaction (1) that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K or (2) with ET or any of its affiliates (other than the Parent Subsidiaries), in the case of clause (2), to the extent it would reasonably be expected to be materially adverse to the Partnership and the Partnership Subsidiaries, taken as a whole, or its unitholders; and

(M) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to the foregoing clauses of this Section 5.2(b).

Section 5.3 Mutual Access.

(a) For purposes of transition and integration planning and the consummation of the transactions contemplated hereby, each of the Partnership and Parent shall afford the other party and (i) the officers and employees and (ii) the accountants, consultants, legal counsel, financial advisors and agents and other representatives acting on their behalf (such persons described in this clause (ii), collectively, “Representatives”) of such other party reasonable access during normal business hours and upon reasonable advance notice, throughout the period from the entry into this Agreement through the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries’ facilities and properties, contracts, commitments, books and records of the Partnership and the Partnership Subsidiaries, as Parent may reasonably request, and of Parent and its respective Subsidiaries, as the Partnership may reasonably request, as the case may be (including information necessary to prepare the Proxy Statement/Prospectus and Form S-4), in each case, so long as such access does not interfere with the business of the party providing access. Notwithstanding the foregoing, no person shall be required to afford such access to the extent it would (x) violate any applicable Laws or the terms of any confidentiality restrictions under any contracts, as the case may be; or (y) jeopardize any attorney-client or other legal privilege; provided, however, that if providing such access would, in the reasonable judgment of the Partnership or Parent, as applicable, cause one or more of the effects described in clauses (x) and (y), such party, shall use, and shall cause its Subsidiaries to use, at the expense of the requesting party, reasonable best efforts to negotiate in good faith agreements or arrangements that permit affording such access without having any of such effects. Notwithstanding anything to the contrary contained in this Section 5.3(a), any document, correspondence or information or other access provided pursuant to this Section 5.3(a) may be redacted or otherwise limited to prevent disclosure of information concerning or relating to (A) the valuation of the Partnership, consideration or valuation of the Merger, (B) any Acquisition Proposal, Acquisition Transaction, Superior Proposal or Change of Recommendation, each subject to their respective obligations under Section 5.4 or (C) any other similarly confidential information, or any competitively sensitive information. All access pursuant to this Section 5.3(a) shall be (1) coordinated through the General Counsel of the party being asked to provide access or a designee thereof and (2) subject to the party providing access’s reasonable security measures. Neither the Partnership nor Parent, nor any of their respective officers, employees, affiliates or Representatives, shall be permitted to perform any onsite procedures (including an onsite study or any environmental site assessment or invasive or subsurface testing, sampling, monitoring or analysis) with respect to any property of the other party or any of the other party’s Subsidiaries without the other party’s prior written consent.

(b) The parties hereto hereby agree that all information provided to them or their respective officers, directors, employees or Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be governed in accordance with the confidentiality agreement, dated as of November 10, 2023, between the Partnership and Parent (the “Confidentiality Agreement”).

Section 5.4 Partnership Non-Solicitation; Acquisition Proposals; Change in Recommendation.

(a) Subject to the terms of this Section 5.4, immediately following the execution and delivery of this Agreement, each of the Partnership, Partnership GP and Partnership Managing GP shall, and shall cause its respective directors, officers and Subsidiaries and their respective directors and officers to, and shall instruct their respective other Representatives to, promptly cease and cause to be terminated any solicitation, discussions or negotiations with any Third Party or its Representatives with respect to any Acquisition Proposal or any other proposal, inquiry or offer that constitutes, or would reasonably be expected to lead to, result in or constitute an Acquisition Proposal and terminate all physical and electronic data room access previously granted to any such Third Party or its Representatives, cease providing any further non-public information of the Partnership and the Partnership Subsidiaries to any such Third Party or its Representatives and request the return or destruction of any copies of, studies based upon or any extracts or summaries from, any non-public information of the Partnership and the Partnership Subsidiaries in such person’s possession or control, in each case, in connection with any Acquisition Proposal or any other proposal, inquiry or offer that constitutes, or would reasonably be expected to lead to, result in or constitute an Acquisition Proposal. Subject to the terms of Section 5.4(b), from the entry into this Agreement and prior to the earlier of the Effective Time and the Termination Date, each of the Partnership, Partnership GP and Partnership Managing GP shall not, and shall cause its respective directors, officers and Subsidiaries and their respective directors and officers not to, and shall instruct their respective other Representatives not to, directly or indirectly:

(i) solicit, initiate, propose, knowingly facilitate or knowingly encourage any Acquisition Proposals or any proposal, inquiry or offer that would reasonably be expected to lead to, result in or constitute an Acquisition Proposal;

(ii) furnish to any Third Party or its Representatives any non-public information relating to the Partnership or the Partnership Subsidiaries or afford to such person access to the business, properties, assets, books, records or other non-public information, or to the personnel, of the Partnership or the Partnership Subsidiaries, in any case, in connection with an Acquisition Proposal or any other proposal, inquiry or offer that constitutes, or would reasonably be expected to lead to, result in or constitute an Acquisition Proposal;

(iii) enter into, participate in or otherwise engage in any discussions or negotiations with any Third Party or its Representatives with respect to any Acquisition Proposal or any other proposal, inquiry or offer that constitutes, or would reasonably be expected to lead to, result in or constitute an Acquisition Proposal (it being understood that notifying any person of the existence of this Section 5.4 shall not be a breach of this Section 5.4);

(iv) adopt, approve, endorse or recommend any Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to, result in or constitute an Acquisition Proposal; and

(v) except for an Acceptable Confidentiality Agreement, enter into any agreement in principle, letter of intent or other contract in respect of an Acquisition Proposal or Acquisition Transaction with a Third Party.

(vi) From the entry into this Agreement and prior to the earlier of the Effective Time and the Termination Date, the Partnership, Partnership GP and Partnership Managing GP will be required to enforce, and will not be permitted to waive, terminate or modify, any provision of any standstill, confidentiality or similar agreement that prohibits or purports to prohibit an Acquisition Proposal or any other proposal, inquiry or offer that constitutes, or would reasonably be expected to lead to, result in or constitute an Acquisition Proposal being made to the Partnership Managing GP Board (or any committee thereof), unless (x) the Partnership Managing GP Board has determined in good faith, after consultation with its financial advisor and outside counsel, that such Third Party could reasonably be expected to make a Superior Proposal and (y) if such determination in clause (x) is made, the Partnership provides immediate written notice to Parent of the taking of such action.

(b) Notwithstanding anything set forth in Section 5.4(a) to the contrary, at any time from the entry into this Agreement through the receipt of the Partnership Unitholder Approval, neither this Section 5.4 nor any other provision of this Agreement shall prohibit the Partnership, Partnership GP or Partnership Managing GP from (x) furnishing any information regarding, or affording any person access to the business, properties, assets, books or records of the Partnership or any Partnership Subsidiary to, or (y) engaging in discussions and negotiations with any person in response to an unsolicited, bona fide, written Acquisition Proposal with respect to the Partnership that is submitted to the Partnership by such person after the entry into this Agreement if:

(i) none of the Partnership, Partnership GP or Partnership Managing GP shall have Willfully Breached any of the provisions set forth in this Section 5.4 (it being understood that, for purposes of this clause, any action by the Partnership Subsidiaries or by a Representative of the Partnership or the Partnership Subsidiaries that, if taken by Partnership, Partnership GP or the Partnership Managing GP would constitute a Willful Breach of this Section 5.4 shall constitute a Willful Breach by the Partnership, Partnership GP and Partnership Managing GP) which Willful Breach was a material contributing factor to the making of the applicable Acquisition Proposal;

(ii) the Partnership Managing GP Board concludes in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes, or would reasonably be expected to lead to or result in, a Superior Proposal (provided, that nothing in this Section 5.4 shall prevent the Partnership or its Representatives from clarifying the terms of any Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to, result in or constitute an Acquisition Proposal, in the case of the preceding clause (y), in order to determine whether the condition set forth in this clause (ii) is satisfied);

(iii) in the case of the preceding clause (x), the Partnership receives from such Person an executed Acceptable Confidentiality Agreement; and

(iv) at least the later of one (1) business day and forty-eight (48) hours prior to furnishing any nonpublic information or public access to, or entering into discussions or negotiations with, such person, the Partnership gives Parent written notice of the identity of such person and of the Partnership’s intention to furnish nonpublic information or access to, or enter into discussions with, such person; and

(v) in the case of the preceding clause (x), substantially concurrently with the furnishing of any nonpublic information to such person, the Partnership furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously made available by the Partnership to Parent).

(c) The Partnership shall, from the entry into this Agreement and prior to the earlier of the Effective Time and the Termination Date:

(i) promptly (and in any event within one (1) business day after receipt by the Partnership of an Acquisition Proposal) notify Parent of any Acquisition Proposal received by the Partnership, Partnership GP, Partnership Managing GP, any other Partnership Subsidiary or, to the knowledge of the Partnership, their respective Representatives, which notice shall be provided in writing, and which shall identify the material terms and conditions thereof (and, thereafter, any material change to the terms thereof) and the Third Party making such Acquisition Proposal;

(ii) keep Parent reasonably informed on a reasonably current basis of the status and any material developments (including all material amendments or material proposed amendments, whether or not in writing) regarding any Acquisition Proposal or any material change to the terms of any such Acquisition Proposal; and

(iii) promptly (and in any event within one (1) business day after receipt by the Partnership, Partnership GP, Partnership Managing GP, any other Partnership Subsidiary or, to the knowledge of the Partnership, their respective Representatives on their behalf) provide Parent with copies of all proposed contracts or proposed letters or other material written agreements relating to any Acquisition Proposal.

(d) Except as permitted by Section 5.4(e), from the entry into this Agreement and prior to the earlier of the Effective Time and the Termination Date, neither the Partnership Managing GP Board nor any committee thereof shall: (i) withdraw, qualify, amend or modify (or publicly propose to fail to make, withdraw, qualify, amend or modify) in a manner adverse to Parent, the Partnership Recommendation; (ii) adopt, approve, endorse or recommend (or propose publicly to adopt, endorse, approve or recommend) any Acquisition Proposal, or cause or permit the Partnership or any Partnership Subsidiary to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or similar document or contract constituting or relating directly or indirectly to, or that contemplates or is intended or would reasonably be expected to result directly or indirectly in, an Acquisition Transaction (other than an Acceptable Confidentiality Agreement referred to in Section 5.4(b) in accordance with the terms of such Section 5.4(b)); (iii) fail to include the Partnership Recommendation in the Proxy Statement/Prospectus; (iv) submit to the holders of Partnership Common Units for approval or adoption any Acquisition Proposal or contract relating to an Acquisition Proposal or Acquisition Transaction; or (v) publicly make any recommendation in connection with a tender offer or exchange offer by a Third Party constituting an Acquisition Proposal other than a recommendation against such offer (for the avoidance of doubt, other than taking and disclosing to its unitholders a position contemplated by Rule 14d-9 and Rule 14e-2 or Item 1012(a) of Regulation M-A under the Exchange Act or making any “stop-look-and-listen” communication or similar communication of the type contemplated pursuant to Rule 14d-9 under the Exchange Act) (any of the foregoing in clauses (i) through (vi), a “Change of Recommendation”).

(e) Notwithstanding anything contained in this Agreement to the contrary, at any time prior to obtaining the Partnership Unitholder Approval, the Partnership Managing GP Board may effect a Change of Recommendation and/or in the case of clause (i) below, cause this Agreement to be terminated pursuant to Section 7.1(h) and enter into an agreement with a Third Party providing for such Acquisition Proposal:

(i) in response to an Acquisition Proposal, only if: (A) none of the Partnership, Partnership GP or the Partnership Managing GP shall have Willfully Breached any of the provisions set forth in this Section 5.4 (it being understood that, for purposes of this clause, any action by the Partnership Subsidiaries or by a Representative of the Partnership or the Partnership Subsidiaries that, if taken by Partnership, Partnership GP or the Partnership Managing GP would constitute a Willful Breach of this Section 5.4 shall constitute a Willful Breach by the Partnership, Partnership GP and Partnership Managing GP) which Willful Breach was a material contributing factor to the making of the applicable Acquisition Proposal; (B) the Partnership Managing GP Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal; (C) following such determination, the Partnership provides to Parent written notice (“Notice of Change”) to the effect that the Partnership Managing GP Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal and advising Parent that the Partnership Managing GP Board proposes to effect a Change of Recommendation absent any change to the terms and conditions of this Agreement; (D) during the period from the time the Notice of Change is provided until 5:00 p.m., Central time, on the third business day immediately following the day on which the Partnership delivered the Notice of Change (such period, the “Notice of Change Period”) (it being understood and agreed that each material revision, amendment, update or supplement to the terms and conditions of such Superior Proposal, including any revision in price of financing, in each case during such three (3) business day period shall require a new written notice by the Partnership to Parent of any such material revision, amendment, update or supplement to the terms and conditions of such Superior Proposal, and such three (3) business day period shall be extended until the second (2nd) business day from the date of receipt of such additional notice by Parent), if requested by Parent, the Partnership and its Representatives use reasonable best efforts to engage in good faith negotiations with Parent and its Representatives, the intent and purpose of which is to amend this Agreement in such a manner that obviates the need for such Change of Recommendation or termination of this Agreement; and (E) at the end of such Notice of Change Period, such Acquisition Proposal has not been withdrawn, and the Partnership Managing GP Board reaffirms in good faith after consultation with its financial advisor and outside legal counsel that such Acquisition Proposal continues to constitute a Superior Proposal (taking into account any changes to the terms of this Agreement proposed by Parent as a result of the negotiations required by clause (D) or otherwise); or

(ii) in response to an Intervening Event, only if: (A) the Partnership Managing GP Board determines in good faith, after consultation with its financial advisor and outside legal counsel, to effect a Change of Recommendation absent any revision to the terms and conditions of this Agreement; (B) following such meeting, the Partnership provides to Parent written notice (a “Notice of Intervening Event”) to the effect that the Partnership Managing GP Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, that the Partnership Managing GP Board proposes to effect a Change of Recommendation absent any revision to the terms and conditions of this Agreement; (C) during the period from the time the Notice of Intervening Event is provided until 5:00 p.m., Central time, on the third business day immediately following the day on which the Partnership delivered the Notice of Intervening Event (such period, the “Notice of Intervening Event Period”) (it being understood and agreed that each material development with respect to an Intervening Event during such three (3) business day period shall require a new written notice by the Partnership to Parent of any such material development, and such three (3) business day period shall be extended until the second (2nd) business day from the date of receipt of such additional notice by Parent), if requested by Parent, the Partnership and its Representatives have engaged in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need for such Change of Recommendation; (D) the Partnership Managing GP Board has considered in good faith any revisions to the terms of this this Agreement proposed by Parent as a result of the negotiations contemplated by clause (C) or otherwise and (E) the Partnership Managing GP Board determines in good faith (taking into account any changes to the terms of this Agreement proposed by Parent as a result of the negotiations contemplated by clause (C) or otherwise), after consultation with its financial advisor and outside legal counsel, that the failure to make such a Change of Recommendation in response to such Intervening Event would be inconsistent with the directors’ duties under applicable Law and the Existing Partnership Agreement.

(f) Nothing in this Agreement shall prevent the Partnership Managing GP Board from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2 or Item 1012(a) of Regulation M-A under the Exchange Act or (ii) making any “stop-look-and-listen” communication or similar communication of the type contemplated pursuant to Rule 14d-9 under the Exchange Act; provided, however, that any such disclosure or communication in each of clause (i) or (ii) shall not by themselves constitute or be deemed to be a Change of Recommendation.

(g) As used in this Agreement:

(i) “Acceptable Confidentiality Agreement” means a confidentiality agreement to which the Partnership is a party, the material provisions of which, as they relate to confidentiality, are no less favorable in the aggregate to the Partnership than those contained in the Confidentiality Agreement; provided, however, that such confidentiality agreement shall not restrict compliance by the Partnership with the terms of this Section 5.4. For the avoidance of doubt, a joinder to an Acceptable Confidentiality Agreement pursuant to which a Third Party agrees to be bound by the confidentiality and use provisions of an Acceptable Confidentiality Agreement shall be an Acceptable Confidentiality Agreement;

(ii) “Acquisition Proposal” means any bona fide offer or proposal, whether or not in writing, or any bona fide written indication of interest, received from or made public by a Third Party contemplating any Acquisition Transaction;

(iii) “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) (A) pursuant to which a Third Party, directly or indirectly, acquires (whether in a single transaction or a series of related transactions, and whether through merger, tender offer, exchange offer, business combination, consolidation or otherwise) assets of the Partnership and the Partnership Subsidiaries equal to 20% or more of the Partnership’s consolidated assets (based on their fair market value thereof) or to which 20% or more of the Partnership’s net revenues or earnings on a consolidated basis are attributable, (B) pursuant to which a Third Party (or its equityholders), directly or indirectly, acquires (whether in a single transaction or a series of related transactions, and whether through merger, tender offer, exchange offer, business combination, consolidation or otherwise) beneficial ownership (within the meaning of Section 13 under the Exchange Act) of 20% or more of any class of equity securities of the Partnership entitled to vote, (C) in which the Partnership or any of the Partnership Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such person, in either case, to a Third Party or (D) in which a Third Party, directly or indirectly, acquires beneficial ownership (within the meaning of Section 13 under the Exchange Act) of any of the equity securities of Partnership GP or Partnership Managing GP or in which the Partnership GP or Partnership Managing GP issues any securities (provided, for clarity, any ownership of securities of the Partnership or any of its equity holders shall not constitute beneficial ownership of any equity securities of Partnership GP or Partnership Managing GP);

(iv) “Intervening Event” means any material event, fact, circumstance, development or occurrence that is not known or reasonably foreseeable (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable), to or by the Partnership Managing GP Board as of the entry into this Agreement, which event, fact, circumstance, development, occurrence or material consequences becomes known to or by the Partnership Managing GP Board prior to obtaining the Partnership Unitholder Approval; provided, however, that such event, fact, circumstance, development or occurrence shall not constitute an Intervening Event if such event, fact, circumstance, development or occurrence results from or arises out of: (A) any changes in the unit price or trading volume of the Partnership Units or Parent Common Units or in the credit rating of Parent or the Partnership or any their respective Subsidiaries (provided, however, that the exception in this clause (A) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in an Intervening Event), (B) any Acquisition Proposal or (C) any Superior Proposal;

(v) “Superior Proposal” means a written Acquisition Proposal (with references in the definition of Acquisition Transaction contained in the definition of Acquisition Proposal to “20%” being deemed to be replaced with references to “50%”) that the Partnership Managing GP Board, or any committee thereof, determines, in good faith, after consultation with its outside legal counsel and its financial advisor, is (A) if accepted, reasonably likely to be consummated (or, alternatively, at least as likely as the Merger to be consummated), and (B) more favorable, from a financial point of view, to the holders of Partnership Common Units than the Merger and the transactions contemplated by this Agreement, after taking into account all factors that the Partnership Managing GP Board determined are relevant acting in a manner consistent with their duties under applicable Law and the Existing Partnership Agreement; and

(vi) “Third Party” means any person, including any “group” as defined in Section 13(d) of the Exchange Act, other than Parent or any of its affiliates or any “group” that includes Parent or any of its affiliates (it being understood and acknowledged, for the avoidance of doubt, ET and its affiliates shall not be a Third Party hereunder).

Section 5.5 Parent Non-Solicitation.

(a) Immediately following the execution and delivery of this Agreement, Parent and the Parent GP shall, and shall cause their respective directors, officers and Subsidiaries and their respective directors and officers to, and shall instruct their respective other Representatives to, promptly cease and cause to be terminated any solicitation, discussions or negotiations with any third party or its Representatives with respect to any Parent Acquisition Proposal or any other proposal, inquiry or offer that constitutes, or would reasonably be expected to lead to, result in or constitute a Parent Acquisition Proposal and terminate all physical and electronic data room access previously granted to any such third party or its Representatives, cease providing any further non-public information of the Parent GP, Parent and the Parent Subsidiaries to any such Third Party or its Representatives and request the return or destruction of any copies of, studies based upon or any extracts or summaries from, any non-public information of Parent and the Parent Subsidiaries in such person’s possession or control, in each case, in connection with any Parent Acquisition Proposal or any other proposal, inquiry or offer that constitutes, or would reasonably be expected to lead to, result in or constitute a Parent Acquisition Proposal. From the entry into this Agreement and prior to the earlier of the Effective Time and the Termination Date, each of the Parent GP and Parent shall not, and shall cause its respective directors, officers and Subsidiaries and their respective directors and officers not to, and shall instruct their respective other Representatives not to, directly or indirectly:

(i) solicit, initiate, propose, knowingly facilitate or knowingly encourage any Parent Acquisition Proposals or any proposal, inquiry or offer that would reasonably be expected to lead to, result in or constitute a Parent Acquisition Proposal;

(ii) furnish to any third party or its Representatives any non-public information relating to Parent, the Parent GP or the Parent Subsidiaries or afford to such person access to the business, properties, assets, books, records or other non-public information, or to the personnel, of Parent or the Parent Subsidiaries, in any case, in connection with a Parent Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to, result in or constitute a Parent Acquisition Proposal;

(iii) enter into, participate in or otherwise engage in any discussions or negotiations with any third party or its Representatives with respect to any Parent Acquisition Proposal or any other proposal, inquiry or offer that constitutes, or would reasonably be expected to lead to, result in or constitute a Parent Acquisition Proposal (it being understood that notifying any person of the existence of this Section 5.5 shall not be a breach of this Section 5.5);

(iv) adopt, approve, endorse or recommend any Parent Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to, result in or constitute a Parent Acquisition Proposal; and

(v) enter into any agreement in principle, letter of intent or other contract in respect of a Parent Acquisition Proposal or Parent Acquisition Transaction with a third party.

(b) From the entry into this Agreement and prior to the earlier of the Effective Time and the Termination Date, the Parent GP and Parent will be required to enforce, and will not be permitted to waive, terminate or modify, any provision of any standstill, confidentiality or similar agreement that prohibits or purports to prohibit any Parent Acquisition Proposal being made.

(c) The Parent GP and/or Parent shall (i) promptly (and in any event within one (1) business day after receipt thereof) notify the Partnership of any Parent Acquisition Proposal received by the Parent GP or Parent, any Parent Subsidiary or, to the knowledge of Parent, any of their respective Representatives, which notice shall be provided in writing, and which shall identify the material terms and conditions thereof (and, thereafter, any material change to the terms thereof) and the third party making such Parent Acquisition Proposal; and (ii) keep the Partnership reasonably informed on a reasonably current basis of the status and any material developments (including all material amendments or material proposed amendments, whether or not in writing) regarding any Parent Acquisition Proposal or any material change to the terms of any such Parent Acquisition Proposal.

(d) As used in this Agreement:

(i) “Parent Acquisition Proposal” means any bona fide offer or proposal, whether or not in writing, or any bona fide written indication of interest, received from or made public by a third party contemplating any Parent Acquisition Transaction; and

(ii) “Parent Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) (A) pursuant to which a third party, directly or indirectly, acquires (whether in a single transaction or a series of related transactions, and whether through merger, tender offer, exchange offer, business combination, consolidation or otherwise) assets of Parent and the Parent Subsidiaries equal to 25% or more of Parent’s consolidated assets (based on their fair market value thereof) or to which 25% or more of Parent’s net revenues or earnings on a consolidated basis are attributable, (B) pursuant to which a third party, directly or indirectly, acquires (whether in a single transaction or a series of related transactions, and whether through merger, tender offer, exchange offer, business combination, consolidation or otherwise) beneficial ownership (within the meaning of Section 13 under the Exchange Act) of 25% or more of any class of equity securities of Parent entitled to vote, (C) in which Parent or any of the Parent Subsidiaries issues securities representing more than 25% of the outstanding securities of any class of voting securities of such person, in either case, to a Third Party or (D) in which a third party, directly or indirectly, acquires beneficial ownership (within the meaning of Section 13 under the Exchange Act) of any of the equity securities of the Parent GP or in which the Parent GP issues any securities (provided, for clarity, any ownership of securities of Parent or any of its equity holders shall not constitute beneficial ownership of any equity securities of Parent GP).

Section 5.6 Filings; Partnership Unitholders’ Meeting.

(a) Promptly following the entry into this Agreement (but in no event later than 30 business days following the date hereof) Parent and the Partnership shall jointly prepare and file with the SEC the Form S-4, which will include the Proxy Statement/Prospectus. Subject to Section 5.4, the Partnership shall include the Partnership Recommendation in the Proxy Statement/Prospectus. Each of Parent and the Partnership shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective for so long as necessary to consummate the Merger and the transactions contemplated hereby. The Partnership will use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to the holders of Partnership Common Units as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action required to be taken under any applicable state securities laws in connection with the issuance and reservation of Parent Common Units in the Merger, and the Partnership shall furnish all information concerning the Partnership and the holders of Partnership Common Units and Partnership Preferred Units, or holders of a beneficial interest therein, as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 or the Proxy Statement/Prospectus will be made by Parent or the Partnership, as applicable, without providing the other party a reasonable opportunity to review and comment thereon.

(b) Parent or the Partnership, as applicable, will advise the other promptly after the receipt of any comments of the staff of the SEC with respect to the Form S-4 or the Proxy Statement/Prospectus and of any request by the staff of the SEC for any amendment or supplement thereto or for additional information, and shall promptly provide Parent or the Partnership, as applicable, with copies of all correspondence between Parent or the Partnership, as applicable, and the staff of the SEC with respect to the Form S-4 or the Proxy Statement/Prospectus (including a summary of any substantive oral conversations). Each of Parent and the Partnership shall use their reasonable best efforts to promptly provide responses to the SEC with respect to all comments of the SEC received on the Form S-4 or the Proxy Statement/Prospectus. Parent or the Partnership, as applicable, shall use its reasonable best efforts to have the comments of the SEC (if any) on the Form S-4 or the Proxy Statement/Prospect (and any supplement or amendment thereto) addressed to the satisfaction of the staff of the SEC as promptly as practicable.

(c) Parent or the Partnership, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Form S-4 has become effective under the Securities Act (the “SEC Clearance Date”), the issuance of any stop order, the suspension of the qualification of the Parent Common Units issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission.

(d) If at any time prior to the Effective Time any information relating to Parent or the Partnership, or any of their respective affiliates, officers or directors, is discovered by Parent or the Partnership which should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement/Prospectus, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the holders of Partnership Common Units.

(e) The Partnership, commencing upon the initial submission to the SEC of the Form S-4, shall, until it has established a record date, on a bi-weekly basis, instruct its Representatives to run a broker search for a deemed record date of 20 business days after the date of such search. The Partnership, Partnership GP and Partnership Managing GP shall use reasonable best efforts to (i) duly establish the earliest practicable record date for determining Partnership unitholders entitled to vote at the Partnership Unitholders’ Meeting in accordance with the Partnership Organizational Documents, (ii) promptly following the SEC Clearance Date, duly establish the earliest practicable date for a meeting of holders of Partnership Common Units to obtain the Partnership Unitholder Approval (the “Partnership Unitholders’ Meeting”) in accordance with the Partnership Organizational Documents, and in any event within 40 days after the date the definitive Proxy Statement/Prospectus is first mailed to Partnership unitholders (unless a later date is required by applicable Law or the Existing Partnership Agreement) and (iii) promptly following the SEC Clearance Date, subject to Section 5.4, solicit proxies to obtain the Partnership Unitholder Approval at the Partnership Unitholders’ Meeting; provided, however, that the Partnership may postpone or adjourn the Partnership Unitholders’ Meeting (A) in compliance with applicable Laws if (1) there are holders of an insufficient number of Partnership Common Units present or represented by proxy at the Partnership Unitholders’ Meeting to constitute a quorum at such meeting (in which case the Partnership shall, and shall cause its proxy solicitor to use reasonable best efforts to, solicit as promptly as practicable the presence, in person or by proxy of a quorum), but only until there are a sufficient number of Partnership Common present or represented by proxy at the Partnership Unitholders’ Meeting to obtain such a quorum, (2) on a date for which the Partnership Unitholders’ Meeting is scheduled, the Partnership has not received proxies representing a sufficient number of Partnership Common Units and Partnership Preferred Units to obtain the Partnership Unitholder Approval, in order to solicit additional proxies from holders of Partnership Common Units for the purposes of obtaining the Partnership Unitholder Approval, but only until there are a sufficient number of Partnership Common Units present or represented by proxy at the Partnership Unitholders’ Meeting to obtain the Partnership Unitholder Approval or (3) to the extent it could reasonably be expected to be necessary to ensure that any supplement or amendment to the Proxy Statement/Prospectus that is required by applicable Laws is disclosed to the holders of Partnership Common Units; provided, however, that with respect to postponement in the case of clauses (1) and (2), the Partnership GP shall not change the record date for the Partnership Unitholders’ Meeting without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); and (B) with Parent’s prior written consent. Notwithstanding the foregoing, in the event the Partnership postpones or adjourns the Partnership Unitholders’ Meeting pursuant to the foregoing sentence, the Partnership shall use its reasonable best efforts to reconvene and hold a Partnership Unitholders’ Meeting as promptly as reasonably practicable. Subject to Section 5.4, the Partnership shall use its reasonable best efforts to obtain the Partnership Unitholder Approval, including soliciting proxies therefor.

Section 5.7 Employee Matters.

(a) Following the Effective Time and until the first anniversary of the Closing Date (or, if earlier, the date of termination of employment of an applicable Current Employee), Parent shall, or shall cause one of its Subsidiaries to, provide the individuals who are employed by the Partnership or any of the Partnership Subsidiaries immediately before the Effective Time (the “Current Employees”) and who continue employment during such time period with (i) annual base salary or hourly wage rate (as applicable) that is no less favorable than the annual base salary or hourly wage rate (as applicable) provided to such Current Employees immediately prior to the Effective Time, (ii) a target annual cash incentive compensation opportunity (expressed as a percentage of base salary) and a target long-term incentive compensation opportunity (expressed as a percentage of base salary) that, together in the aggregate, are no less favorable than the target annual cash incentive compensation opportunity (expressed as a percentage of base salary) and target long-term incentive compensation opportunity (expressed as a percentage of base salary) that, together in the aggregate, were provided to such Current Employees immediately prior to the Effective Time, and (iii) employee benefits (excluding any defined benefit and supplemental pensions, retiree or post-termination health or welfare benefits, and retention or change in control payments or other special or one-time awards (collectively, the “Excluded Benefits”)) that are substantially comparable in the aggregate to the other compensation and employee benefits (subject to the same exclusions) provided to similarly situated employees of Parent and its Subsidiaries. In the event that, following the Effective Time and until the second anniversary of the Closing Date, a Current Employee experiences a severance-qualifying termination of employment as described on Section 5.7(a) of the Partnership Disclosure Schedule, such Current Employee shall be entitled to severance benefits pursuant to the formula set forth on Section 5.7(a) of the Partnership Disclosure Schedule, subject to such Current Employee’s execution of a customary release and waiver of claims (which shall not include any restrictive covenants); provided, however, that such Current Employee is not otherwise entitled to receive severance benefits under any employment, severance, change in control, retention or similar agreement or arrangement between such Current Employee and the Partnership or any of its affiliates. Parent shall honor and comply with, or cause its applicable Subsidiary to honor and comply with, the severance agreements set forth on Section 5.7(a) of the Partnership Disclosure Schedule.

(b) For purposes of vesting, eligibility to participate and determining levels of benefits (but not for any purposes under any plan or program providing for Excluded Benefits and, with respect to benefit accrual, solely to the extent that past service with Parent and its Subsidiaries is credited for similarly situated employees of Parent and its Subsidiaries) under the Benefit Plans of Parent and its Subsidiaries providing benefits (other than those providing Excluded Benefits) to Current Employees after the Effective Time (the “New Plans”), each Current Employee shall be credited with his or her years of service with the Partnership and the Partnership Subsidiaries and their respective predecessors before the Effective Time, to the same extent and for the same purpose as such Current Employee was entitled, before the Effective Time, to credit for such service under any similar Partnership Benefit Plan in which such Current Employee participated or was eligible to participate immediately prior to the Effective Time; provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits, compensation or coverage with respect to the same period of service; provided, further, that such service shall only be taken into account to the extent service with Parent and its Subsidiaries is credited for similarly situated employees under any New Plan. In addition, and without limiting the generality of the foregoing, for the plan year that includes the Closing Date, Parent shall, and shall cause its Subsidiaries (as applicable) to provide that (i) each Current Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Partnership Benefit Plan in which such Current Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), (ii) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Current Employee cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Current Employee and his or her covered dependents, unless and to the extent the individual, immediately prior to entry in the New Plans, was subject to the same such conditions under the comparable Old Plans, (iii) credit amounts paid under any Old Plan providing medical, dental, pharmaceutical or vision benefits under any corresponding New Plan for purposes of applying the corresponding deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the New Plan with respect to the plan year in which the Effective Time occurs and (iv) assume and honor all accrued, unused vacation and paid time off accrued by the Current Employees prior to the Effective Time.

(c) If requested by Parent not later than five (5) business days prior to the Effective Time, subject to the terms of any such Partnership Benefit Plan and applicable Law, the Partnership shall (i) terminate any Partnership Benefit Plan qualified under Section 401(a) of the Code and containing a Code Section 401(k) cash or deferred arrangement (a “Partnership 401(k) Plan”), (ii) fully vest each Current Employee in his or her account balance in such Partnership 401(k) Plan, and (iii) make or cause to be made to the Partnership 401(k) Plan all employer contributions that would have been made on behalf of the Current Employees had the transaction contemplated by this Agreement not occurred, regardless of any service or end-of-year employment requirements, but prorated for the portion of the plan year that ends on the Closing Date, in each case, effective at least one day prior to the Closing Date (the “ERISA Effective Date”). Prior to the ERISA Effective Date, the Partnership shall provide Parent with draft resolutions of the Partnership Managing GP Board or, as applicable, the Board of Directors of the applicable Partnership Subsidiaries authorizing such termination and amending any such Partnership 401(k) Plan commensurate with its termination to the extent necessary to comply with all applicable Laws for Parent’s review and comment (which comments shall be considered in good faith by the Partnership), and shall provide Parent with duly executed versions of such documentation no later than the ERISA Effective Date. If the Partnership 401(k) Plan is terminated pursuant to this Section 5.7(c), then as of immediately after the Effective Time, Parent shall permit all Current Employees who were eligible to participate in the Partnership 401(k) Plan as of immediately prior to the Effective Time to participate in a 401(k) plan maintained by Parent or an affiliate thereof, and Parent shall, or shall cause the applicable affiliate thereof to permit each such Current Employee to elect to transfer his or her account balance (including notes in respect of outstanding loans) when distributed from the terminated Partnership 401(k) Plan to Parent’s 401(k) plan.

(d) Nothing in this Section 5.7 shall be construed as the establishment of an amendment of, or undertaking to amend, any Benefit Plan or to prevent the amendment, modification or termination of any Benefit Plan or any other compensation or benefit plan, program, policy, agreement or arrangement. Nothing in this Section 5.7 shall limit the right of Parent, the Surviving Entity or any of their Subsidiaries to terminate the employment of any Partnership Employee at any time. Without limiting the generality of Section 8.13, the provisions of this Section 5.7 are solely for the benefit of the parties to this Agreement, and no current or former director, officer, employee, other service provider or independent contractor or any other person shall be a third-party beneficiary of this Agreement, and nothing herein shall be construed as an amendment, modification or termination to any Partnership Benefit Plan, each Benefit Plan sponsored, maintained, contributed to or required to be contributed to by Parent or any of its Subsidiaries, or under which Parent or any of its Subsidiaries has any material liability (contingent or current), or other compensation or benefit plan, program, policy, agreement or arrangement (including any New Plan) for any purpose.

Section 5.8 Regulatory Approvals; Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties shall use (and shall cause its controlled affiliates and use reasonable best efforts to cause its other affiliates to use) its reasonable best efforts to promptly take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Regulatory Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to: (i) obtain all necessary actions or nonactions, waivers, clearances, consents and approvals, including the Partnership Approvals and the Parent Approvals, from Governmental Authorities and make all necessary registrations, notifications and filings and take other steps as may be necessary to obtain an action or nonaction, waiver, clearance, expiration or termination of waiting period, consent or approval from, or to avoid an action or proceeding by, any Governmental Authority, in each case as promptly as practicable, (ii) obtain all necessary consents, approvals or waivers from third parties other than any Governmental Authority, in each case as promptly as reasonably practicable, and (iii) execute and deliver any additional instruments necessary to consummate the transactions contemplated by this Agreement.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, each of the parties, as applicable, shall (and, if applicable, shall cause its controlled affiliates and use reasonable best efforts to cause its other affiliates to) (i) as promptly as practicable (and in any event not more than ten business days) after the date hereof, make an appropriate filing under the HSR Act, (ii) make available to the other parties such information as the other parties may reasonably request in order to file any required notification under the HSR Act, (iii) keep the other parties apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other parties with copies of notices or other communications or correspondence with any third party or any Governmental Authority (or members of their respective staffs) with respect to such transactions; and (iv) permit counsel for the other parties a reasonable opportunity to review and provide comments on any proposed communication or submission to a Governmental Authority in connection with the transactions contemplated hereby thereon, and consider in good faith the views of the other parties in connection therewith; provided, however, that materials required to be provided pursuant to this Section 5.8(b) may be redacted (A) to remove references concerning valuation or consideration of the Merger or, in the case of the Partnership, any Acquisition Proposal, Acquisition Transaction, Superior Proposal or Change of Recommendation, (B) as necessary to comply with contractual arrangements, (C) as necessary to comply with applicable Law, and (D) as necessary to address reasonable privilege or confidentiality concerns; provided further, that a party may reasonably designate any competitively sensitive material provided to another party under this Section 5.8 as “Outside Counsel Only.”

(c) In furtherance and not in limitation of the foregoing, each of the parties shall (and shall cause its controlled affiliates and use reasonable best efforts to cause its other affiliates to) use their reasonable best efforts to satisfy the conditions to Closing identified in Section 6.1 of this Agreement, including (i) making an appropriate response to any request for information or documentary material (including any “second request” under the HSR Act) regarding the transactions contemplated by this Agreement from any relevant Governmental Authority and (ii) using reasonable best efforts to assist and cooperate in doing all things necessary, proper or advisable to consummate and make effective the transactions as soon as reasonably practicable, and in any event, prior to the End Date.

(d) If any claim, action or proceeding, including by any Governmental Authority or a private party, is instituted (or threatened) challenging or seeking to restrain, prohibit or place conditions on the consummation of the transactions contemplated by this Agreement, including the Merger, or the ownership or operation by Parent, the Partnership or any of their respective controlled affiliates of all or any portion of their respective businesses as presently conducted and as currently proposed to be conducted, each of the parties (and their Subsidiaries and controlled affiliates) shall defend or contest, including through litigation or other means, any objection to, or claims, actions or proceeding challenging, the consummation of the transactions contemplated by this Agreement, and to have vacated, lifted, reversed or overturned any Legal Restraint that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement, including the Merger.

(e) Without limiting Parent’s other obligations under this Section 5.8, Parent and Parent GP shall be entitled to direct the defense of this Agreement and the transactions contemplated hereby before any Governmental Authority and take the lead in the scheduling of, and strategic planning for, any meetings with, and the conducting of negotiations with, Governmental Authorities regarding (i) the expiration or termination of any applicable waiting period relating to the Merger under the HSR Act or (ii) obtaining any consent, approval, waiver, clearance, authorization or permission from a Governmental Authority; provided that Parent and Parent GP shall consider the input of the Partnership in good faith with respect to such defense, scheduling, strategic planning and conducting of negotiations; provided, further, that Parent or any of its affiliates shall not extend any waiting period under the HSR Act or under any other Regulatory Law or enter into any agreement with any Governmental Authority not to consummate or to delay consummation of the transactions contemplated by this Agreement without the prior written consent of the Partnership, which, in the case of the extending any such waiting period, shall not be unreasonably withheld. Each party hereto shall (and shall cause its controlled affiliates and use reasonable best efforts to cause its other affiliates to) (i) notify the other parties of any communication with respect to this Agreement and the transactions contemplated hereby received from any Governmental Authority, and, subject to applicable Law, permit the other parties to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed communication with respect to this Agreement and the transactions contemplated hereby to any Governmental Authority, (ii) promptly furnish the other parties with copies of all correspondence, filings, and written communications between it and its Representatives, on the one hand, and such Governmental Authority, on the other hand, with respect to this Agreement and the transactions contemplated hereby, (iii) not participate in any meeting, teleconference, videoconference, or discussion with any Governmental Authority in connection with the transactions contemplated by this Agreement unless it consults with the other parties in advance and, to the extent not prohibited by such Governmental Authority, gives the other parties the opportunity to attend and participate, and (iv) furnish the other parties with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their affiliates and their respective Representatives, on the one hand, and any Governmental Authority or members or their respective staffs, on the other hand, with respect to any competition or antitrust matters in connection with this Agreement.

(f) Notwithstanding anything to the contrary in this Agreement but subject to the remainder of this Section 5.8(f), each of Parent and Parent GP agrees, and shall cause their respective Subsidiaries and controlled affiliates, to take any and all steps necessary to (and each of the Partnership, Partnership GP and Partnership Managing GP agrees, and shall cause the other Partnership Subsidiaries and their respective affiliates, as necessary, to cooperate with Parent to) eliminate each and every impediment under any Antitrust Law that is asserted by any Governmental Authority so as to enable the parties to consummate the Closing as promptly as reasonably practicable and, in any event, no later than the End Date, including by (i) selling, divesting, licensing, transferring or otherwise disposing of any businesses, assets, equity interest, product lines, or properties of the Partnership and the Partnership Subsidiaries and Parent and the Parent Subsidiaries, in an amount not to exceed a book value of $750 million (the “Threshold”) (it being understood that, so long as the Threshold is in effect, Parent and Parent GP shall have no obligation under this Section 5.8 or otherwise under this Agreement to sell divest, license, transfer or dispose of any businesses, assets, equity interest, product lines, or properties of the Partnership and the Partnership Subsidiaries and Parent and the Parent Subsidiaries, with an aggregate book value in excess of the Threshold), (ii) creating, terminating, modifying or amending any agreements, relationships, rights or obligations of the Partnership and the Partnership Subsidiaries and Parent and the Parent Subsidiaries, or (iii) taking (or agreeing to take) any other action that would limit the freedom of action with respect to the businesses, assets or properties of the Partnership and the Partnership Subsidiaries and Parent and the Parent Subsidiaries, except for any action described in clause (ii) or (iii) that would reasonably be expected to have a material adverse effect on Parent, the Partnership and their respective Subsidiaries, taken as a whole following the Closing; provided, however, that, without in any way limiting Parent or the Partnership (or their respective Subsidiaries’ and affiliates’) obligations under this Section 5.8, (x) none of the Partnership, Partnership GP or Partnership Managing GP shall cause the Partnership and other Partnership Subsidiaries to take or agree to take any of the actions described in the foregoing clauses (i), (ii) and (iii) without the prior written approval of Parent, (y) no party is required to take any of the actions described in the foregoing clauses (i), (ii) and (iii) with respect to the Partnership and the Partnership Subsidiaries or Parent and the Parent Subsidiaries that is not conditioned upon the Closing, and (z) to the extent that Parent or Parent GP or any of their subsidiaries or affiliates acquire, or enter into any agreement to acquire, or enter into any joint venture arrangements with respect to, any other person, assets or business (whether by merger, consolidation with or purchase of a substantial portion of the assets of or the equity in, or by any other manner) that would reasonably be expected to prevent, materially impede or materially delay the consummation of the

Merger to a date past the End Date (after giving effect to potential extensions thereof in accordance with this Agreement), the Threshold set forth in clause (i) above shall be of no further force or effect (provided, that this clause (z) shall not limit any remedy the Partnership may have for a breach of Section 5.26 with respect to any such transaction by the Parent GP, Parent or any of their respective Subsidiaries); and, further provided, however, that notwithstanding anything to the contrary in this Section 5.8(f) or elsewhere in this Agreement, Parent and Parent GP shall have no obligation to agree to or accept any requirement for any affiliate of Parent (other than Parent, Parent GP or any of their respective Subsidiaries) to provide prior notice to, or obtain approval from, any governmental agency, body, authority or entity with respect to a future acquisition transaction.

Section 5.9 Takeover Statutes. If any takeover law may become, or may purport to be, applicable to the Merger or any other transactions contemplated hereby, each of the Partnership Parent and Parent GP shall and shall cause their respective Subsidiaries and use reasonable best efforts to cause their respective other affiliates to grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 5.10 Public Announcements. Parent and the Partnership shall use reasonable best efforts to develop a joint communications plan and each party shall use reasonable best efforts to ensure that all press releases and other public statements with respect to the transactions contemplated hereby following the entry into this Agreement, which shall be consistent with such joint communications plan. Unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, each party shall consult with each other before issuing any press release or public statement with respect to the Merger and, subject to the requirements of applicable Law or the rules of any securities exchange, shall not issue any such press release or public statement without the prior written consent of Parent or the Partnership, as applicable. In the event any public disclosure is required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, the disclosing party will endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to Parent and/or the Partnership, as applicable, to review and comment upon such press release or other announcement or disclosure in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto. Notwithstanding anything in this Section 5.10 to the contrary, each party shall be permitted to issue press releases or make public announcements or disclosure (a) with respect to any Acquisition Proposal or Acquisition Transaction or a Change of Recommendation not in breach of Section 5.4(e) or any litigation between the parties relating to this Agreement, and (b) that is consistent with previous press releases, public disclosures or public statements made by any party in compliance with this Section 5.10.

Section 5.11 Indemnification and Insurance.

(a) For a period of six (6) years after the Effective Time, Parent shall cause the Surviving Entity and its Subsidiaries to indemnify and hold harmless, and provide advancement of expenses to, their respective current or former directors and officers and any person who becomes a director or officer of any of the Partnership or the Partnership Subsidiaries prior to the Effective Time (the “Indemnified Parties”) to the fullest extent that applicable Laws permit such Surviving Entity to indemnify its own directors and officers. In addition, for a period of six (6) years after the Effective Time, Parent shall cause to be maintained in effect (i) the provisions regarding elimination of liability, indemnification of officers, directors and employees and advancement of expenses in the Partnership Organizational Documents and the organizational documents of the Partnership Subsidiaries and (ii) any indemnification agreement of the Partnership, the Partnership GP or a Partnership Subsidiary with any Indemnified Party in existence as of the entry into this Agreement, except to the extent that such agreement provides for an earlier termination, in each case, that are in existence as of the entry into this Agreement, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other transactions contemplated by this Agreement).

(b) For a period of six (6) years following the Effective Time, the Surviving Entity shall cause to be maintained in effect the existing policy of the Partnership’s and/or the Partnership Managing GP’s directors’ and officers’ liability insurance (or a comparable replacement policy) (the “D&O Policy”) covering claims arising from facts or events that occurred at or prior to the Effective Time to the extent that such claims are of the type covered by the D&O Policy (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby to the extent that such acts or omissions are covered by the D&O Policy) and covering each Indemnified Party who is covered as of the Effective Time by the D&O Policy, in any case on terms with respect to coverage and amounts that are no less favorable in the aggregate than those terms in effect on the date hereof; provided, that in no event shall Parent or the Surviving Entity be required to expend in any one year an amount in excess of 300% of the larger of the current annual premium paid by the Partnership for such insurance (the larger such 300% amount, the “Maximum Annual Premium”); and provided further, that if the annual premium of such insurance coverage exceeds the Maximum Annual Premium, Parent and the Surviving Entity shall be obligated to obtain a policy with the greatest comparable coverage available for a cost not exceeding the Maximum Annual Premium. Notwithstanding anything to the contrary in this Agreement, in lieu of its obligations under the first sentence of this Section 5.11(b), Parent or the Partnership may purchase a six (6)-year “tail” prepaid policy on the D&O Policy on terms with respect to coverage and amounts no less favorable in the aggregate than the D&O Policy, and in the event that Parent or the Partnership purchases such a “tail” policy, Parent or the Surviving Entity, as applicable, shall maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other applicable obligations of the Surviving Entity under the first sentence of this Section 5.11(b) for so long as such “tail” policy shall be maintained in full force and effect (provided, that such obligations shall not be deemed satisfied if such “tail” policy is not in effect at least six (6) years from the Effective Time).

(c) The obligations under this Section 5.11 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any Indemnified Party (or any other person who is a beneficiary under the D&O Policy or the “tail” policy referred to in Section 5.11(b) and any of such person’s heirs and Representatives) without the prior written consent of such affected Indemnified Party or other person who is a beneficiary under the D&O Policy or the “tail”

policy referred to in Section 5.11(b) (and, after the death of any of the foregoing persons, such person’s heirs and Representatives). Each of the Indemnified Parties or other persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 5.11(b) (and, after the death of any of the foregoing persons, such person’s heirs and Representatives) are intended to be third party beneficiaries of this Section 5.11, with full rights of enforcement as if a party thereto. The rights of the Indemnified Parties (and other persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 5.11(b) (and their heirs and Representatives)) under this Section 5.11 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificate of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Partnership or any Partnership Subsidiaries, or applicable Laws (whether at law or in equity).

(d) In the event that the Surviving Entity or any of its Subsidiaries (or any of their respective successors or assigns) shall consolidate or merge with any other person and shall not be the continuing or surviving entity in such consolidation or merger, then in each case, to the extent necessary to protect the rights of the Indemnified Parties and other persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 5.11(b) (and their respective heirs and Representatives), proper provision shall be made so that the continuing or surviving corporation or Entity (or its successors or assigns, if applicable) shall assume the obligations set forth in this Section 5.11.

Section 5.12 Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Partnership, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of the Partnership and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.13 Section 16 Matters. Prior to the Effective Time, Parent, the Partnership, Partnership GP and Partnership Managing GP shall take all such steps as may be required to cause any dispositions of Partnership Units (including derivative securities with respect to Partnership Units) or acquisitions of Parent Units (including derivative securities with respect to Parent Units) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Partnership or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.14 Intended Tax Treatment.

(a) Parent and the Partnership each acknowledge and agree that, for U.S. federal and applicable state and local income tax purposes, (i) the Merger is intended to be treated as an exchange described in Section 721(a) of the Code pursuant to which the holders of Partnership Common Units contribute such Partnership Common Units to Parent in exchange for Parent Common Units pursuant to the Merger, (ii) neither the Partnership nor any partner of the Partnership is intended to recognize gain for U.S. federal income tax purposes in connection with the Merger (other than (x) gain resulting from (A) any decrease in a partner’s share of partnership liabilities (as determined pursuant to Section 752 of the Code and the Treasury Regulations

promulgated thereunder), (B) the receipt of cash in lieu of fractional Parent Common Units, (C) any distribution of cash or property by Parent (other than to the extent such distribution qualifies as an “operating cash flow distribution” within the meaning of Treasury Regulations Section 1.707-4(b)(2)), (D) any sale of Parent Units pursuant to Section 2.5 or (E) the Special Distribution, or (y) in the case of any non-U.S. holder of Partnership Common Units, gain subject to tax as a result of the application of Section 897, Section 1445 or 1446 of the Code and the Treasury Regulations thereunder), and (iii) the Special Distribution is intended to be treated as a payment of a distribution under Section 731 of the Code from the Partnership to holders of Partnership Common Units (clauses (i) through (iii), the “Intended Tax Treatment”). Except to the extent required to do so as a result of a “determination” as defined in Section 1313(a) of the Code, each of Parent and the Partnership will not (and will cause its respective controlled affiliates not to) make any tax filings or otherwise take any position inconsistent with the Intended Tax Treatment or Section 5.14(e) and will (and will cause its respective controlled affiliates to) cooperate with the other party to make any filings, statements or reports required to effect, disclose or report the Intended Tax Treatment.

(b) Each of Parent and the Partnership will (and will cause its respective controlled affiliates to) use its reasonable best efforts to cause the Merger to qualify for the Intended Tax Treatment, and will not take or knowingly fail to take (and will cause its respective controlled affiliates not to take or knowingly fail to take) any actions if such actions or the failure to take such actions would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment. Each of Parent and the Partnership shall notify the other party promptly after becoming aware of any fact or circumstance that could reasonably be expected to (i) cause the Merger to fail to qualify for the Intended Tax Treatment or (ii) prevent or impede the receipt of any of the Required Tax Opinions.

(c) Each of Parent and the Partnership will use its reasonable best efforts and will reasonably cooperate with one another to obtain the opinions of counsel referred to in Section 6.1(d), Section 6.1(e), Section 6.2(e) and Section 6.2(f) (the “Required Tax Opinions”). In connection therewith, (i) Parent shall deliver to requisite counsels (A) in connection with the opinions of counsel referred to in Section 6.1(d), Section 6.1(e) and Section 6.2(f), one or more duly executed certificates in form and substance reasonably satisfactory to such counsels containing such customary representations as shall be reasonably necessary or appropriate to enable such counsels to render such Required Tax Opinions and (B) in connection with the opinion of counsel referred to in Section 6.2(e), a duly executed certificate in form and substance consistent with the certificate set forth in Section 5.14(c) of the Parent Disclosure Schedule (the certificates referenced in clause (A) and (B) together, the “Parent Tax Certificates”) and (ii) the Partnership shall deliver to requisite counsels (A) in connection with the opinions of counsel referred to in Section 6.1(d), Section 6.1(e) and Section 6.2(f), one or more duly executed certificates in form and substance reasonably satisfactory to such counsels containing such customary representations as shall be reasonably necessary or appropriate to enable such counsels to render such Required Tax Opinions and (B) in connection with the opinion of counsel referred to in Section 6.2(e), a duly executed certificate in form and substance consistent with the certificate forth in Section 5.14(c) of the Partnership Disclosure Schedule (the certificates referenced in clause (A) and (B) together, the “Partnership Tax Certificates”), in each case dated as of the Closing Date (and, if requested, Parent and the Partnership shall deliver such certificates to requisite counsels in connection with any opinions to be filed in connection with the Form S-4, dated as of the date of such opinions), and Parent and the Partnership shall provide such other information as shall be reasonably requested by counsels for purposes of rendering the Required Tax Opinions (or any opinions to be filed in connection with the Form S-4).

(d) Subject to the following sentence, Parent shall prepare and file any U.S. federal (and applicable state and local) income Tax Returns for the Partnership and its Subsidiaries for the tax year including the Closing Date (and any prior years for which such Tax Returns are required to be filed after the Effective Time) in accordance with the past practices of the Partnership or such Subsidiaries. The Partnership and Parent agree that all items of income, gain, loss, deduction and credit of the Partnership (and any Subsidiary of the Partnership that is treated as a partnership for U.S. federal income tax purposes) for the taxable year during which the Closing Date occurs will be allocated between (i) the portion of such taxable year that ends on the Closing Date and (ii) the portion of such taxable year that begins on the date immediately after the Closing Date using an interim closing of the books pursuant to Section 706 of the Code.

(e) Parent shall cause the Partnership to remain treated as a partnership, for U.S. federal income tax purposes, that is regarded as separate from Parent, making the assumptions set forth in Section 5.14(e) of the Partnership Disclosure Schedule, from immediately prior to the Effective Time until a date that is at least one (1) year following the Closing.

Section 5.15 Partnership Credit Agreement; Partnership Receivables Financing Agreement.

(a) The Partnership shall, prior to the Closing, following a request in writing by Parent, (i) deliver (or cause to be delivered) notices of prepayment or termination of the Partnership Credit Agreement and Partnership Receivables Financing Agreement (which notices shall be conditioned upon the consummation of the Closing) within the time periods required thereunder and (ii) take all other actions reasonably required to facilitate the termination of the commitments thereunder and the release of any Liens and termination of all guarantees granted in connection therewith, in each case on the Closing Date, subject to the payment by the Partnership of the Payoff Amount pursuant to Section 5.15(b); and

(b) The Partnership shall, at least one (1) business day prior to the Closing Date, following a request in writing by Parent, deliver or cause to be delivered to Parent in escrow (subject to release on the Closing Date) customary payoff letters, in form reasonably acceptable to Parent, from the administrative agent and collateral agent under the Partnership Credit Agreement and from the administrative agent and collateral agent under the Partnership Receivables Financing Agreement (each, a “Payoff Letter”), specifying the total payment required to be made as of the Closing Date to repay in full all obligations under each of the Partnership Credit Agreement and the Partnership Receivables Financing Agreement (including interest, premiums, penalties, make-whole payments, breakage costs and other fees and expenses (if any) that are required to be paid by the Partnership or any Partnership Subsidiary as a result of such repayment on the Closing Date), together with pay-off instructions for making such repayment on the Closing Date (such amounts under the Partnership Credit Agreement and the Partnership Receivables Financing Agreement collectively, the “Payoff Amount”). Parent shall provide (or cause to be provided) all funds to pay the Payoff Amount set forth in the Payoff Letters on the Closing Date.

Section 5.16 Stock Exchange Listing. Parent shall cause the Parent Units to be issued in the Merger and such other Parent Units to be reserved for issuance in connection with the Merger to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as reasonably practicable, and in any event prior to the Closing Date. Prior to filing the listing application or notification form or responding to any comments of the NYSE with respect thereto, Parent shall provide the Partnership with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response). The Partnership shall use reasonable best efforts to furnish all information concerning itself and its affiliates and provide such other assistance as may be reasonably requested by Parent in connection with the preparation and filing of the listing application or notification form (or any amendment or supplement thereto) or in connection with responding to any comments of the NYSE with respect thereto.

Section 5.17 Unitholder Litigation. Without limiting in any way the respective applicable obligations of Parent and the Partnership under Section 5.1 and Section 5.8, each of Parent, the Parent GP and the Partnership and their controlled affiliates shall, and shall use reasonable best efforts to cause their respective other affiliates to, give the other the opportunity to participate in the defense or settlement of any unitholder claim or unitholder legal proceeding (including any class action or derivative litigation) against such party or its affiliates or its or their officers, general partners or directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to, without the prior written consent of Parent and the Partnership, which consent with respect to any such settlement shall not be unreasonably withheld, conditioned or delayed. Each of Parent and the Partnership and their respective controlled affiliates shall, and shall use reasonable best efforts to cause their respective other affiliates to cooperate and shall use its reasonable best efforts to cause its Representatives to cooperate, in the defense against such claim or legal proceeding.

Section 5.18 Distributions. Subject to Section 5.27, after the entry into this Agreement until the Closing Date, each of the Partnership and Parent shall coordinate with the other regarding the declaration of any distributions in respect of Parent Common Units and any distributions in respect of Partnership Units and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Parent Common Units and Partnership Common Units shall not receive two (2) distributions (it being understood that the Special Distribution shall not be counted for this purpose) or fail to receive one distribution, as applicable, in any quarter with respect to their Parent Common Units or Partnership Units and any Parent Common Units any holder of Partnership Units receives in exchange therefor in the Merger. For the avoidance of doubt, this Section 5.18 shall not limit the right of the Partnership to declare and pay (and set a record date for) the Special Distribution in accordance with Section 5.27.

Section 5.19 Stock Exchange Delisting; Deregistration. Prior to the earlier of the Effective Time and the Termination Date, the Partnership will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of NYSE to cause (a) the delisting of the Partnership Common Units from NYSE as promptly as practicable after the Effective Time; and (b) the deregistration of the Partnership Common Units pursuant to the Exchange Act as promptly as practicable after such delisting.

Section 5.20 Redemption of Partnership Preferred Units and Subordinated Notes. Upon the request of Parent, the Partnership shall prepare a notice of redemption in respect of the redemption of (i) all outstanding Partnership Preferred Units (the “Preferred Redemption”) in accordance with the Existing Partnership Agreement and (ii) all of the outstanding principal amount of the Subordinated Notes in accordance with the Subordinated Notes Indenture (the “Subordinated Notes Redemption” and, together with the Preferred Redemptions, the “Redemptions”), and in form and substance (including with respect to the redemption date specified therein, which redemption date shall in no event be prior to the Effective Time) reasonably acceptable to Parent and use reasonable best efforts to take all other actions reasonable, customary or necessary to prepare for the Redemptions following the Effective Time in accordance with the Existing Partnership Agreement or Subordinated Notes Indenture, as applicable; provided, that no notice of redemption or similar notice shall be required to be issued by the Partnership or any of its affiliates or Subsidiaries until following the Effective Time, and in no event shall the Partnership or any of its affiliates be required to cause the Redemptions to occur prior to the Effective Time or to commit the Redemptions to occur (or take any action which requires any Redemption to occur) prior to the Effective Time. All documentation regarding the foregoing shall be subject to the review and approval (not to be unreasonably withheld, conditioned or delayed) of Parent. Parent shall provide (or cause to be provided) all funds for the Redemptions as required by the Redemptions.

Section 5.21 Financing.

(a) The Partnership shall, and shall cause the Partnership Subsidiaries and their respective Representatives to, in each case, use its and their reasonable best efforts to, provide Parent all customary cooperation reasonably requested by Parent in connection with debt provided pursuant to the Debt Commitment Letter or other debt financing to fund the Required Amount (the “Debt Financing”), including using reasonable best efforts to:

(i) participate in a reasonable number of meetings, presentations, road shows, drafting sessions, sessions with rating agencies and due diligence sessions;

(ii) provide reasonable and customary assistance with the preparation of materials for offering documents, private placement memoranda, prospectuses, agency presentations, bank information memoranda and other similar documents;

(iii) provide reasonable cooperation with the due diligence efforts of any arrangers, underwriters or placement agents in connection with the Debt Financing, or of any Financing Sources, to the extent reasonable and customary (including executing customary authorization letters authorizing the distribution of information about the Partnership and the Partnership Subsidiaries to prospective Financing Sources, which letters shall include, to the extent accurate and applicable, in the case of the public-side version of any such materials and documents, a representation that such public-side version does not include information about the Partnership or Partnership Subsidiaries that would constitute material non-public information within the meaning of United States federal securities laws);

(iv) to the extent timely requested, provide, at least five (5) business days prior to the Closing Date, all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, relating to any of the Partnership or any Partnership Subsidiary, in each case as reasonably requested by Parent or any of its affiliates or Representatives or any Financing Sources at least five (5) business days prior to the aforementioned date of delivery;

(v) furnish (and consent to the disclosure of) the Partnership historical financial statements as required by paragraph (e)(iii) and (iv) of Annex II of the Debt Commitment Letter and/or as reasonably requested (including after taking into account any applicable “staleness” or similar dates for any Debt Financing) by the Parent or its representatives in connection with any Debt Financing, and including, without limitation, the most recent financial statements filed (or required to be filed) by the Partnership with the SEC;

(vi) provide all information and cooperation reasonably requested by Parent that is necessary or customary to support the delivery of any certificate, opinion or other document required to be delivered to the trustees of the indentures relating to the Assumed Debt or otherwise pursuant to the indentures relating to the Assumed Debt in connection with Closing;

(vii) with respect to financial information and data derived from the Partnership’s historical books and records, assist Parent with the Parent’s preparation of pro forma financial information and pro forma financial statements to the extent required by SEC rules and regulations or necessary or reasonably requested by Parent or the Financing Sources, it being agreed that the Company will not be required to actually prepare any such pro forma financial information or pro forma financial statements or provide any information or assistance relating to (A) the proposed debt and equity capitalization or any assumed interest rates, dividends (if any) and fees and expenses relating to such debt or equity capitalization, (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing or (C) any financial information related to Parent or any of its Subsidiaries or any adjustments that are not directly related to the Merger; and

(viii) obtain from the Partnership’s registered public accounting firm that has audited the Partnership’s most recent audited financial statements customary comfort letters and consents required in connection with any Debt Financing with respect to the financial statements and information provided pursuant to Section 5.21(a)(v) that is included in any offering document for which such comfort is customarily required, including customary confirmations (in customary form and scope and delivered at such customary times) of such accountants that they are prepared to issue any such comfort letter or consent subject to the completion of its customary procedures relating thereto

(b) Notwithstanding anything to the contrary in this Section 5.21, the Partnership and the Partnership Subsidiaries shall not be required to provide cooperation or take action under this Section 5.21:

(i) to the extent it would, in the Partnership’s reasonable judgment, unreasonably interfere with the normal ongoing business or operations of the Partnership and the Partnership Subsidiaries (it being understood and agreed that the actions specified in clauses (i) through (vi) of Section 5.21(b) do not unreasonably interfere with the business or operations of the Partnership and the Partnership Subsidiaries);

(ii) that would reasonably be expected to cause any condition to Closing set forth in Article VI to fail to be satisfied;

(iii) that involves any actions that would reasonably be expected to conflict with, result in a violation or breach of, or default (with or without notice, lapse of time or both) under any applicable Law, this Agreement, their organizational documents or any Partnership Material Contract;

(iv) that would reasonably be expected to cause any director, officer or employee of the Partnership or the Partnership Subsidiaries or any of their respective affiliates to incur any personal liability;

(v) that would reasonably be expected to cause any representation or warranty in this Agreement to be breached by the Partnership;

(vi) which would require such entities to pay any commitment or other similar fee or incur any liability or expense in connection with any financing to be obtained by Parent or its Subsidiaries in connection with the transactions contemplated by this Agreement, except such expenses for which Parent or one of its Subsidiaries is obligated to reimburse the Partnership or, if reasonably requested by the Partnership, for which funds that are actually necessary to pay such expenses are provided in advance by Parent or one of its Subsidiaries to the Partnership;

(vii) to the extent that the Partnership and the Partnership Subsidiaries and any persons who are officers or directors of such entities would be required to pass resolutions or consents to approve or authorize the execution of such financing to be obtained by Parent or its Subsidiaries in connection with the transactions contemplated by this Agreement;

(viii) that would require any director or officer of the Partnership or the Partnership Subsidiaries to execute any agreement, certificate, document or instrument with respect to such financing to be obtained by Parent or its Subsidiaries in connection with the transactions contemplated by this Agreement, in each case, that would be effective prior to the Closing (other than customary authorization letters and as expressly provided for in Section 5.21);

(ix) to the extent it would conflict with obligations of confidentiality from a third party (not created in contemplation hereof) binding on the Partnership or the Partnership Subsidiaries (provided that, in the event that the Partnership or the Partnership Subsidiaries do not provide information in reliance on the exclusion in this clause (ix), the Partnership and the Partnership Subsidiaries shall provide notice to Parent promptly that such information is being withheld (but solely if providing such notice would not violate such obligation of confidentiality));

(x) that would require providing access to or disclosing information that would jeopardize any attorney-client privilege of the Partnership or the Partnership Subsidiaries (provided that, the Partnership shall use reasonable best efforts to allow for such access to the maximum extent that does not jeopardize attorney-client privilege);

(xi) that would require its legal counsel to provide any legal opinions or 10b-5 letters;

(xii) other than as contemplated by Section 5.21(a)(v) and (vii) above, that would require the Partnership or the Partnership Subsidiaries to prepare any pro formas, projections or forecasts or provide financial statements that are not prepared in the ordinary course of its financial reporting practice;

(xiii) that would require the Partnership or the Partnership Subsidiaries to disclose (if not previously publicly disclosed by the Partnership) any preliminary financial results or “flash numbers”; and

(xiv) that would require the Partnership to file or furnish any reports or information with the SEC in connection with such financing.

(c) Parent shall indemnify and hold harmless the Partnership and Partnership Subsidiaries and their respective directors, officers, employees, equityholders, Representatives, advisors and affiliates from and against any out-of-pocket costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, or damages suffered or incurred by any of them in connection with the Debt Financing to the fullest extent permitted by law and any information utilized in connection therewith except to the extent any such cost or expense, judgment, fine, loss, claim, or damage results from the bad faith, gross negligence, fraud, intentional misrepresentation or willful misconduct by the Partnership, the Partnership Subsidiaries or any of their respective affiliates or Representatives. Parent shall promptly, following the Partnership’s written request therefor, reimburse the Partnership and the Partnership Subsidiaries for all reasonable and documented expenses incurred by any of them or their Representatives in connection with fulfilling their respective obligations pursuant to this Section 5.21 (including reasonable and documented out-of-pocket attorneys’ fees).

(d) The Partnership hereby consents, on its own behalf and on behalf of the Partnership Subsidiaries, to (i) the inclusion of Evaluation Material (as defined in the Confidentiality Agreement) in any customary disclosure document for the Debt Financing provided to potential debt providers required to facilitate the Debt Financing to the extent the recipients of such disclosure document are subject to customary confidentiality requirement or the disclosure documents are filed with the SEC and (ii) the use of its logos in connection with the Debt Financing so long as such logos are used in a manner that is not intended to or reasonably likely to harm or disparage the Partnership and the Partnership Subsidiaries or the reputation or goodwill of the Partnership and the Partnership Subsidiaries and their respective products, services, offerings or Intellectual Property rights.

Section 5.22 Committed Financing

(a) Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate the Committed Financing or any Substitute Financing in an amount equal to the Required Amount, including, using reasonable best efforts to (i) (A) maintain in effect the Debt Commitment Letter and (B) negotiate, enter into and deliver definitive agreements with respect to the Committed Financing reflecting the terms contained in the Debt Commitment Letter (or with other terms agreed by Parent and the Financing Sources, subject to the restrictions on amendments of the Debt Commitment Letter set forth below), so that such any such agreements (other than customary post-closing agreements/deliverables) are in effect no later than the Closing and (ii) satisfy on a timely basis all the conditions to the Committed Financing and the definitive agreements related thereto that are in Parent’s (or its Subsidiaries’) control. Parent shall pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts under the Debt Commitment Letter.

(b) Following the reasonable request therefor, Parent shall keep the Partnership reasonably informed on a timely basis of the status of Parent’s and its Subsidiaries’ efforts to obtain the Committed Financing, including providing copies of any amendment, modification or replacement of the Debt Commitment Letter (provided, that any fee letter may be redacted to remove the fee amounts, the rates and amounts included in the “market flex” and other economic terms that could not adversely affect the conditionality, enforceability, termination or aggregate principal amount of the Committed Financing) and shall give the Partnership prompt notice of (x) any material breach or default by any party to the Debt Commitment Letter or the definitive documentation related thereto of which Parent has become aware and (y) any condition precedent of the Committed Financing that Parent has any reason to believe will not be satisfied at the Closing Date; provided that neither Parent nor any of its affiliates shall be under any obligation to disclose any information that is subject to attorney-client or similar privilege to the extent such privilege is asserted in good faith or otherwise would violate or contravene any law or any obligation of confidentiality. Parent may amend, modify, replace, terminate, assign or agree to any waiver under the Debt Commitment Letter without the prior written approval of the Partnership; provided that Parent shall not, without the Partnership’s prior written consent, permit any such amendment, replacement, modification, assignment, termination or waiver to be made to, or consent to any waiver of, any provision of or remedy under the Debt Commitment Letter which would (i) reduce the aggregate cash amounts of the Committed Financing (including by increasing the amount of fees to be paid or original issue discount) unless the aggregate amount of the Committed Financing following such reduction, together with cash on hand and other sources of funds of Parent on the Closing Date, would be equal to, or in excess of, the Required Amount, (ii) (x)impose new or additional conditions to the Committed Financing or (y) otherwise expand, amend, modify or waive any of the conditions to the Committed Financing or (iii) otherwise expand, amend, modify or waive any provision of the Debt Commitment Letter in a manner that, in the case of subclauses (ii)(y) or (iii), would reasonably be expected to (A) prevent, materially impair or materially delay the funding of the Committed Financing (or satisfaction of the conditions to the Committed Financing) on the Closing Date or (B) materially adversely affect the ability of Parent or any of its Subsidiaries to pay the Required Amounts at Closing; provided that notwithstanding the foregoing, Parent may modify, supplement or amend the Debt Commitment Letter to (1) add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement and (2) implement or exercise any “market flex” provisions contained in the Debt Commitment Letter. In the event that new commitment letters or fee letters are entered into in accordance with any amendment, replacement, supplement or other modification of the Debt Commitment Letter permitted pursuant to this Section 5.22 such new commitment letters or fee letters shall be deemed to be the “Debt

Commitment Letter” for all purposes of this Agreement and references to “Committed Financing” herein shall include and mean the financing contemplated by the Debt Commitment Letter as so amended, replaced, supplemented or otherwise modified, as applicable. Parent shall promptly deliver to the Partnership copies of any termination, amendment, modification, waiver or replacement of the Debt Commitment Letter.

(c) If funds in the amounts set forth in the Debt Commitment Letter, or any portion thereof, become unavailable (other than in accordance with the terms of the Debt Commitment Letter), Parent shall, and shall cause its Subsidiaries to, as promptly as practicable following the occurrence of such event (i) notify the Partnership in writing thereof and (ii) use reasonable best efforts to obtain substitute financing, including, as applicable, a commitment to provide such substitute financing (on terms that are not materially less favorable to Parent, taken as a whole, than the terms as set forth in the Debt Commitment Letter, taking into account any “market flex” provisions thereof, and which does not include any conditions to the consummation of such substitute financing that are more onerous than the conditions set forth in the Committed Financing) sufficient, together with cash on hand and other sources of funds of Parent on the Closing Date, to enable Parent and its Subsidiaries to pay the Required Amount at Closing (the “Substitute Financing”) and, promptly after execution thereof, deliver to the Partnership true, complete and correct copies of the new commitment letter and the related fee letters (in redacted form removing the fee amounts, the rates and amounts included in the “market flex” and other economic terms that could not adversely affect the conditionality, enforceability, termination or aggregate principal amount of the Committed Financing) or related definitive financing documents with respect to such Substitute Financing. Upon obtaining any commitment for any such Substitute Financing, such financing shall be deemed to be a part of the “Committed Financing” and any commitment letter for such Substitute Financing shall be deemed to be the “Debt Commitment Letter” for all purposes of this Agreement.

(d) Notwithstanding the foregoing, compliance by Parent and its Subsidiaries with this Section 5.22 shall not limit or modify the Partnership’s right to seek specific performance to cause Parent to consummate the Merger, whether or not the Debt Financing is available.

Section 5.23 General Partner Obligations. Each of the Parent GP and the Partnership Managing GP shall take all action necessary to cause Parent and the Partnership, as applicable, to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth in this Agreement. For the avoidance of doubt, any violation of the obligations of Parent or the Partnership under this Agreement shall also be deemed to be a breach of this Agreement by the Parent GP or the Partnership Managing GP, as applicable.

Section 5.24 Obligations of Merger Sub and Parent. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth in this Agreement. For the avoidance of doubt, any violation of the obligations of Merger Sub under this Agreement shall also be deemed to be a breach of this Agreement by Parent. Immediately after the execution of this Agreement, Parent shall deliver to the Partnership evidence of the adoption of this Agreement by Parent, in its capacity as the sole member of Merger Sub, and the consent effecting such adoption shall not be modified or withdrawn after the entry into this Agreement.

Section 5.25 Third-Party Consents. From the entry into this Agreement and prior to the earlier of the Effective Time and the Termination Date, the Partnership shall use commercially reasonable efforts to (a) seek the consents of, and deliver the notices and certificates to, as applicable, each of the parties (other than the Partnership and the Partnership Subsidiaries) to the contracts listed on Section 5.25 of the Partnership Disclosure Schedule to the extent required in connection with the transactions contemplated by this Agreement and (b) take all reasonable action to satisfy any legal or contractual requirements to provide notice to or enter into any consultation procedure with any labor union, labor organization, or works council which is representing any Partnership Employee in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing, in connection with the foregoing, neither the Partnership nor any of the Partnership Subsidiaries nor any of their respective affiliates shall be required to (i) make any payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments) or concede anything of value, (ii) amend, supplement or otherwise modify any contract or (iii) agree or commit to do any of the foregoing, and any failure to do so shall not be considered, by itself, a breach of this Section 5.25. The parties hereby acknowledge and agree that none of the consents, requirements, notices or other actions contemplated by this Section 5.25 shall serve as a condition to the Closing.

Section 5.26 Additional Specified Negative Covenants. Notwithstanding anything to the contrary set forth in this Agreement and not in limitation of any other obligations set forth herein, Parent GP and Parent shall, and shall cause each of their respective Subsidiaries to, from and after the entry into this Agreement until the Effective Time, not acquire (or enter into any agreement to acquire), directly or indirectly by merger, consolidation, acquisition of stock or assets or otherwise, any business, person or assets from any other person if such transaction would reasonably be expected to (a) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any approval, consent, clearance, non-action or other similar action or inaction from any Governmental Authority required in connection with the transactions contemplated by this Agreement, including the Merger, (b) materially increase the risk of any Governmental Authority enacting, issuing, promulgating, enforcing or entering any Legal Restraint, or (c) materially increase the risk of the parties not being able to remove any such Legal Restraint described in the preceding clause (b).

Section 5.27 Special Distribution. The parties shall coordinate regarding the declaration by the Partnership of a distribution in respect of Partnership Common Units and the record date and payment date relating thereto, such that the holders of Partnership Common Units shall receive, prior to the Effective Time, a special cash distribution (the “Special Distribution”) in the amount of $0.212 per Partnership Common Unit. The Special Distribution shall be declared and paid on, and to holders of record of, Partnership Common Units as of such dates as are mutually agreed upon by Parent and the Partnership (to be no later than the Effective Time) and shall be subject to applicable Law and compliance with the terms of the Existing Partnership Agreement.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by all parties, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) The Partnership Unitholder Approval shall have been obtained in accordance with applicable Law and the Partnership Organizational Documents;

(b) No temporary restraining order, preliminary or permanent injunction or other writ, injunction, judgment or decree preventing the consummation of the transactions contemplated by this Agreement shall have been issued by any court of competent jurisdiction or other Governmental Authority and remain in effect, and no statute, rule, regulation or order shall have been enacted, entered, enforced or deemed applicable to the Merger that makes consummation of the Merger illegal (any such order, injunction, writ, judgment, decree, statute, rule or regulation, a “Legal Restraint”);

(c) All waiting periods (and any extension thereof) applicable to the Merger or the other transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated and any commitment to, or agreement with, any Governmental Authority not to consummate the Closing before a certain date, shall have been terminated or shall have expired;

(d) Parent shall have received a written opinion of Vinson & Elkins LLP (or, if Vinson Elkins LLP is unable or unwilling to render (or timely render) such an opinion, another nationally recognized tax counsel as may be reasonably acceptable to Parent and the Partnership) dated as of the Closing Date and in form and substance reasonably satisfactory to the Partnership to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, at least 90% of the gross income of Parent and the Partnership, calculated on a pro forma combined basis, for all of the calendar year that immediately precedes the calendar year that includes the Closing Date and each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code; provided that, the condition set forth in this Section 6.1(d) shall be deemed waived by Parent in the event the opinion described in this Section 6.1(d) cannot be delivered because at least 90% of the gross income of Parent for such calendar year or calendar quarters is not from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code. In rendering such opinion, Vinson & Elkins LLP or such other counsel shall be entitled to receive and rely upon the Parent Tax Certificates, the Partnership Tax Certificates and any other representations, warranties and covenants of officers of Parent and the Partnership and any of their respective affiliates as to such matters as such counsel may reasonably request;

(e) The Partnership shall have received a written opinion of Sidley Austin LLP (or, if Sidley Austin LLP is unable or unwilling to render (or timely render) such an opinion, another nationally recognized tax counsel as may be reasonably acceptable to the Partnership and Parent) dated as of the Closing Date and in form and substance reasonably satisfactory to the

Partnership and Parent to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, at least 90% of the gross income of the Partnership for all of the calendar year that immediately precedes the calendar year that includes the Closing Date and each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code. In rendering such opinion, Sidley Austin LLP or such other counsel shall be entitled to receive and rely upon the Partnership Tax Certificates, the Parent Tax Certificates and any other representations, warranties and covenants of officers of the Partnership and any of its respective affiliates as to such matters as such counsel may reasonably request; and

(f) The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

Section 6.2 Conditions to Obligation of the Partnership to Effect the Merger. The obligation of the Partnership to effect the Merger is further subject to the fulfillment (or waiver by the Partnership) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties set forth in:

(i) Section 4.1(b) (Qualification, Organization), Section 4.2(a) (Equity Interests), Section 4.2(b) (Equity Interests), Section 4.2(c) (Equity Interests) (first sentence only (excluding clauses (D) and (E) thereof)), Section 4.2(d) (Equity Interests), Section 4.4(a) (Authority; NonContravention) and Section 4.20 (Finders or Brokers) shall have been accurate in all material respects as of the entry into this Agreement and shall be accurate in all material respects as of the Closing Date, as if made on and as of the Closing Date (except for any such representations and warranties made as of a specific date, which shall have been accurate in all material respects as of such date);

(ii) Section 4.9 (Absence of Certain Changes or Events) shall be accurate in all respects as of the entry into this Agreement;

(iii) Article IV and the ET Support Agreement (other than those addressed in the foregoing clauses (i) and (ii)) without giving effect to any materiality qualifications set forth therein, shall have been accurate in all respects as of the entry into this Agreement and shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (except for any such representations and warranties made as of a specific date, which shall have been accurate in all respects as of such date), except where such inaccuracies, individually or in the aggregate, would not have a Parent Material Adverse Effect;

(b) Each of ET, Parent, the Parent GP and Merger Sub shall have in all material respects performed all obligations and complied with all covenants required by this Agreement and the ET Support Agreement to be performed or complied with by it prior to the Effective Time;

(c) Parent shall have delivered to the Partnership a certificate, dated the Closing Date and signed by the Chief Executive Officer or another senior officer of Parent GP, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied;

(d) The Parent Units to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance;

(e) The Partnership shall have received a written opinion of Wachtell, Lipton, Rosen & Katz (or, if Wachtell, Lipton, Rosen & Katz is unable or unwilling to render such an opinion, another nationally recognized tax counsel as may be reasonably acceptable to the Partnership) dated as of the Closing Date and in form and substance reasonably satisfactory to the Partnership to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income tax purposes, the exchange of Partnership Common Units for Parent Common Units pursuant to the Merger should be treated as an exchange described in Section 721(a) of the Code. In rendering such opinion, Wachtell, Lipton, Rosen & Katz or such other counsel shall be entitled to receive and rely on the representations, warranties, and covenants contained in the Partnership Tax Certificates and the Parent Tax Certificates;

(f) Parent shall have received a written opinion of Vinson & Elkins LLP (or, if Vinson & Elkins LLP is unable or unwilling to render (or timely render) such an opinion, another nationally recognized tax counsel as may be reasonably acceptable to Parent and the Partnership) dated as of the Closing Date and in form and substance reasonably satisfactory to the Partnership to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, (i) at least 90% of the gross income of Parent for all of the calendar year that immediately precedes the calendar year that includes the Closing Date and each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code and (ii) Parent should not be treated as an investment company for purposes of Section 721(b) of the Code. In rendering such opinion, Vinson & Elkins LLP or such other counsel shall be entitled to receive and rely upon the Parent Tax Certificates, the Partnership Tax Certificates and any other representations, warranties and covenants of officers of Parent and the Partnership and any of their respective affiliates as to such matters as such counsel may reasonably request; and

(g) There shall not have occurred since the entry into this Agreement a Parent Material Adverse Effect.

Section 6.3 Conditions to Obligation of Parent to Effect the Merger. The obligation of Parent to effect the Merger is further subject to the fulfillment (or the waiver by Parent) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of the Partnership, Partnership GP and Partnership Managing GP set forth in:

(i) Section 3.1(a) (Qualification, Organization), Section 3.2(a) (Equity Interests), Section 3.2(b) (Equity Interests) (first sentence only), Section 3.2(c) (Equity Interests), Section 3.2(d) (Equity Interests) (first and third sentence only) and Section 3.2(e) (Equity

Interests) (first sentence only (excluding clauses (D) and (E) thereof)), Section 3.4(a) (Authority; NonContravention) and Section 3.23 (Finders or Brokers) shall have been accurate in all material respects as of the entry into this Agreement and shall be accurate in all material respects as of the Closing Date, as if made on and as of the Closing Date (except for any such representations and warranties made as of a specific date, which shall have been accurate in all material respects as of such date);

(ii) Section 3.11 (Absence of Certain Changes or Events) shall be accurate in all respects as of the entry into this Agreement;

(iii) Article III (other than those addressed in the foregoing clauses (i) and (ii)) without giving effect to any materiality qualifications set forth therein, shall have been accurate in all respects as of the entry into this Agreement and shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (except for any such representations and warranties made as of a specific date, which shall have been accurate in all respects as of such date), except where such inaccuracies, individually or in the aggregate, would not have a Partnership Material Adverse Effect;

(b) Each of the Partnership, Partnership GP and Partnership Managing GP shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time;

(c) The Partnership shall have delivered to Parent a certificate, dated the Closing Date and signed by the Chief Executive Officer or another senior officer of Partnership Managing GP, certifying to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied; and

(d) There shall not have occurred since the entry into this Agreement a Partnership Material Adverse Effect.

Section 6.4 Frustration of Closing Conditions. Neither the Partnership nor Parent may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s (and, in the case of Parent, also ET’s) Fraud or Willful Breach of any representation, warranty, covenant or agreement in this Agreement or the ET Support Agreement.

ARTICLE VII

TERMINATION

Section 7.1 Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time:

(a) by the mutual written consent of the Partnership and Parent;

(b) by either the Partnership or Parent, if the Merger shall not have been consummated on or before the date that is nine (9) months after the date of this Agreement (the “End Date”); provided, however, that if, as of the applicable End Date, all of the conditions to Closing set forth in Article VI have been satisfied or waived (or by their nature are to be satisfied at the Closing) except, to the extent applicable, for the conditions set forth Section 6.1(b), or Section 6.1(c), then either Parent or the Partnership may cause the End Date to be extended on two (2) separate occasions by a period of three (3) months each, by delivering written notice to the other party, and if so extended, such date shall be the “End Date”; provided further, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any party whose breach or affiliates’ breach of its obligations in this Agreement (and, in the case of Parent, also ET’s breach of its obligations in the ET Support Agreement) has contributed, in any material respect, to the failure of the Closing to occur on or prior to the End Date;

(c) by either the Partnership or Parent, if the consummation of the Closing would violate any final and nonappealable Legal Restraint; provided, however, that no party shall be permitted to terminate this Agreement pursuant to this Section 7.1(c) whose breach or affiliates’ breach of any provision of this Agreement (and, in the case of Parent, also ET’s breach of its obligations in the ET Support Agreement) contributed, in any material respect, to the issuance or continued existence of such Legal Restraint;

(d) by either the Partnership or Parent, if the Partnership Unitholders’ Meeting (including any adjournments or postponements thereof) shall have concluded, at which a vote upon the approval and adoption of this Agreement was taken, and the Partnership Unitholder Approval shall not have been obtained;

(e) by the Partnership, if ET, Parent, the Parent GP or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement or the ET Support Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, is not cured by ET, Parent, the Parent GP or Merger Sub within the earlier of 30 days after written notice from the Partnership to Parent describing such breach or failure in reasonable detail and the End Date; provided, however, that, for purposes of clauses (i) and (ii) above, if an inaccuracy in any of Parent, Parent GP, ET or Merger Sub’s representations and warranties (as of the date of this Agreement or as of a date subsequent to the date of this Agreement) or a breach of a covenant or obligation by Parent, Parent GP, ET or Merger Sub is curable by the End Date and Parent or Merger Sub, as applicable, is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then the Partnership may not terminate this Agreement under this Section 7.1(e) on account of such inaccuracy or breach, unless such inaccuracy or breach shall remain uncured for a period of 30 days commencing on the date that Partnership gives Parent notice of such inaccuracy or breach;

(f) by Parent, if the Partnership, Partnership GP or Partnership Managing GP shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, is not cured by the Partnership, Partnership GP or Partnership Managing GP within the earlier of 30 days after written notice from

Parent to the Partnership describing such breach or failure in reasonable detail and the End Date; provided, however, that, for purposes of clauses (i) and (ii) above, if an inaccuracy in any of the Partnership, Partnership GP or Partnership Managing GP’s representations and warranties (as of the date of this Agreement or as of a date subsequent to the date of this Agreement) or a breach of a covenant or obligation by the Partnership, Partnership GP or Partnership Managing GP is curable by the End Date and the Partnership, Partnership GP or Partnership Managing GP, as applicable, is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then Parent may not terminate this Agreement under this Section 7.1(f) on account of such inaccuracy or breach, unless such inaccuracy or breach shall remain uncured for a period of 30 days commencing on the date that Parent gives the Partnership notice of such inaccuracy or breach;

(g) by Parent, prior to the Partnership Unitholder Approval in the event of a Change of Recommendation; and

(h) by the Partnership, prior to the Partnership Unitholder Approval in accordance with Section 5.4(e) in order to accept a Superior Proposal and enter into an agreement providing for a Superior Proposal.

Section 7.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall terminate (except for the provisions of this Section 7.2, Section 7.3, Article VIII and Article IX), and there shall be no other liability on the part of the Partnership, Partnership GP or Partnership Managing GP on the one hand, and Parent or Merger Sub, and Parent GP to the other except as provided in Section 7.3 and, subject to Section 7.3(c), liability (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and, in the case of liabilities or damages payable by Parent, Parent GP or Merger Sub, would include the benefits of the transactions contemplated by this Agreement lost by the Partnership’s unitholders (taking into consideration all relevant matters, including lost stockholder premium, other combination opportunities and the time value of money)) arising out of or the result of, a party’s (and, in the case of Parent, also ET’s) Fraud or any Willful Breach of any covenant or agreement in this Agreement or the ET Support Agreement occurring prior to termination or as provided for in the Confidentiality Agreement (which shall continue pursuant to the terms thereof) or ET Support Agreement, in which case, subject to Section 7.3(c), the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

Section 7.3 Partnership Breakup Fee.

(a) If this Agreement is validly terminated by Parent pursuant to Section 7.1(g) (Change of Recommendation) or the Partnership pursuant to Section 7.1(h) (Superior Proposal), then the Partnership shall pay to Parent within two (2) business days after the date of termination, the Partnership Breakup Fee, by wire transfer of same day federal funds to the account specified by Parent.

(b) If this Agreement is validly terminated (i) Parent pursuant to Section 7.1(f) (Breach of Representation or Covenant), and the breach giving rise to the right to terminate this Agreement pursuant to Section 7.1(f) was the Partnership’s failure to convene and hold a Partnership Unitholders’ Meeting in violation of Section 5.6, or (ii) by Parent or the Partnership pursuant to Section 7.1(d) (No Partnership Unitholder Approval) and, in the case of each of clause (i) and (ii), (A) at or prior to the time of the termination of this Agreement an Acquisition Proposal shall have been publicly disclosed or publicly announced and not have been withdrawn prior to such termination; and (B) on or prior to the twelve (12)-month anniversary of such termination of this Agreement (1) any Acquisition Transaction is consummated or (2) the Partnership or any Partnership Subsidiary enters into a definitive contract providing for any Acquisition Transaction (it being understood that, for purposes of this clause (2), each reference to “20%” in the definition of “Acquisition Transaction” shall be deemed to be a reference to “50%”) which is thereafter consummated, then the Partnership shall pay to Parent an amount equal to the Partnership Breakup Fee, by wire transfer of same day federal funds to the account specified by Parent on the earlier of the public announcement of the Partnership’s entry into such contract or the consummation of any such Acquisition Transaction.

(c) Notwithstanding anything to the contrary in this Agreement, the payment of the Partnership Breakup Fee to Parent pursuant to Section 7.3(a) or Section 7.3(b) shall be the sole and exclusive monetary remedy available to Parent or any of its affiliates in connection with this Agreement and the transactions contemplated by this Agreement in any circumstance in which the Partnership Breakup Fee is payable hereunder, and upon payment by the Partnership of the Partnership Breakup Fee to the account designated by Parent none of the Partnership, the Partnership GP, any Partnership Subsidiary or any of their respective former, current or future officers, directors, partners, unitholders, limited partners, general partners, shareholders, stockholders, managers, members, affiliates, Representatives or other agents shall have any further liability with respect to this Agreement or the transactions contemplated hereby to Parent or any of its affiliates or any of its or their former, current or future officers, directors, partners, unitholders, limited partners, general partners, shareholders, stockholders, managers, members, affiliates, Representatives or other agents; provided, however, that nothing herein shall release the Partnership from liability arising out of or the result of Fraud. The parties acknowledge and agree that in no event shall the Partnership be required to pay the Partnership Breakup Fee on more than one occasion, and in no event shall Parent, Parent GP or Merger Sub be entitled to specific performance to cause the Partnership to consummate the transactions contemplated by this Agreement if Parent has received the Partnership Breakup Fee and vice versa. In addition, the parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and are not a penalty, and that, without these agreements, neither party would enter into this Agreement. If the Partnership fails to pay promptly the amounts due pursuant to this Section 7.3 other than due to a failure of Parent to provide the Partnership with wire instructions, the Partnership will also pay to Parent interest on the unpaid amount under this Section 7.3, accruing from its due date, at an interest rate per annum equal to two (2) percentage points in the excess of the prime commercial lending rate quoted by The Wall Street Journal and the reasonable and documented out-of-pocket expenses (including reasonable and documented out-of-pocket legal fees) in connection with any action taken to collect payment. Any change in the interest rate hereunder resulting from a change in such prime rate will be effective at the beginning of the date of such change in such prime rate.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

Section 8.2 Expenses. Except as set forth in Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses, except that fees and expenses incurred in connection with the printing, filing and mailing of the Proxy Statement/Prospectus and Form S-4 (including applicable SEC filing fees) shall be borne by Parent.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two (2) or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.4 Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 8.5 Jurisdiction; Specific Enforcement.

(a) The parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it at law or in equity, each of the parties shall be entitled to an injunction or injunctions or equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and all such rights and remedies at law or in equity shall be cumulative, except as may be limited by Section 7.3. The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. A party’s pursuit of an injunction, specific performance or other equitable remedies at any time shall not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled.

(b) Each of the parties hereto irrevocably agrees that any legal action or proceeding relating to or arising out of this Agreement and the rights and obligations hereunder, or for recognition and enforcement of any judgment relating to or arising out of this Agreement and the rights and obligations hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to or arising out of this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts in accordance with the first sentence of this Section 8.5(b). Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 8.7; provided, however, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law.

Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) personal delivery to the party to be notified; (b) when sent by email (in which case effectiveness shall be the time the email is sent (excluding undeliverable or other similar automated replies)) or (c) upon receipt after dispatch by registered or certified mail, postage prepaid or when delivered by a courier (with confirmation of delivery) to the party to be notified, in each case, at the following address:

To Parent, Parent GP or Merger Sub:

Sunoco LP

8111 Westchester Drive, Suite 400

Dallas, TX 75225

Attention: Arnold Dodderer

Email: Arnold.Dodderer@sunoco.com

with copies to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attention: Michael J. Aiello

                 Sachin Kohli

Email: michael.aiello@weil.com

            sachin.kohli@weil.com

To the Partnership, Partnership GP or Partnership Managing GP:

NuStar Energy L.P.

19003 IH-10 West

San Antonio, TX 78257

Attention: Amy L. Perry

Email: Amy.Perry@nustarenergy.com

with copies to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: Igor Kirman

                  Zachary S. Podolsky

Email: IKirman@wlrk.com

           ZSPodolsky@wlrk.com

and

Sidley Austin LLP

1000 Louisiana St.

Suite 6000

Houston, TX 77002

Attention: George J. Vlahakos

Email: gvlahakos@sidley.com

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) business days after the notice is given, whichever is later.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties, except that Parent may assign any of its rights (but not delegate any of its obligations) under this Agreement to one or more wholly owned direct or indirect subsidiaries of Parent without the prior written consent of the Partnership, so long as such assignment does not delay the Closing and does not adversely affect holders of Partnership Units. Subject to the first sentence of this Section 8.8, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section 8.8 shall be null and void.

Section 8.9 Severability. Any term or provision of this Agreement which is held to be invalid or unenforceable in a court of competent jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10 Entire Agreement. This Agreement together with the exhibits hereto, schedules hereto, the ET Support Agreement and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof, and this Agreement is not intended to grant standing to any person other than the parties hereto.

Section 8.11 Disclosure Schedules. Each of the Partnership Disclosure Schedule and the Parent Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections set forth in this Agreement. For purposes of this Agreement any disclosure set forth in any particular Section or subsection of the Partnership Disclosure Schedule or the Parent Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations, warranties, covenants, agreements or other provisions hereof of the respective Party that are contained in the corresponding Section or subsection of this Agreement, and (b) any other representations, warranties, covenants, agreements or other provisions hereof of the respective party that are contained in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such representations, warranties, covenants, agreements and other provisions hereof, is reasonably apparent. The mere inclusion of an item in the Partnership Disclosure Schedule or Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material fact, event or circumstance or that such item has had, or would reasonably be expected to have a Partnership Material Adverse Effect or Parent Material Adverse Effect, as applicable. The Partnership Disclosure Schedule and Parent Disclosure Schedule shall each be delivered as of the entry into this Agreement, and no amendments or modifications thereto shall be made without the written consent of Parent (in the case of an amendment or modification to the Partnership Disclosure Schedule) or the Partnership (in the case of an amendment or modification to the Parent Disclosure Schedule). Any purported update or modification to the Partnership Disclosure Schedule or the Parent Disclosure Schedule after the entry into this Agreement that is not so consented to shall be disregarded.

Section 8.12 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Partnership, Partnership GP, Partnership Managing GP, Parent, Parent GP and Merger Sub or, in the case of a waiver, by the party against whom the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.13 No Third-Party Beneficiaries. Each of the parties agrees that (a) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the applicable parties hereto, in accordance with and subject to the terms of this Agreement, and (b) except for (i) the provisions of Article II and Section 7.2 (of which the holders of Partnership Common Units are express third party beneficiaries as described in the last sentence of this Section 8.13) and Section 5.11 (of which the Indemnified Parties are an express third party beneficiary), and (ii) the right of the holders of Partnership Common Units to receive the Merger Consideration on the terms and conditions of this Agreement (subject to the last sentence of this Section 8.13) this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The parties further agree that the holders of Partnership Common Units are express third party beneficiaries of Article II and Section 7.2 and shall have the right to enforce this Agreement and to pursue and recover any remedies, damages or other amounts, whether in law or in equity, to which the holders of Partnership Common Units may be entitled arising out of this Agreement; provided, that, for purposes of efficiency and administrability, in order to enforce such third party beneficiary rights prior to the Closing, the holders of Partnership Common Units shall appoint an agent to act on behalf of the holders of Partnership Common Units (which appointment may be made by amendment to the Partnership Organizational Documents), and such agent shall be entitled to enforce such rights and pursue and recover such remedies, damages or other amounts on behalf of the holders of Partnership Common Units.

Section 8.14 Financing Provisions. Notwithstanding anything in this Agreement to the contrary, the Partnership, on behalf of itself and the Partnership Subsidiaries and each of its controlled affiliates, hereby: (a) agrees that any legal action or proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Sources, arising out of or relating to, this Agreement, the Debt Financing, any transactions contemplated hereby or thereby, or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such court, (b) agrees that any such legal action shall be governed by the laws of the State of New

York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Debt Financing and except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in the Debt Commitment Letter or in any definitive documentation related to the Debt Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware), (c) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any such legal action or proceeding brought against the Financing Sources in any way arising out of or relating to, this Agreement, the Debt Financing, any transactions contemplated hereby or thereby, or the performance of any services thereunder, (d) agrees that service of process upon the Partnership, the Partnership Subsidiaries or the Partnership’s controlled affiliates in any such legal proceeding or proceeding shall be effective if notice is given in accordance with Section 8.7, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such legal proceeding in any such court, (f) agrees that none of the Financing Sources shall have any liability to the Partnership or any of the Partnership Subsidiaries or any of their respective controlled affiliates or representatives relating to or arising out of this Agreement, the Debt Commitment Letter or the Debt Financing or any transactions contemplated hereby or thereby or the performance of any services thereunder, and (g) agrees that notwithstanding Section 8.13, the Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions of this Section 8.14 and that this Section 8.14 and the definition of “Financing Sources” and any of the defined terms therein may not be amended in a manner adverse to the Financing Sources without the written consent of the Financing Entities (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, nothing in this Section 8.14 shall in any way limit or modify the rights and obligations of Parent under this Agreement, or any Financing Source’s obligations under the Debt Commitment Letter, or the rights of the Partnership and the Partnership Subsidiaries against the Financing Sources with respect to the Debt Financing or any of the transactions contemplated thereby or any services thereunder following the Closing Date.

Section 8.15 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.16 Construction.

(a) Each of the parties has participated in the drafting and negotiation of this Agreement. The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

(b) Whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(c) The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

(d) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(e) The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires.

(f) The term “or” is not exclusive.

(g) The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.”

(h) All accounting terms not expressly defined in this Agreement shall have the meanings given to them under GAAP.

(i) When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated.

(j) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement.

(k) References to any statute, law or regulation shall be deemed to refer to such statute, law or regulation as amended from time to time and to any rules, regulations or requirements promulgated thereunder.

(l) Unless otherwise specified in this Agreement, all references in this Agreement to “dollars” or “$” shall mean U.S. Dollars and all amounts in this Agreement shall be paid in U.S. Dollars, and if any amounts, costs, fees or expenses incurred by any party pursuant to this Agreement are denominated in a currency other than U.S. Dollars, to the extent applicable, the U.S. Dollar equivalent for such costs, fees and expenses shall be determined by converting such other currency to U.S. Dollars at the foreign exchange rates published in The Wall Street Journal or, if not reported thereby, another authoritative source in effect at the time such amount, cost, fee or expense is incurred, and if the resulting conversion yields a number that extends beyond two (2) decimal points, rounded to the nearest penny.

(m) When calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded. References to days shall refer to calendar days unless business days are specified.

ARTICLE IX

DEFINITIONS

Section 9.1 Definitions. As used in this Agreement:

(a) “affiliate” means, with respect to a specified person, as of the relevant time of determination, any other person, whether now in existence or hereafter created, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified person.

(b) “Antitrust Law” means the Sherman Act of 1890, the Clayton Act of 1914, the HSR Act, the Federal Trade Commission Act, and all other federal, state, local and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(c) “Assumed Debt” means any bonds, debentures, notes or other similar instruments of the Partnership or any Partnership Subsidiary not redeemed or otherwise repaid in full in connection with Closing.

(d) “Benefit Plans” means any (i) “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), (ii) bonus, incentive or deferred compensation, equity or equity-based compensation or phantom equity plan, program, policy, agreement or arrangement, including employer stock and incentive plans, (iii) severance, change in control, employment, individual consulting, post-employment or retirement, retention or termination plan, program, agreement, policy or arrangement or (iv) other compensation or benefit plan, program, agreement, policy, practice, contract, arrangement or other obligation, in each case, whether or not in writing, whether or not funded and whether or not subject to ERISA, including all bonus, cash or equity-based incentive, deferred compensation, equity purchase, health, medical, dental, disability, accident, life insurance, or vacation, paid time off, perquisite, fringe benefit, severance, change of control, retention, employment, separation, retirement, pension, or savings, plans, programs, policies, agreements or arrangements, excluding, in each case, any plan, program, policy or arrangement maintained by any Governmental Authority.

(e) “business day” means any day other than a Saturday, a Sunday or a legal holiday for commercial banks in Dallas, Texas, New York, New York or San Antonio, Texas.

(f) “contract” means any agreement, contract, obligation, understanding or undertaking (whether written or oral), in each case, that is legally binding.

(g) “control” (including, with correlative meanings, “controlling,” “controlled by” and “under common control with”) means, with respect to a person, the power to direct or cause the direction of the management and policies of such person, directly or indirectly, whether through the ownership of equity interests, including but not limited to voting securities, by contract or agency or otherwise.

(h) “COVID-19” means SARS CoV-2 or COVID-19 (and all related strains, sequences, and variants), including any intensification, resurgence or any evolutions or mutations thereof, or related or associated epidemics, pandemics, disease outbreaks or public health emergencies.

(i) “Emergency” means any sudden, unexpected, force majeure or abnormal event which causes, or risks causing, imminent and substantial physical damage to or the endangerment of the safety of any property, imminent and substantial endangerment of health or safety of any person, or death or injury to any person, or imminent and substantial damage to the environment, in each case, whether real or reasonably perceived, and whether caused by war (whether declared or undeclared), acts of terrorism (including cyber-terrorism), weather events, epidemics, pandemics, diseases, strikes, work-stoppages, outages, explosions, blockades, insurrections, riots, landslides, earthquakes, storms, hurricanes, lightning, floods, extreme cold or freezing, extreme heat, washouts, acts of Governmental Authorities, including, but not limited to, confiscation or seizure, or otherwise.

(j) “Environmental Law” means any Law relating to the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource or environmental media), public or worker health or safety (to the extent related to exposure to Hazardous Materials), pollution, or any exposure to or release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of) any Hazardous Materials, in each case as in effect as of or prior to the Closing Date.

(k) “ERISA Affiliate” means, with respect to any person, trade or business (whether or not incorporated), any other person, trade or business (whether or not incorporated), that together with such first person, trade or business (whether or not incorporated), is, or was at a relevant time, treated as a single employer or under common control, in either case, under or within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

(l) “ET GP” means LE GP, LLC, a Delaware limited liability company and the sole general partner of ET.

(m) “Existing Partnership Agreement” means that certain Eighth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of July 20, 2018, as amended immediately following the entry into this Agreement, on the date hereof in the form provided to Parent, or as permitted by this Agreement.

(n) “Export Control and Economic Sanctions Laws” means the Export Control Reform Act of 2018 (50 U.S.C. Chapter 58), the Export Administration Act of 1979 (50 U.S.C. Chapter 56), the Export Administration Regulations (15 C.F.R. Parts 730-774), Section 3 of the NGA (15 U.S.C. § 717b), the Administrative Procedures With Respect to the Import And Export of Natural Gas (10 C.F.R. Part 590), regulations promulgated by the Office of Foreign Assets Control (31 C.F.R. Parts 500-599) and corresponding enabling statutes, and any similar export control or economic sanctions Laws of any country in which a person is performing activities, to the extent that such person is subject to such Laws.

(o) “Financing Sources” means any debt provider (including each agent and arranger) that commits to provide Parent or any of its Subsidiaries Debt Financing (including any Persons providing Substitute Financing) pursuant to the Debt Commitment Letter (the “Financing Entities”), and their respective Representatives and other affiliates; provided that neither Parent nor Merger Sub shall be a Financing Source

(p) “Fraud” means actual fraud under Delaware law in the making of the representations and warranties expressly set forth in Article III, Article IV or the ET Support Agreement, but not constructive fraud, equitable fraud or negligent misrepresentation or omission.

(q) “Governmental Authority” means any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; (iii) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or entity and any court or other tribunal); (iv) public or private arbitral body or (v) self-regulatory organization (including NYSE).

(r) “Hazardous Materials” means (i) any substance, material or waste that is listed, defined, designated, classified, or regulated as hazardous, toxic, radioactive, or dangerous, or as a “pollutant” or “contaminant,” or words of similar meaning under, or for which liability or standards of conduct may be imposed pursuant to, any Environmental Law, or (ii) any radon, radioactive material, asbestos or asbestos containing material, noise, urea formaldehyde, foam insulation, polychlorinated biphenyls, or per- and polyfluoroalkyl substances.

(s) “Intellectual Property” means all right, title and interest in or relating to intellectual property, whether protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all: (i) patents and patent applications; (ii) trademarks, service marks, logos, trade names, brand names, corporate names, trade dress, trade styles and other indications of the commercial source or origin of a product or service, in each case, whether or not registered, and all registrations and applications to register, and renewals and extensions of, any of the foregoing, together with all goodwill associated therewith; (iii) copyrights and copyrightable works, whether or not registered or published; (iv) trade secret rights and corresponding rights in confidential information and other non-public or proprietary information (whether or not patentable or copyrightable), including ideas, know-how, inventions, technology, software, discoveries, improvements, methods, procedures, processes, techniques, formulae, drawings, designs, models, and plans (collectively, “Trade Secrets”); (v) Internet domain names; and (vi) intellectual property rights arising from software and technology.

(t) “IT Assets” means the computers, hardware, software, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment owned or controlled by the Partnership and the Partnership Subsidiaries or Parent and the Parent Subsidiaries, as applicable, that are required in connection with the operation of the respective business of the Partnership or any of the Partnership Subsidiaries or Parent or any of the Parent Subsidiaries, as applicable.

(u) “knowledge” means (i) with respect to Parent and its Subsidiaries, the actual knowledge of the individuals listed in Section 9.1(u) of the Parent Disclosure Schedule and (ii) with respect to the Partnership and the Partnership Subsidiaries, the actual knowledge of the individuals listed in Section 9.1(u) of the Partnership Disclosure Schedule.

(v) “Labor Agreement” means each collective bargaining agreement, union contract or similar agreement with any labor union, labor organization or employee association to which the Partnership or any of the Partnership Subsidiaries is a party or bound by or applicable to any Partnership Employee.

(w) “made available” means, with respect to any information, document or other material, that such information, document or other material was made available at least one (1) hour prior to entry into this Agreement: (i) on the SEC website, (ii) with respect to information relating to the Partnership or the Partnership Subsidiaries, in the virtual data room maintained on behalf of the Partnership with Donnelley Financial Solutions in connection with the transactions contemplated by this Agreement or via email between outside counsel of the parties or (iii) with respect to information relating to Parent or its Subsidiaries, in the virtual data room maintained by Parent with Datasite in connection with the transactions contemplated by this Agreement.

(x) “Parent Credit Agreement” means that certain Second Amended and Restated Credit Agreement, dated as of April 7, 2022, by and among, inter alios, the Parent, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent.

(y) “Parent Disclosure Schedule” means the Parent Disclosure Schedule that has been delivered by Parent and Merger Sub to the Partnership upon the entry into this Agreement.

(z) “Parent Incentive Distribution Rights” means Incentive Distribution Rights, as such term is defined in the Parent Partnership Agreement.

(aa) “Parent Intellectual Property” means all Intellectual Property owned or purported to be owned by Parent or any of the Parent Subsidiaries.

(bb) “Parent Licensed Intellectual Property” means all Intellectual Property that is used, practiced or held for use or practice by Parent or any of the Parent Subsidiaries, other than any Parent Intellectual Property.

(cc) “Parent Material Adverse Effect” means an event, change, effect, development or occurrence that has had, or is reasonably likely to have, a material adverse effect on the business, financial condition or continuing results of operations of Parent and its Subsidiaries, taken as a whole, other than any event, change, effect, development or occurrence resulting from, relating to or arising out of (i) any event, change, effect, development or occurrence in or generally affecting the economy, the financial or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world, including any changes in supply, demand, currency exchange rate, interest rates, tariff policy, monetary policy or inflation, (ii) any changes or developments in the industries in which Parent or any of its Subsidiaries conducts its business, (iii) any changes or developments in prices for oil, natural gas, ammonium or other commodities or for Parent’s or any of its Subsidiaries’ raw material inputs and end products, including general market prices and regulatory changes generally affecting the industries in which Parent and the Parent Subsidiaries operate, (iv) the negotiation, execution, announcement, pendency or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including the impact thereof on the relationships, contractual or otherwise, of the Partnership or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Merger or any of the other transactions contemplated by this Agreement), (v) any taking of any action or failure to take any action, in either case, as required by this Agreement or at the request of the Partnership or consented to in writing by the Partnership or any taking of any action or failure to take any action, in either case, which requires the consent of the Partnership pursuant to Section 5.2 and the Partnership declines to grant consent, (vi) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Authority, or market administrator, (vii) any changes in GAAP or accounting standards or interpretations thereof, (viii) (A) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires, epidemics, pandemics (including COVID-19), or any weather-related or meteorological events or other force majeure event or natural disasters or (B) outbreak or escalation of hostilities or acts of war or terrorism, sabotage, civil disobedience, cyber-terrorism or any escalation or general worsening of the foregoing (including the conflict between the Russian Federation and Ukraine and the conflict in Israel and the surrounding region) and any sanctions or similar actions relating thereto, (ix) any failure by Parent to meet any internal or external (including analyst) projections or forecasts or estimates, milestones or budgets or financial or operating predictions of revenues, earnings or other financial or operating metrics for any period (provided, however, that the exception in this clause (ix) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Parent Material Adverse Effect so long as it is not otherwise excluded by this definition) (provided, that this clause shall not be construed as implying that Parent is making any representation warranty hereunder with respect to any internal or external (including analyst) projections or forecasts or estimates, milestones or budgets or financial or operating predictions of revenues, earnings or other financial or operating metrics for any period), (x) any changes in the unit price or trading volume of the Parent Common Units or in the credit rating of Parent (provided, however, that the exception in this clause (x) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in, or contributed to, a Parent Material Adverse Effect so long as it is not otherwise excluded by this definition) or (xi) any breach by the Partnership or any of its affiliates of this Agreement; except, in each case with respect to subclauses (i) through (iii) and (vi) through (viii), solely to the extent disproportionately affecting Parent and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and its Subsidiaries operate in which case only the incremental disproportionate, adverse effect relative to other similarly situated companies in the industries in which Parent and its Subsidiaries operate may be taken into account in determining whether there has been, or would be reasonably likely to be, a “Parent Material Adverse Effect.”

(dd) “Parent Permitted Lien” means (i) any Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet delinquent or being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP; (B) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business; (C) arising under conditional sales contracts, tenders, statutory obligations, surety and appeals bonds, government contracts, performance and return of money bonds, equipment leases and similar obligations, in each case so long as each of the aforementioned documents are with third parties entered into in the ordinary course of business; (D) not created by Parent or its Subsidiaries that affect the underlying fee interest of real property leased by Parent or any Subsidiary; (E) that is disclosed on the most recent consolidated balance sheet of Parent included in the Parent SEC Documents or notes thereto or securing liabilities reflected on such balance sheet; (F) arising under or pursuant to the Parent Organizational Documents or the organizational documents of any Subsidiary of Parent; or (G) created pursuant to any contracts set forth on the Parent Disclosure Schedule; (H) which an accurate up-to-date survey would show; or (I) that would not be material to Parent and the Parent Subsidiaries, taken as a whole; (ii) grants to others of Rights-of-Way, surface leases, crossing rights and amendments, modifications, and releases of Rights-of-Way, easements and surface leases in the ordinary course of business; (iii) with respect to Rights-of-Way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed contract, that is of public record or to which Parent or any of its Subsidiaries otherwise has access, between the parties thereto; (iv) with respect to any Parent Leased Real Property, Liens and other rights reserved by or in favor of any landlord under a Parent Real Property Lease; or (v) zoning, entitlement, building and other land use regulations imposed by any Governmental Authority having jurisdiction over the Parent Real Property and real property to which Parent or any of its Subsidiaries has good, valid and marketable fee simple title, and not violated by the current use and operation of the such real property.

(ee) “Parent Units” means the Parent Common Units and the Parent Class C Units.

(ff) “Partnership Benefit Plans” means all Benefit Plans sponsored, maintained, contributed to or required to be contributed to by the Partnership or any of the Partnership Subsidiaries, or under which the Partnership or any of the Partnership Subsidiaries has any liability or obligation (contingent or otherwise).

(gg) “Partnership Breakup Fee” means $90,272,205.

(hh) “Partnership Common Units” means the common units representing limited partner interests in the Partnership and having the rights and obligations specified with respect to “Common Units” in the Existing Partnership Agreement.

(ii) “Partnership Credit Agreement” means that certain Second Amended and Restated 5-Year Revolving Credit Agreement, dated as of January 28, 2022, by and among, inter alios, the Partnership, the lenders from time to time party thereto and Wells Fargo Bank, National Association, as administrative agent.

(jj) “Partnership Disclosure Schedule” means the Partnership Disclosure Schedule that has been delivered by the Partnership to Parent upon the entry into this Agreement.

(kk) “Partnership Intellectual Property” means all Intellectual Property owned or purported to be owned by the Partnership or any of the Partnership Subsidiaries.

(ll) “Partnership Licensed Intellectual Property” means all Intellectual Property that is used, practiced or held for use or practice by the Partnership or any of the Partnership Subsidiaries, other than any Partnership Intellectual Property.

(mm) “Partnership LTI Award” means any Partnership Restricted Unit Award or Partnership Performance Cash Award.

(nn) “Partnership LTIPs” means, collectively, the Partnership’s Amended and Restated NuStar Energy L.P. 2019 Long-Term Incentive Plan, the NuStar GP, LLC Fifth Amended and Restated 2000 Long-Term Incentive Plan, amended and restated as of January 28, 2016, as amended as of February 7, 2018 and the NuStar GP Holdings, LLC Long-Term Incentive Plan, as amended.

(oo) “Partnership Material Adverse Effect” means an event, change, effect, development or occurrence that has had, or is reasonably likely to have, a material adverse effect on the business, financial condition or continuing results of operations of the Partnership and Partnership Subsidiaries, taken as a whole, other than any event, change, effect, development or occurrence resulting from, relating to or arising out of (i) any event, change, effect, development or occurrence in or generally affecting the economy, the financial or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world, including any changes in supply, demand, currency exchange rate, interest rates, tariff policy, monetary policy or inflation, (ii) any changes or developments in the industries in which the Partnership or any of its Subsidiaries conducts its business, (iii) any changes or developments in prices for oil, natural gas, ammonium or other commodities or for the Partnership’s or any of the Partnership Subsidiaries’ raw material inputs and end products, including general market prices and regulatory changes generally affecting the industries in which the Partnership and the Partnership Subsidiaries operate, (iv) the negotiation, execution, announcement, pendency or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including the identity of Parent or any of its affiliates as the acquiror of the Partnership) (including the impact thereof on the relationships, contractual or otherwise, of the Partnership or any of the Partnership Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Merger or any of the other transactions contemplated by this Agreement), (v) any taking of any action or failure to take any action, in either case, as required by this Agreement or at the request of Parent, the Parent GP or Merger Sub or consented to in writing by Parent or the Parent GP or any taking of any action or failure to take any action, in either case, which requires the consent of Parent pursuant to Section 5.1 and Parent declines to grant consent, (vi) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Authority, or market administrator, (vii) any changes in GAAP or accounting standards or interpretations thereof, (viii) (A) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires, epidemics, pandemics (including COVID-19), or any weather-related or meteorological events or other force majeure event or natural disasters or (B) outbreak or escalation of hostilities or acts of war or terrorism, sabotage, civil disobedience, cyber-terrorism or any escalation or general worsening of the foregoing (including the conflict between the Russian Federation and Ukraine and the conflict in Israel and the surrounding region) and any sanctions or similar actions relating thereto, (ix) any failure by the Partnership to meet any internal or external

(including analyst) projections or forecasts or estimates, milestones or budgets or financial or operating predictions of revenues, earnings or other financial or operating metrics for any period (provided, however, that the exception in this clause (ix) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Partnership Material Adverse Effect so long as it is not otherwise excluded by this definition) (provided, that this clause shall not be construed as implying that the Partnership is making any representation warranty hereunder with respect to any internal or external (including analyst) projections or forecasts or estimates, milestones or budgets or financial or operating predictions of revenues, earnings or other financial or operating metrics for any period), (x) any changes in the unit price or trading volume of the Partnership Units or in the Partnership’s credit rating (provided, however, that the exception in this clause (x) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in, or contributed to, a Partnership Material Adverse Effect so long as it is not otherwise excluded by this definition) or (xi) any breach by Parent or any of its affiliates of this Agreement; except, in each case with respect to subclauses (i) through (iii) and (vi) through (viii), solely to the extent disproportionately affecting the Partnership and the Partnership Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Partnership and the Partnership Subsidiaries operate in which case only the incremental disproportionate, adverse effect relative to other similarly situated companies in the industries in which the Partnership and the Partnership Subsidiaries operate may be taken into account in determining whether there has been, or would be reasonably likely to be, a “Partnership Material Adverse Effect.”

(pp) “Partnership Performance Cash Award” means a notional right that represents the right to receive an amount of cash (or, in the discretion of the Partnership, a number of Partnership Common Units) upon settlement, which is subject to performance-based vesting or delivery requirements, whether granted pursuant to a Partnership LTIP or otherwise.

(qq) “Partnership Permitted Lien” means (i) any Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet delinquent or being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP; (B) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business; (C) arising under conditional sales contracts, tenders, statutory obligations, surety and appeals bonds, government contracts, performance and return of money bonds, equipment leases and similar obligations, in each case so long as each of the aforementioned documents are with third parties entered into in the ordinary course of business; (D) not created by the Partnership or its Subsidiaries that affect the underlying fee interest of real property leased by the Partnership or any Subsidiary; (E) that is disclosed on the most recent consolidated balance sheet of the Partnership included in the Partnership SEC Documents or notes thereto or securing liabilities reflected on such balance sheet; (F) arising under or pursuant to the Partnership Organizational Documents or the organizational documents of any Partnership Subsidiary; (G) created pursuant to any contracts set forth on the Partnership Disclosure Schedule; (H) which an accurate up-to-date survey would show; (I) resulting from any facts or circumstances relating to Parent or its affiliates; (J) with respect to any indebtedness that will be discharged and released in accordance with the Payoff Letter as contemplated by Section 5.15; or (K) that would not be material to the Partnership and the Partnership Subsidiaries, taken as a whole (ii) grants to others of Rights-of-Way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed contract, that is of public record or to which the Partnership or any of its Subsidiaries otherwise has access, between the parties thereto; (iii) with respect to any Partnership Leased Real Property, Liens and other rights reserved by or in favor of any landlord under a Partnership Real Property Lease; or (iv) zoning, entitlement, building and other land use regulations imposed by any Governmental Authority having jurisdiction over the Partnership Real Property.

(rr) “Partnership Preferred Units” means, collectively, the Partnership Series A Preferred Units, the Partnership Series B Preferred Units, and the Partnership Series C Preferred Units.

(ss) “Partnership Receivables Financing Agreement” means that certain Receivables Financing Agreement, dated as of June 15, 2015, by and among, NuStar Finance LLC, as borrower, the Partnership and PNC Bank, National Association, as lender and administrative agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

(tt) “Partnership Restricted Unit Award” means a notional right that represents the right to receive a specified number of Partnership Common Units upon settlement, that is subject to time-based vesting conditions, whether granted pursuant to a Partnership LTIP or otherwise.

(uu) “Partnership Series A Preferred Unit” means each preferred unit designated as a “8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Unit” representing a limited partner interest in the Partnership having the rights and obligations specified with respect to “Series A Preferred Units” in the Existing Partnership Agreement.

(vv) “Partnership Series B Preferred Unit” means each preferred unit designated as a “7.625% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Unit” representing a limited partner interest in the Partnership having the rights and obligations specified with respect to “Series B Preferred Units” in the Existing Partnership Agreement.

(ww) “Partnership Series C Preferred Unit” means each preferred unit designated as a “9.00% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Unit” representing a limited partner interest in the Partnership having the rights and obligations specified with respect to “Series C Preferred Units” in the Existing Partnership Agreement.

(xx) “Partnership Series D Preferred Unit” means each preferred unit having the rights and obligations specified with respect to a “Series D Preferred Unit” in the Existing Partnership Agreement.

(yy) “Partnership Time-Vesting Cash Award” means a notional right that represents the right to receive an amount of cash upon settlement, which is subject to time-based vesting requirements, granted pursuant to a Partnership LTIP.

(zz) “Partnership Units” means, collectively, the Partnership Common Units and the Partnership Preferred Units.

(aaa) “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Authority, and any permitted successors and assigns of such person.

(bbb) “Personal Information” means all information in any form or media that identifies, could be used to identify or is otherwise related to an individual person or household, in addition to any definition for “personal information” or any similar term provided by applicable Law or by the Partnership or any of the Partnership Subsidiaries or by Parent or any of the Parent Subsidiaries, as applicable, in any of their privacy policies, notices or contracts (e.g., “personal data,” “personally identifiable information” or “PII”).

(ccc) “Privacy Laws” means, regardless of jurisdiction, any and all applicable Laws, legal requirements and self-regulatory guidelines relating to the Processing of any Personal Information.

(ddd) “Privacy Requirements” means all applicable Privacy Laws and all of the Partnership’s or Parent’s, as applicable, and its Subsidiaries’ policies, notices and contractual obligations relating to the Processing of any Personal Information.

(eee) “Processing” means the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer (including cross-border) of any data, including Personal Information.

(fff) “Regulatory Law” means any Antitrust Law and the Norman Y. Mineta Research and Special Programs Improvement Act of 2004, as amended.

(ggg) “Rights-of-Way” means easements, licenses, rights-of-way, permits, servitudes, leasehold estates, instruments creating an interest in real property, and other similar real estate interests.

(hhh) “Sanctioned Jurisdiction” means a country, state, territory, or region which is subject to broad economic or trade restrictions under applicable Export Control and Economic Sanctions Laws, which may change from time to time (currently Cuba, Iran, North Korea, Russia, Syria, Venezuela, and the Crimea region of Ukraine and non-government controlled areas of the Zaporizhzhia and Kherson regions of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic).

(iii) “Sanctioned Party” means (i) any individual, entity, or government that is designated under or the subject of any sanctions, export restrictions, restricted party list, or blocking measures administered by a Governmental Authority with jurisdiction over a person, including but not limited to the SDN List, Foreign Sanctions Evaders List, or SSI List; the Denied Persons, Entity, or Unverified Lists of the U.S. Department of Commerce’s Bureau of Industry and Security; the Debarred List of the U.S. Department of State’s Directorate of Defense Trade Controls; any list of sanctioned persons administered and maintained by the U.S. Department of State relating to nonproliferation, terrorism, Cuba, Iran, or Russia; and any similar lists of other jurisdictions to the extent applicable to a person; or (ii) any individual or entity that is 50% or more owned, directly or indirectly, by one or more individuals or entities that is designated on the SDN List or SSI List.

(jjj) “SDN List” means the Specially Designated Nationals and Blocked Persons List of the U.S. Department of the Treasury’s Office of Foreign Assets Control.

(kkk) “SSI List” means the Sectoral Sanctions Identifications List of the U.S. Department of the Treasury’s Office of Foreign Assets Control.

(lll) “Subordinated Notes” means the 7.625% Fixed-to-Floating Rate Subordinated Notes due 2043 issued by NuStar Logistics, L.P. pursuant to the Subordinated Notes Indenture.

(mmm) “Subordinated Notes Indenture” means the Indenture, dated as of January 22, 2013, by and between NuStar Logistics, L.P., the Company as guarantor and Wells Fargo Bank, National Association, as trustee, as supplemented by the First Supplemental Indenture, dated as of January 22, 2013, by and between NuStar Logistics, L.P., the Company as parent guarantor, NuStar Pipeline Operating Partnership L.P. as affiliate guarantor and Wells Fargo Bank, National Association, as trustee.

(nnn) “Subsidiary” means, with respect to any person, any corporation, limited liability company, partnership, association, or business entity, whether incorporated or unincorporated, of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that person or one or more Subsidiaries of that person or a combination thereof, (ii) if a partnership (whether general or limited), a general partner interest is at the time owned or controlled, directly or indirectly, by that person or one or more Subsidiaries of that person or a combination thereof or (iii) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that person or one or more Subsidiaries of that person or a combination thereof. For purposes hereof, a person or persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association, or other business entity (other than a corporation) if such person or persons shall be allocated a majority of limited liability company, partnership, association, or other business entity gains or losses.

(ooo) “Systems” means the refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid, ammonium and other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery and equipment that are owned by the Partnership or Parent or any of their Subsidiaries, as applicable and used for the conduct of their respective businesses as presently conducted.

(ppp) “Tax” or “Taxes” means any and all U.S. federal, state or local or non-U.S. or provincial taxes (and customs duties, fees, assessments and similar charges in the nature of a tax), including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, and including any and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection or with respect thereto.

(qqq) “Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

(rrr) “Treasury Regulations” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references in this Agreement to sections of the Treasury Regulations shall include any corresponding provisions or provisions of succeeding, similar or substitute, temporary or final Treasury Regulations.

(sss) “Willful Breach” means a material breach, or failure to perform, that is the consequence of a deliberate act or omission of the breaching party.

Section 9.2 Index of Definitions. Each of the following terms is defined in the section of this Agreement set forth opposite such term:

Defined Term	Section

Acceptable Confidentiality Agreement	Section 5.4(g)(i)
Acquisition Proposal	Section 5.4(g)(ii)
Acquisition Transaction	Section 5.4(g)(iii)
affiliate	Section 9.1(a)
Agreement	Preamble
Antitrust Law	Section 9.1(b)
Balance Sheet Date	Section 3.6
Benefit Plans	Section 9.1(c)
Book-Entry Units	Section 2.2(a)
business day	Section 9.1(e)
Capitalization Date	Section 3.2(a)
Certificate	Section 2.2(a)
Certificate of Merger	Section 1.3
Change of Recommendation	Section 5.4(d)
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 2.5
Committed Financing	Section 4.23
Common Units	Section 2.1(a)
Confidentiality Agreement	Section 5.3(b)
contract	Section 9.1(f)
control	Section 9.1(g)
controlled by	Section 9.1(g)
controlling	Section 9.1(g)
COVID-19	Section 9.1(h)

Defined Term	Section

Current Employees	Section 5.7(a)
D&O Policy	Section 5.11(b)
Debt Commitment Letter	Section 4.23
Debt Financing	Section 5.21(a)
Delaware LLC Act	Section 1.1
Delaware LP Act	Section 1.1
Effective Time	Section 1.3
Emergency	Section 9.1(i)
End Date	Section 7.1(b)
Environmental Law	Section 9.1(j)
Equitable Exceptions	Section 3.4(a)
ERISA	Section 3.10(d)
ERISA Affiliate	Section 9.1(k)
ERISA Effective Date	Section 5.7(c)
ET	Recitals
ET GP	Section 9.1(l)
ET Support Agreement	Recitals
Exchange Act	Section 3.4(b)
Exchange Agent	Section 2.4(a)
Exchange Agent Agreement	Section 2.4(a)
Exchange Fund	Section 2.4(a)
Exchange Ratio	Section 2.1(a)
Excluded Benefits	Section 5.7(a)
Excluded Units	Section 2.1(d)
Existing Partnership Agreement	Section 9.1(m)
Export Control and Economic Sanctions Laws	Section 9.1(n)
FCC	Section 3.13(b)
FCPA	Section 3.8(c)
FERC	Section 3.13(a)
Financing Entities	Section 9.1(o)
Financing Sources	Section 9.1(o)
Foreign Plan	Section 3.10(h)
Form S-4	Section 3.12
Fraud	Section 9.1(p)
GAAP	Section 3.5(b)
Governmental Authority	Section 9.1(q)
Hazardous Materials	Section 9.1(r)
HSR Act	Section 3.4(b)
ICA	Section 3.13(b)
Indemnified Parties	Section 5.11(a)
Intellectual Property	Section 9.1(s)
Intended Tax Treatment	Section 5.14(a)
Intervening Event	Section 5.4(g)(iv)
IT Assets	Section 9.1(t)
knowledge	Section 9.1(u)

Defined Term	Section

Labor Agreement	Section 9.1(v)
Law or Laws	Section 3.8(a)
Legal Restraint	Section 6.1(b)
Letter of Transmittal	Section 2.4(b)(i)
Lien	Section 3.2(d)
made available	Section 9.1(w)
Maximum Annual Premium	Section 5.11(b)
Merger	Recitals
Merger Consideration	Section 2.1(a)
Merger Sub	Preamble
New Parent Director	Section 1.8
New Parent Subsidiary Units	Section 1.1
New Plans	Section 5.7(b)
NGA	Section 3.13(a)
NGPA	Section 3.13(a)
Notice of Change	Section 5.4(e)(i)
Notice of Change Period	Section 5.4(e)(i)
Notice of Intervening Event	Section 5.4(e)(ii)
Notice of Intervening Event Period	Section 5.4(e)(ii)
NYSE	Section 3.4(b)
Old Plans	Section 5.7(b)
Parent	Preamble
Parent 2024 Planned CapEx	Section 5.2(a)
Parent Acquisition Proposal	Section 5.5(d)(i)
Parent Acquisition Transaction	Section 5.5(d)(ii)
Parent Approvals	Section 4.4(a)
Parent Certificate of Limited Partnership	Section 4.1(d)
Parent Certifications	Section 4.5(a)
Parent Class C Units	Section 4.2(a)
Parent Common Units	Section 2.1(a)
Parent Credit Agreement	Section 9.1(x)
Parent Disclosure Schedule	Section 9.1(y)
Parent Equity Plans	Section 4.2(a)
Parent GP	Preamble
Parent GP Board	Recitals
Parent GP Certificate of Formation	Section 4.1(d)
Parent GP Interest	Section 4.2(a)
Parent GP LLC Agreement	Section 4.1(d)
Parent Incentive Distribution Rights	Section 9.1(z)
Parent Intellectual Property	Section 9.1(aa)
Parent Leased Real Property	Section 4.16(a)
Parent Licensed Intellectual Property	Section 9.1(bb)
Parent Material Adverse Effect	Section 9.1(cc)
Parent Material Contract	Section 4.17
Parent Organizational Documents	Section 4.1(d)

Defined Term	Section

Parent Owned Real Property	Section 4.16(a)
Parent Partnership Agreement	Section 4.1(d)
Parent Permits	Section 4.7(b)
Parent Permitted Lien	Section 9.1(dd)
Parent Real Property	Section 4.16(a)
Parent Real Property Leases	Section 4.16(a)
Parent SEC Documents	Section 4.5(a)
Parent Subsidiaries	Section 4.3(a)
Parent Subsidiary Held Units	Section 2.1(d)
Parent Tax Certificates	Section 5.14(c)
Parent Trading Price	Section 2.4(d)
Parent Units	Section 9.1(ee)
Partnership	Preamble
Partnership 2024 Planned CapEx	Section 5.1(b)(F)
Partnership 401(k) Plan	Section 5.7(c)
Partnership Approvals	Section 3.4(b)
Partnership Benefit Plans	Section 9.1(ff)
Partnership Breakup Fee	Section 9.1(gg)
Partnership Certificate of Limited Partnership	Section 3.1(c)
Partnership Certifications	Section 3.5(a)
Partnership Common Units	Section 9.1(hh)
Partnership Credit Agreement	Section 9.1(ii)
Partnership Disclosure Schedule	Section 9.1(jj)
Partnership Employee	Section 3.15(a)
Partnership Financial Advisor	Section 3.23
Partnership Financial Advisor Agreements	Section 3.23
Partnership GP	Preamble
Partnership Intellectual Property	Section 9.1(kk)
Partnership Leased Real Property	Section 3.18(a)
Partnership Licensed Intellectual Property	Section 9.1(ll)
Partnership LTI Award	Section 9.1(mm)
Partnership LTIPs	Section 9.1(nn)
Partnership Managing GP	Preamble
Partnership Managing GP Board	Recitals
Partnership Material Adverse Effect	Section 9.1(oo)
Partnership Material Contracts	Section 3.21(a)
Partnership Organizational Documents	Section 3.1(c)
Partnership Owned Real Property	Section 3.18(a)
Partnership Performance Cash Award	Section 9.1(pp)
Partnership Permits	Section 3.8(b)
Partnership Permitted Lien	Section 9.1(qq)
Partnership Preferred Units	Section 9.1(rr)
Partnership Real Property	Section 3.18(a)
Partnership Real Property Leases	Section 3.18(a)
Partnership Receivables Financing Agreement	Section 9.1(ss)

Defined Term	Section

Partnership Recommendation	Section 3.4(a)
Partnership Restricted Unit Award	Section 9.1(tt)
Partnership SEC Documents	Section 3.5(a)
Partnership Series A Preferred Unit	Section 9.1(uu)
Partnership Series B Preferred Unit	Section 9.1(vv)
Partnership Series C Preferred Unit	Section 9.1(ww)
Partnership Series D Preferred Unit	Section 9.1(xx)
Partnership Subsidiaries	Section 3.3(a)
Partnership Tax Certificates	Section 5.14(c)
Partnership Unitholder Approval	Section 3.4(a)
Partnership Unitholders’ Meeting	Section 5.6(e)
Partnership Units	Section 9.1(yy)
Payoff Amount	Section 5.15(b)
Payoff Letter	Section 5.15(b)
PBGC	Section 3.10(f)
person	Section 9.1(aaa)
Personal Information	Section 9.1(bbb)
Preferred Redemption	Section 5.20
Privacy Laws	Section 9.1(ccc)
Privacy Requirements	Section 9.1(ddd)
Processing	Section 9.1(eee)
Proxy Statement/Prospectus	Section 3.4(b)
PUHCA	Section 3.13(a)
Redemptions	Section 5.20
Regular Distribution	Section 2.2(a)
Regulatory Law	Section 9.1(fff)
Representatives	Section 5.3(a)
Required Amount	Section 4.23
Required Tax Opinions	Section 5.14(c)
Rights-of-Way	Section 9.1(ggg)
Sanctioned Jurisdiction	Section 9.1(hhh)
Sanctioned Party	Section 9.1(iii)
Sarbanes-Oxley Act	Section 3.5(a)
SDN List	Section 9.1(jjj)
SEC	Section 3.4(b)
SEC Clearance Date	Section 5.6(c)
Securities Act	Section 3.4(b)
Special Distribution	Section 5.27
SSI List	Section 9.1(kkk)
Subordinated Notes	Section 9.1(lll)
Subordinated Notes Indenture	Section 9.1(mmm)
Subordinated Notes Redemption	Section 5.20
Subsidiary	Section 9.1(nnn)
Substitute Financing	Section 5.22(c)
Superior Proposal	Section 5.4(g)(v)

Defined Term	Section

Surviving Entity	Section 1.1
Systems	Section 9.1(ooo)
Tax or Taxes	Section 9.1(ppp)
Tax Return	Section 9.1(qqq)
Termination Date	Section 2.8
Third Party	Section 5.4(g)(vi)
Threshold	Section 5.8(f)
Top Partnership Pipeline/Storage Customers	Section 3.21(a)(iii)
Trade Secrets	Section 9.1(s)
Treasury Regulations	Section 9.1(rrr)
under common control with	Section 9.1(g)
Unit Issuance	Section 4.3(a)
WARN Act	Section 3.15(d)
Willful Breach	Section 9.1(sss)

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

SUNOCO LP

By:	SUNOCO GP LLC, its general partner

By:	/s/ Joesph Kim
Name: Joesph Kim
Title: President and Chief Executive Officer

SATURN MERGER SUB, LLC

By:	Arnold Dodderer
Name: Arnold Dodderer
Title: Authorized Signatory

SUNOCO GP LLC

By:	/s/ Joesph Kim
Name: Joseph Kim
Title: President and Chief Executive Officer

NUSTAR ENERGY L.P.

By:	RIVERWALK LOGISTICS, L.P., its general partner

	By:	NUSTAR GP, LLC, its general partner

By:	/s/ Bradley C. Barron
Name: Bradley C. Barron
Title: President and Chief Executive Officer

RIVERWALK LOGISTICS, L.P.

By:	NUSTAR GP LLC, its general partner

By:	/s/ Bradley C. Barron
Name: Bradley C. Barron
Title: President and Chief Executive Officer

NUSTAR GP, LLC

By:	/s/ Bradley C. Barron
Name: Bradley C. Barron
Title: President and Chief Executive Officer